15

05007077

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Santos

*CURRENT ADDRESS

PROCESSED
APR 07 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 4/7/05



Santos 50

82-34

12-31-04
AR/S

TAPPING INTO THE ENERGY...

Annual Report 2004

Santos Ltd ABN 80 007 550 923

Cover photograph:
Close-up of spinning Kelly Bushing (KB) on the drill floor of an exploration rig.

Page 1 photographs (top to bottom):
Inspection of coiled tubing drilling activities, Cooper Basin, central Australia; installation of mid-water arches, Mutineer-Exeter oil fields, Carnarvon Basin, offshore Western Australia; site inspection and liaison with contractors, offshore Western Australia; inspection of MODEC Venture 11 Floating Production Storage and Offloading facility, Jurong Shipyard, Singapore.

INSIDE

...TO DELIVER ON THE STRATEGY

Santos continues to tap into the spirit and commitment of the entrepreneurs and explorers who laid the Company's foundations as we deliver on our growth strategy.

Today, Santos is a major Australian oil and gas exploration and production company growing a global energy business through:



LEVERAGING BASE BUSINESS

Creating value from the base business through environment, health, safety and operational excellence, optimisation programs and cost leadership.



CREATING OPPORTUNITIES

Maximising the value of the exploration program, building a better and more balanced portfolio and pursuing new opportunities.



CAPTURING AND DELIVERING GROWTH

Commencing new production, advancing key projects, extracting value from our infrastructure position and seeking innovative commercial arrangements.



MANAGING OPTIONS

Delivering improved returns, strong cash flow and reserve replacement through disciplined portfolio management, strategic acquisitions and divestments, and making sustainable progress.

DELIVERING ON THE STRATEGY



Dear Shareholder,

I am pleased to report that in 2004 Santos continued to deliver on its strategy to transform the Company into a truly international exploration and production business with world-class operations.

While the year saw many positives in terms of development and exploration success, it did not get off to a good start with the incident on New Year's Day at the Moomba processing facility in central Australia.

Importantly, Santos was able to work effectively with its key stakeholders, including customers, joint venturers and government departments, to minimise the commercial impacts.

Natural gas supplies were quickly restored, in part by recovering processed gas from underground storage reservoirs. Liquids processing facilities were progressively reinstated allowing further increases to gas production and sales volumes, with the ramp-up to full liquids production achieved by August as planned.

A large proportion of the costs and foregone revenues associated with the repair of the damaged plant and the reduced oil and gas production volumes are being recovered under insurance policies.

Due to the long cycle times inherent in the oil and gas business, it had been recognised that 2004 would be a year in which production was marginally below the previous year, with subsequent increases in 2005 and beyond driven by new development projects.

In this light, it is pleasing to report that the Minerva gas and Bayu-Undan liquids projects commenced production during the year as planned, while first oil from Mutineer-Exeter and several other key growth projects are progressing to plan.

Indonesia matured into a core area during 2004, through a strategy of prudent acquisition, portfolio management and exploration. In particular, the Jeruk discovery has the potential to add significant value, with further evaluation activities underway.

Even with the large effort expended on the Moomba incident, Santos was able to deliver strong results for 2004, reflecting higher average prices across most products.

Group sales revenue increased by 2.5% to a record $1,501 million, earnings before interest and tax improved by 23% to $574 million and net profit after tax rose by 16% to $380 million.

This strong financial performance, combined with the confidence that Santos will continue to grow earnings in the future, enabled the Board to increase the final dividend on ordinary shares by 20% from 15 cents to 18 cents per share, fully franked. For the full year, dividends increased by 10% to 33 cents per share, compared with 30 cents per share in each of the four previous years. On a grossed up basis, this represents a yield of over 5%.

In response to increasing interest and enquiry from shareholders, the Dividend Reinvestment Plan has been reintroduced and applied to the final dividend paid during March 2005.

Santos continued its proactive approach to capital management with the redemption and buyback of the outstanding Preference Shares and the issue of FUELS (Franked Unsecured Equity Listed Securities). This initiative was driven by the alignment of Australian accounting standards with international requirements, and closed oversubscribed, raising $600 million in new equity.

The total shareholder return for the year, including share price appreciation and dividends paid, was 28% – an excellent result.

In addition to our focus on shareholder value, Santos takes its corporate social responsibilities seriously and is committed to sustainability as a core value in all operations. The Company's first Sustainability Review was released during the year.

Santos continues to be recognised for the high quality of its corporate governance, receiving a measure of five out of five for corporate governance for the third successive year in an independent report prepared by leading accounting and management firm, Horwath, and the University of Newcastle.

The safety of our employees and contractors is the highest priority for the Board and I'm pleased that Santos has delivered another year of safety improvement with an 11% reduction in the 2004 total recordable case frequency rate.

Mr Frank Conroy retired from the Board of Directors during December 2004. A member of the Board for five years, Mr Conroy brought extensive business and corporate experience to the Board and I thank him for his outstanding contribution.

In February 2005 we appointed two new Board members, Mr Kenneth Dean from Shell, and Mr Christopher Recny from the international management consultancy firm, L.E.K. These individuals further strengthen the composition of the Board, bringing strong international oil and gas expertise and outstanding management experience.

Finally, I'd like to acknowledge the extraordinary effort made by everyone at Santos to keep the Company moving forward during this challenging year.

I am confident that the significant achievements made during 2004 provide Santos with a solid platform from which to achieve future growth with increased value for our shareholders.

Stephen Gerlach
Chairman
21 March 2005

2004 HIGHLIGHTS

- Significant progress on new field developments:
  - > Bayu-Undan and Minerva commenced production
  - > John Brookes and Casino sanctioned
  - > Mutineer-Exeter ahead of schedule and Bayu-Undan LNG construction on track
  - > Oyong and Maleo progressed to imminent sanction.
- Seven of sixteen exploration wells discovered hydrocarbons, including Jeruk.
- Reserve replacement exceeded production for the third successive year.
- Indonesia established as a core area.
- New country entry to Egypt.
- Improved safety performance and first Sustainability Review released.

2005 AND BEYOND

- New production to commence:
  - > Mutineer-Exeter, John Brookes and Oyong in 2005
  - > Bayu-Undan LNG, Casino and Maleo in 2006.
- Continuing high impact exploration program.
- Follow-up on recent exploration success:
  - > Jeruk early production potential
  - > Hiu Aman, Hurricane and Martha appraisal.
- Continued commercialisation of static gas resources.

	2004	2003
Sales ($million)	**1,500.9**	1,465.0
Operating profit before tax ($million)	**540.8**	430.9
Cash flow from operations ($million)	**605.0**	897.3
Earnings per share (cents)	**58.6**	52.1
Ordinary dividends per share (cents)	**33**	30
Cash flow per share (cents)	**103.4**	153.8
Total shareholders' funds ($million)	**3,498.3**	3,087.9
Return on average ordinary equity (%)	**13.1**	12.3
Return on average capital employed (%)	**9.4**	8.8
Net debt/(net debt plus equity) (%)	**24.4**	22.5
Net interest cover (times)	**9.2**	8.5

EARNINGS AND DIVIDENDS PER SHARE
cents



52
30
52
30
59
33
'02
'03
'04
Earnings per share
Ordinary dividend

OPERATING CASH FLOW
$million



821
897
605
'02
'03
'04

PRODUCTION BY PRODUCT
mmboe



57.3
54.2
47.1
'02
'03
'04
Sales gas & ethane
Crude oil
Condensate
LPG

SALES REVENUE
$million



1,478
1,465
1,501
'02
'03
'04
Sales gas & ethane
Crude oil
Condensate
LPG

NET PROFIT AFTER TAX
$million



322
327
380
'02
'03
'04

RETURN ON ORDINARY EQUITY
%



52
52
59
13.1%
12.3%
13.1%
cents per share
'02
'03
'04
Earnings per share
Return on average ordinary shares

FINANCIAL STRENGTH
$million



1,163
898
1,131
28.9%
22.5%
24.4%
'02
'03
'04
Gearing
Net debt

SAFETY PERFORMANCE
TRCFR (per million hours worked)



9.0
7.2
6.4
'02
'03
'04

OUR 50 YEARS OF EXPERIENCE: AN INVESTMENT IN THE FUTURE



'Santos has an impressive and exciting development outlook over the next few years.'

Fifty years ago, the founding fathers of Santos, led by the late John Bonython, took the Company's first brave steps in the search for oil and gas. It was a risky move but, with the limited information available, they identified the far north-east of South Australia as having great potential. This judgment would later be justified and the Cooper Basin would become a prime Australian source of energy for decades to come.

With 2004 marking the 50th anniversary of Santos' incorporation, we have been reminded of how much the world of commerce, technology and regulation has changed since those pioneering days of the 1950s and 1960s.

Complicated corporate entities trade oil around the world at the touch of a button. With sophisticated seismic technology and three-dimensional computer images we can more clearly 'see' the structures that might hold the oil and gas for which we search.

But some things never change and it is interesting as we reach this milestone period to reflect on the Santos story – not in an indulgent way as we celebrate our progress and achievements, but rather as a means of learning from the past as we look forward to the challenges ahead.

RETAINING AN ENTREPRENEURIAL SPIRIT

Santos' founders were the entrepreneurs of their day – among them Sir Douglas Mawson and Reg Sprigg – people with the drive and commitment required to create an entirely new industry. It was hard work in a hostile environment but they persevered and delivered the discoveries that have sustained the energy needs of Adelaide, Sydney and beyond for the past 35 years.

Today, we have knowledge and technology injected into the exploration equation that the early prospectors could not even dream about. But it is vital that we retain their entrepreneurial spirit. Our aim is to foster a working environment in which we encourage and support people and build the confidence required to make bold but informed decisions throughout our business.

A culture change program is currently underway in Santos which is all about making sure that we work together in a way that enhances our team spirit and ability to be successful.

VALUES ARE IMPORTANT

There is another attribute of our forefathers that is still very relevant today, even though our working environment is a vastly different place. People matter.

Values are the essential building blocks for any successful company. If the basic building blocks are not in place then it doesn't matter whether you have a vision for change, a business will not go in the direction you want without them. In that context, the progress we have made under the restructuring program is most pleasing and there is an ongoing role for all of us to play in Santos' continuous improvement program.

This includes striving to operate our business in the safest possible manner. I applaud the great commitment and performance of everyone who rose to the challenges posed by the fire at the Moomba liquids recovery plant on New Year's Day 2004. The effort by everyone involved to repair and return the plant to full production was first class and a credit to their cooperation and professionalism.

JERUK STANDS OUT

The Jeruk oil discovery in Indonesia, our most exciting drilling success for many years, is the result of deliberately targeting this area as part of the growth strategy put in place in 2001.

We were in Indonesia by design, identifying East Java as an attractive area in which to expand Santos' exploration effort internationally and to establish a new core area. We were looking for excellent drilling targets and found one with Jeruk.

Further, we took a strategic approach towards gaining access to the area, acquiring the surrounding exploration acreage to ensure that we manage the evaluation of the entire play trend, giving Santos maximum drilling flexibility and keeping upfront costs down.

Jeruk is a significant discovery and has important strategic implications for Santos. It confirms that our exploration strategy is delivering and has the Company well positioned to capture the upside value available from this discovery.

The success of our strategy in East Java helps us balance the risk in our exploration program and, with the Jeruk discovery pointing the way to other potential targets, we can add some attractive lower risk prospects to our portfolio.

Jeruk stands out from the crowd for a number of reasons. At 18,700 feet, it was the deepest well (in terms of measured depth) drilled in Indonesia last year: a deep, high pressure well that few companies would have attempted. Jeruk is also located in relatively shallow water with infrastructure nearby, creating options for early production.

At Santos, we are proud that an Australian company took on that challenge and succeeded, and I congratulate the exploration and drilling teams on a great effort. With the Jeruk discovery behind us, Indonesia is at the forefront of our international exploration efforts. With eight wells planned in the region for 2005, Santos is currently the most active explorer in Indonesia.

A STRONG FINANCIAL PERFORMANCE

It was pleasing that Santos was able to conclude 2004 on a higher note than it started.

We achieved record annual revenue thanks to higher oil and gas prices combined with the return of full production at Moomba to produce a 21.5% jump in second half sales: the best result for any six-month period in Santos' history.

The average realised price for crude oil was up nearly 19% to A$51.83 per barrel.

These results have left Santos well positioned to continue its strong investment program which saw capital expenditure peak at $930 million in 2004.

In 2005 we expect to invest around $850 million of new capital in projects and our strategy is to plan for firm developments based on affordability at relatively low oil prices. If higher prices continue and some projects mature quickly and can be given the green light, our overall capital expenditure may be higher.

Production is expected to rise in 2005 when, as usual, our financial performance will be subject to oil prices, exchange rates and interest rates. These factors have a significant effect on our bottom line. A US$1 per barrel change in the oil price equates to a A$16 million change in net profit after tax in 2005.

A one US cent movement in the Australia–US dollar exchange rate would produce a change in profit after tax of A$8 million, and a 1% change in interest rates equates to a change in net profit after tax of A$9 million.

2004 has also been an important period for shareholders, with a significant improvement in the Santos share price combined with an increase in the dividend.

PRODUCTION TO REBOUND

While we expected lower production overall in 2004, our output was obviously curtailed further by the incident at the Moomba plant. The good news is that several projects emerged from the development pipeline during the year and made positive contributions to our expanding suite of oil and gas facilities.

Production is forecast to increase by 15% in 2005, or by 4% after excluding the effect of the Moomba downtime, to about 54 million boe. We expect this positive forward trend to be followed by further production growth of more than 10% in 2006.

The Bayu-Undan liquids project came on line in April 2004 and, at its increased design throughput of just over one billion cubic feet of gas per day, produced liquids at a rate of 100,000 barrels per day.

Bayu-Undan is currently stripping liquids and re-injecting the gas pending tie-in of the pipeline to Darwin in May 2005 for future LNG production. The onshore LNG facilities are more than two-thirds complete. With a gross production of 19 million barrels, 22% above expectations for the year, we were pleased with the performance of Bayu-Undan and look forward to a full year contribution from this exciting project in 2005.

The Minerva gas field off Victoria's western coast started production in December 2004 and is ramping up to full field production of around 150 TJ per day. Our share in this project is 10%, and is significant because it represents our first foray into marketing gas directly to customers or into the Victorian spot market through our sales vehicle, Santos Direct, aimed at delivering higher prices.

RECORD EXPLORATION EFFORT AHEAD

Exploration is a great way to increase shareholder value so I am pleased to be able to report that in 2004, Santos drilled 16 wildcat wells resulting in seven hydrocarbon discoveries.

Growing our oil and gas reserves for future production is the goal of our exploration efforts. On a rolling three-year average we have replaced the hydrocarbons that Santos has produced at a rate of 130% of Proven (1P) reserves, at an average replacement cost of around US$7 per boe.

Santos has an exciting exploration program for 2005: one that I believe holds the highest resource potential of any program in the Company's 50-year history.

We expect to participate in drilling a record 157 wells during 2005, of which 25 are exploration wildcat wells. Consistent with the growing internationalisation of Santos, this includes eight wells in Indonesia and six wells in the Gulf of Suez, Egypt. This program offers an attractive combination of risk and reward and is a new focus to our overseas exploration effort.

In the US, two exploration wells are planned, one onshore, and one offshore in the shallow waters of the Gulf of Mexico.

In Australia, our increasing focus on the potential of offshore areas will see Santos drill three wells off Western Australia in 2005, one off southern Australia and two wells off northern Australia. We will also drill two wells onshore in Queensland and one onshore in Victoria.

The discovery of oil and gas at Hiu Aman in the Kutei Basin, offshore East Kalimantan, has provided a strong start to our 2005 exploration program and we look forward with anticipation to further work on that significant find. Santos has a 50% interest in the discovery. We believe this region of Indonesia is very promising and Santos expects to drill four wells in the Kutei Basin in 2005.

BIGGEST DEVELOPMENT YEAR YET

I am pleased also to report that 2004 was a record year for development with six projects advancing through the pipeline.

The start-up of the Mutineer-Exeter oil field is a significant milestone in Santos' development history. This project off the

Western Australian coast, in which Santos has a one-third interest, is the first offshore oil field development which we operate and is also the first of five more offshore production projects due to commence over the next 18 months, three of which are operated by Santos.

Mutineer-Exeter appraisal delivered a lower than expected outcome in terms of reserves. Conversely, at Bayu-Undan, where the LNG project continues to make steady progress towards start-up in the first half of 2006, Santos' fortunes went the other way, as development drilling upgraded Proven plus Probable (2P) gas and liquids reserves by 14 million boe.

The good news for the Mutineer-Exeter project is that the field has been developed under budget and production is starting three months ahead of schedule.

The achievements in developing Mutineer-Exeter are world class and provide further evidence of the ability of Australian companies to more than hold their own on the global discovery and development stage.

As projects like Minerva, Mutineer-Exeter and Bayu-Undan emerge from our development pipeline, other projects enter and continue to advance.

With contracts in place to supply gas to customers in Western Australia, we expect a mid-2005 start-up for the John Brookes project in the offshore Carnarvon Basin. Meanwhile, the Casino gas field off the Victorian coast is on schedule to produce first gas in 2006, just four years after its discovery.

Several projects in Indonesia – Maleo (gas) and Oyong (oil and gas) - have entered the development pipeline at a design phase. These projects are now joined by Jeruk which, subject to further appraisal drilling and commercial issues, has early production potential.

Our Sole, Kipper and Golden Beach gas assets in the Gippsland Basin, where we recently completed acquisitions to increase our interests and become operator of the strategic Orbost processing plant, are also at the early development stage.

In all, Santos has an impressive and exciting development outlook over the next few years.

PERFORMANCE AGAINST TARGETS

In last year's Annual Report, I foreshadowed a series of performance measures, together with target levels for the 2004 to 2006 period. At the time, I highlighted that it was unlikely that all of the targets would be achieved in any one year, and needed to be measured over the long run.

Our performance over 2004 is summarised in the table below, and while not all of the targets were achieved, we are confident that we are on track to meet them within the timeframe set out.

Production was down, as expected, but was further reduced by the effects of the Moomba incident. However, as previously stated, we expect this trend to be reversed in 2005.

Reserve replacement has been strong over the past three years, averaging about 130%. While this is below our long-term goal of greater than 140%, it does not include the recent Jeruk discovery and is a solid result against the industry average of less than 100%.

Similarly, our reserve replacement cost for 2004 is above our target due mainly to the high level of expenditure on major development projects during the year. On a three-year average basis, which is more representative of the nature of the business, the result is a reserve replacement cost of US$7.19 – much more in line with our target.

The netback achieved in 2004 was an improvement over 2003 and was on target due largely to higher average product prices, but also reflected the results of the continuous improvement program.

All our financial measures representing shareholder return were favourable, being close to targets which, given the difficult start to the year, was an exceptional result.

CONTINUOUS IMPROVEMENT IMPORTANT

Our primary goal is to produce higher returns for our shareholders and, in our drive to do so, it is important to identify ways in which we might achieve more efficient and cost-effective outcomes.

As a result, an important initiative has been the introduction of a continuous improvement program. The organisational restructure implemented during 2004 yielded dividends with savings recorded in the past year of $38 million for program outlays of $22 million.

These programs will continue to contribute at even higher levels going forward for even less cost.

A PART OF OUR COMMUNITY

Santos engages with many stakeholders and we believe it is important to have rewarding relationships with the communities to which we belong.

We sponsor a wide range of educational, cultural and community events and programs.

PERFORMANCE AGAINST TARGETS

	Long-term target	2004 performance	Comments
Production growth	6-8%	-13.1%	Moomba incident impact
Reserve replacement ratio	>140%	121%	Excludes Jeruk exploration success
Reserve replacement cost per boe	<US$5.50	US$12.37	Impacted by development focus in 2004
Netback	>A$22	A$21	On target
EBITDA growth per share	>10%	8.8%	Improving trend
Return on capital employed	>10%	9.4%	Improving trend

These activities are designed to acknowledge and return the support we receive from these communities.

DELIVERING THE VISION

So, 50 years on, would the late John Bonython be pleased at the Company that Santos has become – one of Australia's leading energy suppliers that is an offshore production operator, building new businesses in places like Indonesia, the US and Egypt, while retaining firm roots in Adelaide? I suspect he would.

It is our job to continue to deliver on our strategy and, in doing so, keep delivering on the foresight of Santos' founders.

Of course, this has to be achieved safely and with a view to the long term. In this regard, our people continue to deliver: safety performance improved again in 2004 and the publication of our first Sustainability Review demonstrates that we have adopted sustainability as a core value.

I am proud of their commitment to Santos' success and I thank them for their efforts and achievements during a year of considerable challenges and change.

John C Ellice-Flint
Managing Director
21 March 2005



Bayu-Undan drilling and production platforms, Timor Sea.

THE WORLD OF SANTOS



United States
Black Horse
Knight
Texas
Howard's Creek
Gillock/Cheek
Cougar
Matagorda
Remmers
Lafite/Allen Dome
Thunder
Runnells/Tidehaven
Hordes Creek
Oakville/Hinton
Mikeska
Gulf of Mexico
Deer Creek Montana
Detailed area
E. Edinburg
Raymondville
Mountainside
Pedraza
W. Mercedes
Mexico



Egypt
Cairo
Suez
Egypt
Ras Abu Darag
Sinai Peninsula
Gulf of Suez
Ras Abu Rudeis
Egypt
South East July
North Zeit Bay
kilometres
Red Sea



West Natuna Basin
Vietnam
Indonesia
Kakap PSC
Paka
Kerteh
Kuantan
Natuna Besar
Malaysia
Natuna Sea
Singapore
kilometres



East Java
Bawean 1 PSC
kilometres
Bawean Is.
Java Sea
Sampang PSC
Madura Offshore PSC
Jeruk
Oyong
Maleo
Surabaya
Brantas PSC
Grati
Nth Bali 1 PSC
East Java



Deer Creek Montana
United States
South Texas, Texas/
Louisiana Gulf Coast

KEY TO MAPS

- △ Exploration
- ● Production
- ■ Oil field
- Gas field
- — Oil pipeline
- Gas pipeline



Houtman Basin
Carnarvon
WA-339-P
WA-328-P
Windimurra
Geraldton
Indian Ocean
Western Australia
kilometres
Perth



Duntroon Basin
Streaky Bay
Port Bonython
Whyalla
Port Pirie
South Australia
Port Lincoln
Adelaide
Murray Bridge
EPP 32
Investigator Strait
Kangaroo Island
Kingscote
kilometres
Southern Ocean



Otway Basin
PEP 160
Victoria
Hamilton
Geelong
North Paaratte Gas Facility
Portland
Cobden
Heytesbury Gas Facility
Iona Gas Facility
Port Campbell
VIC/P51
VIC/P44
Minerva
VIC/L22
Casino
La Bella
VIC/RL7
VIC/P52
Tasmania
kilometres
King Island



Sorell Basin
Bass Strait
T/35P
King Island
Flinders Island
T/32P
Port Latta
T/33P
Devonport
Launceston
Tasmania
T/36P
Hobart
kilometres

Kutei Basin


Kalimantan
Popodi PSC
Bontang
Santan
Hiu Aman
Donggala PSC
Samarinda
Senipah
Papalang PSC
Palu
Sulawesi
Makassar Strait
Apar Bay
0 50
kilometres

West Papua & Papua New Guinea


Cross-Catalina
Papua New Guinea
Warim PSC
Kau
PRL 4
Stanley
PDL 1
Hides
West Papua
Ketu
Elevala
PRL 5
PPL 190
PDL 3
Bilip
SE Gobe
Barikewa
PRL 9
Kumul
Offshore Facility
0 100
kilometres

Northern Australia


Indonesia
Timor
Joint Petroleum Development Area
NT/P48
JPDA 03-01
Kakatua
Elang
Evans Shoal
NT/P61
JPDA 03-12
Bayu-Undan
AC/L1
AC/L2
AC/L3
Jabiru
Cassini
Challis
Territory of Ashmore & Cartier Islands
Australia
Darwin
WA-6-R
NT/RL1
WA-18-P
Petrel
Tern
WA-27-R
WA-274-P
WA-338-P
NT/P67
WA-281-P
Western Australia
Northern Territory
0 200
kilometres

Carnarvon Basin


Indian Ocean
Mutineer/Norfolk
WA-191-P(1)
Exeter
WA-8-L
WA-191-P(2)
Legendre
WA-208-P
WA-20-L
WA-1-P(3)
WA-214-P (1)
John Brookes
WA-214-P(2)
WA-214-P(3)
WA-13-L
WA-214-P(4)
Reindeer
WA-209-P
Stag
WA-15-L
Dampier
TL/3
Barrow Island
East Spar
South Pepper
North Herald
Western Australia
Corowa
WA-264-P
TL/7
TL/4
Thevenard Island
0 50
kilometres


Egypt
Gulf of Suez
Joint Petroleum Development Area
Bayu-Undan, Elang-Kakatua
Kutei Basin
Timor Sea
Jabiru-Challis, Evans Shoal
West Natuna Basin
Kakap
Papua New Guinea & West Papua
Hides, SE Gobe
East Java Basin
Maleo, Oyong, Wunut
Browse Basin
Bonaparte Basin
Petrel, Tern
Amadeus Basin
Mereenie, Palm Valley, Brewer Estate
Surat/Bowen Basins
Moonie, Roma, Scotia, Lytton
Carnarvon Basin
Houtman Basin
Duntroon Basin
Cooper/Eromanga Basins
Ballera, Jackson, Moomba
Otway Basin
Gippsland Basin

Gippsland Basin


Victoria
Orbost
Patricia-Baleen Gas Facility
Patricia-Baleen
VIC/P55
Longford
VIC/L21
VIC/RL3
Sole
Kipper
VIC/RL1 (V)
VIC/RL2
Golden Beach
Bass Strait
0 50
kilometres

Surat/Bowen Basins


Rockhampton
ATP 553P
Gladstone
ATP 337P
Pacific Ocean
Bundaberg
ATP 337P
Queensland
ATP 685P
ATP 337P
Maryborough
Scotia
ATP 336P Roma
Roma
ATP 336P Waldegrave
ATP 470P RD
ATP 471P M
ATP 471P B
Brisbane
ATP 470P RD
Moonie
Ipswich
0 100
kilometres

Cooper/Eromanga Basins


ATP 259P
South Australia
ATP 299P
Ballera
ATP 267P
Jackson
Moomba
ATP 267P
Queensland
PEL 114
0 50
kilometres

Amadeus Basin


Northern Territory
L4
OL3
Alice Springs
Brewer Estate
Mereenie
L5
Palm Valley
RL2
Dingo
0 100
kilometres

ANALYSING FINANCIAL PERFORMANCE



'The sound operating results achieved in 2004 underline the changing face of Santos towards a higher value, higher margin business. We ended the year with a strong financial position and our financial flexibility intact.'

PETER WASOW
Chief Financial Officer

2004 WAS A YEAR OF GOOD OPERATING RESULTS

Overall the increase in 2004 profit of 16% reflected a year of sound operating performance. Sales revenue was a record $1,501 million, up 2.5% on 2003, reflecting higher prices across most products and was achieved despite lower production as a result of the Moomba incident and declining output from late life fields.

Santos benefited from higher world oil prices and realised US$51.83 per boe in 2004, an increase of 19% over 2003. The benefit of higher world oil prices substantially offset the impact of lower production volumes.

Santos was also able to negotiate higher domestic gas prices (up 4% on average) and deliver new revenue streams from project start-ups and acquisitions during the year.

PRODUCTION HAMPERED BY MOOMBA INCIDENT

2004 production was lower due to the Moomba incident, which reduced production by 4.6 million boe. Field decline reduced production by a further 5.0 million boe.

Offsetting these factors, Santos' growth projects are starting to come on line and have begun to reverse the decline experienced over the past three years. Two projects were commissioned in 2004: the Bayu-Undan liquids project and the Minerva gas project. In addition, acquisitions contributed 0.8 million boe to production.

For 2005, production is expected to improve by around 15%, or 4% excluding the impact of the Moomba incident. Santos now expects production to be around 54 million boe in 2005. This increase is largely driven by the commissioning of Mutineer-Exeter in March 2005 and the John Brookes gas field in the middle of the year.

PRODUCTION COSTS UNDER CONTROL

Production costs in 2004 were $309 million, up $45 million or 17% on 2003. Analysis shows that Santos was able to continue to effectively control its costs in the face of significant external pressures in the form of rising services and materials prices.

Examining production costs in detail reveals:

- the start-up of Bayu-Undan and acquisitions added $16 million to Santos' cost base
- changes in our accounting added a further $16 million to Santos' production costs
- higher insurance premiums ($8 million) and one-off stock write-offs ($5 million) were offset by $17 million in cost savings largely as a result of Santos' continuous improvement initiatives
- the Moomba incident resulted in $17 million of one-off costs in 2004.

Piecing this together, the key themes in our financial performance were:

- cost savings in established production areas more than offset increases in the price of services and materials
- Santos' cost base rose as production from new developments and acquisitions were added to the Company's expanding portfolio of producing assets.

PRODUCTION AND SALES REVENUE



2000
1500
1000
500
0
$million
60
50
40
30
20
10
0
mmboe
55.7
57.3
54.2
47.1
1,460
1,478
1,465
1,501
445
322
327
380
'01
'02
'03
'04
Revenue
Net profit after tax
Production

OPERATING CASH FLOW AND CAPITAL EXPENDITURE

$million



1000
800
600
400
200
0
717
660
821
761
897
750
605
930
'01
'02
'03
'04
Operating cash flow
Capital expenditure

DEPRECIATION, DEPLETION AND AMORTISATION

All things being equal, DD&A could have been expected to be lower this year, as Santos produced lower volumes and had written off the Heytesbury plant in the onshore Otway Basin last year.

However, two factors caused an increase in 2004 DD&A. Firstly, while reserve revisions were positive overall, negative revisions were predominantly in producing areas which increased depletion rates in 2004, while positive reserve revisions were in areas where Santos is not yet producing or where straight line depreciation is dominant; for example, Casino and John Brookes.

Secondly, on the future development cost side, depletion is up partly because Santos is starting to factor in higher steel and service company costs into long-term economic models.

CASH FLOW LOWER

While Santos had a strong profit year, this is not fully reflected in cash flows.

There were large movements in trade debtors between years, reflecting the timing of liftings and the payments for them.

In addition, Santos has not yet been paid for the insurance claim relating to the Moomba incident. A total of $117 million was recognised in sundry income, which represents an estimate of the amount receivable from insurers for lost revenue, additional costs and replacement plant and equipment. At year end the money was still owed and so is not shown as part of operating cash flow. The final quantification of the claim with insurers is progressing.

RECORD CAPITAL EXPENDITURE

Capital expenditure ended right on target at $930 million – a record year for Santos – approaching a level which is double DD&A, reflecting how rapidly the portfolio is changing.

Santos will continue with a high development expenditure in 2005, but expects to spend more in line with cash generation. Exploration spend is estimated to be about $150 million, while development spend is expected to be reduced to $530 million and delineation to $90 million. Other capital spending is expected to be reduced to $80 million.

This results in a total planned capital expenditure for 2005 of approximately $850 million.

FINANCIAL FLEXIBILITY INTACT

Santos ended the year in a strong financial position with its financial flexibility intact, despite the record development spending.

The FUELS issue was successful and Santos' gearing increased only marginally, despite the large capital program in 2004.

This is important in Santos' business as the Company needs to be able to fund exploration success as it occurs, and our development projects are increasing in size.

HARNESSING VALUE FROM OPERATIONS

The Santos base business comprises production from assets in all of the Company's existing producing fields.

Santos is countering decline from mature fields with strategies such as optimisation and trialling new technologies to maximise output, while running an exploration program which aims to add new projects and production.

At all times, ensuring the safety of all operations and minimising any environmental impacts remains paramount.

2004 PRODUCTION IMPACTED BY MOOMBA INCIDENT

Santos' total production in 2004 fell from 54.2 million boe in 2003 to 47.1 million boe, primarily due to the effects of the 1 January incident at Moomba that resulted in a reduction of 4.6 million boe, together with declining performance from the East Spar and Stag fields in the Carnarvon Basin, offshore Western Australia.

Sales gas and ethane production fell 14% during the year from 222.8 PJ to 190.5 PJ. Production declined in the Cooper Basin and gas production from the onshore Otway Basin ceased with the divestment of these interests. However, gas production was steady or increased in four of five other areas of operation. This illustrates the success of Santos' continued efforts to diversify its base business and to optimise existing production.

Lower Cooper Basin gas production was partly offset by higher gas production from eastern Queensland through appraisal and development success at Churchie, new interests in Indonesia at Kakap and Brantas and increased interests at Patricia-Baleen. Amadeus Basin gas production remained flat as declining production was countered by successful development drilling during the second half of 2004 at Palm Valley and Mereenie.

Crude oil production was 13% lower at 9.5 million barrels, down from 10.9 million barrels in the previous year as production declined at Stag, Legendre and Jabiru-Challis. Successful infill drilling at Legendre and Stag helped turn around declines for these fields during the second half of 2004. The program to improve production at Stag will continue into 2005 as simulation studies suggest further drilling and increased water injection could improve future production.

Cooper Basin oil production declined just 4% during 2004 due to successful delineation, development and production optimisation at several fields, particularly Merrimelia, Derrilyn and Mulberry. Amadeus Basin oil production declines were made less severe through successful drilling at Mereenie.

Condensate production increased by 20% from 3.1 million barrels to 3.7 million barrels as Bayu-Undan liquids production commenced with better than expected performance during 2004, offsetting the lower condensate production from the Cooper Basin due to the Moomba incident and decline at East Spar as the field approached the end of its production life.

Condensate production from the United States was also improved by almost 0.1 million barrels as successful development and delineation wells on the deep Frio trend contributed with improved condensate content during the year.

LPG production declined by 34% to 158,600 tonnes in 2004 from 240,700 tonnes in 2003, due mainly to the effects of the Moomba incident on the production of liquids through the liquids recovery plant. Production from Bayu-Undan was able to only partially offset this decrease.

APPLYING NEW TECHNOLOGIES

Reservoir studies have identified that some lower permeability reservoirs may have significant potential to increase recoveries through activities such as additional infill drilling, fracture stimulation and waterflooding.

Santos tested new technologies in the Cooper Basin in drilling, completions and artificial lift optimisation during 2004 to improve product delivery and recovery in order to reduce production costs per unit.

To this end, further reductions in costs for 2005 are targeted by increasing the focus on fit for purpose rigs and larger campaigns. These efforts will be supported by a significant boost in 3D seismic acquisition that commenced at the end of 2003 and continues in 2005.

Coiled tubing underbalanced drilling operations were performed at three gas wells and one oil well, while multiple pinpoint fracture stimulations were performed at five new gas wells, with between three and six fracs performed in each well.

These introductory programs are providing encouraging initial results. The underbalanced drilling program achieved better than predicted rate improvements for all three gas wells.

These programs will now be extended to a variety of more complex and possibly harsher oil and gas wellbore/reservoir environments during 2005.

Santos increased gas well deliverability in the Cooper Basin by 63 TJ per day through numerous projects brought on line during 2004. Some 8 PJ of incremental gas production resulted during 2004 from this optimisation program. These results were achieved at a significantly lower cost than conventional development drilling and substantially exceeded targets set at the beginning of the year.

While the Cooper Basin is a mature hydrocarbon area, Santos is drilling wells which can be commercialised quickly and cost-effectively, delivering strong cash flow which can be applied to other growth opportunities. A further focus in 2004 was to leverage Cooper Basin infrastructure; for example, via gas swaps, and increase prices under existing agreements.

An increased Gas Sales Agreement was reached with CS Energy which resulted in an additional seven wells being drilled at the Scotia coal seam methane gas field in eastern Queensland.



'The response of our people to the Moomba incident and rebuild was truly outstanding. With this behind us, we are now focused on continuing to extract value from our legacy assets while preparing to bring our new growth projects, such as Mutineer-Exeter, Oyong and Casino, into production.'

JON YOUNG
Executive Vice President
Operations



Stewart Duncan, Environmental Adviser, and Melanie Brown, Lead Specialist Drilling Engineer, inspecting coiled tubing underbalanced drilling operations, Cooper Basin, central Australia.

PRODUCTION STATISTICS

Sales gas and ethane (PJ)	Total 2004 Field units	Total 2004 mmboe	Total 2003 Field units	Total 2003 mmboe
Cooper	125.9	21.6	154.0	26.5
Surat/Denison	16.1	2.8	14.3	2.5
Amadeus	11.3	1.9	11.7	2.0
Otway	4.4	0.8	11.9	2.0
Patricia-Baleen	3.8	0.7	1.9	0.3
Carnarvon	17.7	3.0	17.7	3.1
United States	9.2	1.6	11.3	1.9
Indonesia	2.1	0.4	–	–
Total production	**190.5**	**32.8**	222.8	38.3
Total sales volume	207.1	35.6	228.4	39.3
Total sales revenue ($million)	680.1		720.8	

Crude oil ('000 bbls)	Total 2004 Field units	Total 2004 mmboe	Total 2003 Field units	Total 2003 mmboe
Cooper	2,685.5	2.7	2,808.2	2.8
Surat/Denison	90.2	0.1	83.1	0.1
Amadeus	236.5	0.2	270.0	0.3
Elang-Kakatua	226.7	0.2	425.5	0.4
Legendre	2,045.8	2.0	2,269.0	2.3
Thevenard	561.2	0.6	708.0	0.7
Barrow	859.3	0.9	945.2	0.9
Jabiru-Challis	176.7	0.2	257.1	0.3
Stag	2,124.8	2.1	2,617.2	2.6
SE Gobe	289.1	0.3	376.5	0.4
United States	171.7	0.2	212.2	0.2
Indonesia	68.0	0.1	–	–
Total production	**9,535.5**	**9.6**	10,972.0	11.0
Total sales volume	9,681.0	9.7	10,958.6	10.9
Total sales revenue ($million)	501.8		477.7	

Condensate ('000 bbls)	Total 2004 Field units	Total 2004 mmboe	Total 2003 Field units	Total 2003 mmboe
Cooper	1,448.5	1.4	2,111.8	2.0
Surat/Denison	7.8	–	10.9	–
Otway	30.6	–	73.5	0.1
East Spar	775.5	0.7	858.3	0.8
United States	114.4	0.1	25.6	–
Bayu-Undan	1,334.9	1.2	–	–
Total production	**3,711.7**	**3.4**	3,080.1	2.9
Total sales volume	3,569.5	3.3	3,246.6	3.0
Total sales revenue ($million)	228.5		150.0	

LPG ('000 t)	Total 2004 Field units	Total 2004 mmboe	Total 2003 Field units	Total 2003 mmboe
Cooper	108.7	0.9	240.7	2.0
Surat/Denison	0.1	–	–	–
Bayu-Undan	49.8	0.4	–	–
Total production	**158.6**	**1.3**	240.7	2.0
Total sales volume	148.6	1.3	256.7	2.2
Total sales revenue ($million)	90.5		116.5	

Total	Total 2004	Total 2003
Production (mmboe)	47.1	54.2
Sales volume (mmboe)	49.9	55.4
Sales revenue ($million)	1,500.9	1,465.0

DELIVERING ON THE EXPLORATION STRATEGY

Exploration is a key growth driver for Santos and success with the drill bit is vital to adding value for Santos shareholders. During the past four years Santos has been working to build exploration opportunities by:

- acquiring new exploration acreage
- adding material exploration prospects
- drilling wildcat exploration wells.

SUCCESS RATE OF 44% IN 2004

Santos' 2004 exploration effort produced good results, as the Company high graded its exploration acreage and started drilling one of the most exciting portfolios in the industry.

Santos discovered hydrocarbons in seven of the sixteen wildcat wells that were drilled, achieving an impressive success rate of 44%.

The program added at least 93 million boe (including the pre-drill estimate for Jeruk) of recoverable resources that will be further evaluated by delineation and, in some cases, production history to determine 1P and 2P reserve additions.

Importantly, these results were achieved with financial discipline, spending $126 million which was substantially less than forecast.

The most significant drilling result for the year was the Jeruk oil discovery in the Sampang PSC offshore East Java, Indonesia. The Jeruk discovery is still under evaluation but its commercial significance appears encouraging. Santos has confirmed an oil column of at least 379 metres with a likely gross recoverable resource in excess of the pre-drill estimate of 170 million barrels.

Santos also had further exploration successes in the Cooper Basin in central Australia where four of six wildcat wells were cased and suspended as gas discoveries.

There was also success in the offshore Otway Basin with the Martha gas discovery near the Casino field, which is currently being evaluated to determine its commercial significance. Additional drilling is planned to occur nearby in 2005 to follow up this encouraging result.

Santos discovered gas in the United States at the Torres 1A onshore well, which was brought onto production only two months after drilling was completed.

Other wells in the offshore Otway Basin included the deep water Amrit 1 well, which was plugged and abandoned after failing to intersect economic hydrocarbons, and Callister 1 which was also plugged and abandoned with gas shows.



'2004 was a great year for our explorers. We started drilling one of the most exciting portfolios in our industry and our success to date shows that our strategy of basin excellence is delivering.'

JACQUES GOUADAIN
Vice President
Geoscience and New Ventures


MIGHTY SERVANT 1

Float-off of Jack Bates rig prior to deep water drilling operations, offshore Otway Basin, Victoria.

ACQUIRING NEW ACREAGE

Future exploration success depends on quality exploration acreage. Santos acquired five exploration blocks in three hydrocarbon provinces during 2004. The most significant of these were in Egypt and Indonesia.

Egypt and surrounding countries are a focus area for Santos. The Company has farmed in to three exploration blocks in Egypt with US petroleum group, Devon Energy, committing approximately $70 million to an eight-well exploration joint venture over the next three years in the Gulf of Suez. This is Santos' first move into the North Africa–Middle East region, which is considered the world's premier hydrocarbon province.

Santos continues to seek other exploration opportunities in this area, concentrating on the Gulf of Suez and the onshore Desert Basins.

Santos has acquired six exploration permits in Indonesia over the past three years, including an interest in the Donggala PSC in the Kutei Basin during late 2004. This block lies between Santos' other Kutei acreage: the Papalang and Popodi PSCs.

The addition of the Donggala PSC gives Santos a particularly strong presence in the Kutei Basin and covers a highly prospective trend, while adding to the Company's growing Indonesian operations.

Other exploration acreage portfolio management and activities during 2004 included:

- the award of exploration permit T/36P in the Sorell Basin, offshore Tasmania
- the addition of three new venture areas in the shallow waters of the Gulf of Mexico and onshore Montana and Texas, which significantly expands and diversifies the US exploration acreage and prospect inventory
- the farm-out of a 16.67% interest in the WA-264-P permit offshore Western Australia to Beach Petroleum
- the farm-out of a 60% interest and operatorship of the NT/P61 permit in the Bonaparte Basin, offshore northern Australia to ConocoPhillips
- the farm-out of a 70% interest in the deep water exploration block, Nth Bali 1 PSC, offshore East Java Basin to Total and Mitsui
- the farm-out of a 25% interest in the VIC P/51 block containing the Callister prospect to Mitsui & Co subsidiary Mitwell Energy Resources.

These farm-outs continued the trend of risk-sharing with quality partners.

ADDING MATERIAL PROSPECTS

Santos is now in a position that exploration success in 2004 and good acreage management has created future options that will ultimately translate into greater value for the business in 2005 and beyond.

This has been achieved by focusing on 'basin excellence'. This means becoming a technical leader in basins, within our focus areas, entering early where possible to keep entry costs down, balancing the commercial and the technical risks and selecting the right co-venturers.

2004 EXPLORATION EXPENDITURE BY CATEGORY



- Drilling $63.6 million
- Geoscience and other $37.5 million
- Seismic $17.2 million
- New ventures $7.3 million

2004 EXPLORATION EXPENDITURE BY REGION



- Offshore Australia $32.6 million
- Onshore Australia $23.4 million
- South East Asia $41.4 million
- United States $28.2 million

An example of this is the strong position Santos has created in the Kutei Basin, with interests in three neighbouring production sharing contracts: Popodi, Donggala and Papalang.

2004 also marked the year that Santos drilled its first operated deep water wells – a significant achievement for a company that had its beginnings in a desert environment.

KUTEI BASIN


Kalimantan
Popodi PSC
Bontang
Santan
Hiu Aman
Donggala PSC
Samarinda
Papalang PSC
Senipah
Palu
Balikpapan
Sulawesi
Makassar Strait
Apar Bay
0 50 kilometres
Oil field
Gas field
Oil pipeline
Gas pipeline

HIGH IMPACT DRILLING IN 2005

The 2005 exploration program has the highest resource potential of any program undertaken at Santos.

Santos is planning a large, high impact drilling campaign that is already well underway.

Santos plans to drill 25 wells and will invest $150 million testing prospects within its expanding domestic and international exploration portfolio – up 19% from the $126 million spent on exploration in 2004.

Oil is the main focus of the 2005 program with most activity in the Kutei and East Java Basins offshore Indonesia, the Gulf of Suez in Egypt, the Bonaparte Basin in the Timor Sea and the Carnarvon Basin offshore Western Australia.

The 2005 program reflects the increasing materiality of Santos' exploration portfolio and continues the emphasis on more globally-focused exploration as an important part of the Company's growth strategy.

Santos has already had drilling success early in 2005 with the Hiu Aman 1 well – the first to be drilled by Santos in the Donggala PSC. Hiu Aman 1 has indicated the presence of a prolific hydrocarbon system in this area. The discovery should add other lower risk prospects to Santos' exploration portfolio. A multi-well drilling program will be undertaken in Santos' Kutei Basin PSCs during 2005.

Another gas discovery has been made at Hurricane 1 in the Carnarvon Basin, offshore Western Australia. While both wells were discoveries, they require further evaluation to determine their commercial significance.

2005 WILDCAT EXPLORATION PROGRAM



Gulf of Suez
RAD 1, NZB A, NZB B, NZB C, Khufu, Pawnee
Kutei Basin
Hiu Aman, Raksasa, Orca, Pangkal
Gulf of Mexico
Cougar, Thunder
East Java Basin
Agung, Herbras, Banjar Panji
Bonaparte Basin
Caldita, Phoenix
Denison Trough
Greenmount, Yamala
WA Basins
Hurricane, Little Joe, Brick Landing
Otway Basin
Pecten East, Lindsay
Gas
Oil

COMMISSIONING AND DELIVERING GROWTH PROJECTS

The diversification of Santos is evident in the creation of a number of new higher margin producing assets such as the Bayu-Undan liquids project offshore northern Australia, the Casino gas field offshore southern Australia, and the Mutineer-Exeter oil and John Brookes gas fields offshore Western Australia.

Outside Australia, Santos has also built a core business in Indonesia through new field developments such as Oyong and Maleo. Santos is further reinforcing its capabilities to implement high value offshore development projects through an improved drilling capability (including deepwater and high pressure reservoirs) and functional leadership in the areas of reservoir and production engineering.

BAYU-UNDAN AND MINERVA COMMISSIONED

There has been considerable progress on all of these projects during 2004 with two projects being commissioned: Bayu-Undan liquids and Minerva gas.

Bayu-Undan started liquids production in April 2004 and was ramped up during the year to meet an increased design throughput of 1.1 billion cubic feet per day of raw gas. This resulted in liquids production of more than 100,000 barrels per day. This excellent performance generated production for the year of 19 million barrels – 22% above expectations.

The liquids project involves extracting and processing wet gas to remove condensate, propane and butane (liquids) before re-injecting dry gas back into the reservoir for later use as part of the future LNG stage of the project.

The liquids are loaded onto a Floating Storage and Offloading facility. Santos has a 10.6% interest and is the only Australian-owned company involved in the project, which was recently rated as one of the top 100 projects to change the world by Goldman Sachs JBWere.

The other project that commenced production during the year was the Minerva gas field in the Otway Basin offshore Victoria which started up in December.

While Santos' share of production is only 10%, the project has greater significance for Santos because it has enabled the commencement of direct-to-customer marketing through Santos Direct.

MUTINEER-EXETER COMMISSIONING

Another important project for Santos is the Mutineer-Exeter oil fields development.

Despite disappointments regarding the size of reserves during development and appraisal drilling, the construction and connection of the fields proceeded at a rapid pace with the project 89% complete by year end.

The conversion of the state-of-the-art Floating Production Storage and Offloading facility was completed at the Jurong shipyard in Singapore in December 2004 with no lost time safety incidents despite a massive workforce completing over two million work hours.

Named the MODEC Venture 11, the vessel left Singapore in early 2005 to take up anchorage in the Carnarvon Basin off the Western Australian coast. First oil production from Mutineer-Exeter is starting about three months ahead of schedule.

Four high-tech horizontal wells have been drilled and completed, which are expected to provide initial peak plateau oil production of 70,000 to 90,000 barrels per day. The wells are fitted with dual electric submersible pumps and are supported further by seabed flow boost pumps to maintain high well rates throughout field life.

Santos, with the assistance of external experts and other members of the joint venture, assessed the risk of reserve uncertainty against the incremental value to be created by a fast-track development and decided to proceed with the development, which was designed to provide substantial flexibility to cope with a wide range of production rate and reserve outcomes.

The project will come on stream earlier than expected, delivering strong cash flow in this high oil price environment. Coupled with this, the project will cost at least 10% less than budget.

CASINO AND JOHN BROOKES SANCTIONED

While two projects came into production, Santos added two more to the development conveyor with the sanctioning of the Casino and John Brookes gas projects during the year.

Casino was formally sanctioned in October and was 25% complete by the end of the year. This is a significant achievement considering the field was only discovered in late 2002.

The $200 million development commenced following the granting of the necessary Board approvals as well as the finalisation of a larger Gas Sales Agreement with TXU. Gas production is expected to start in the first quarter of 2006.

All formal environmental approvals have now been granted for the project by the Commonwealth Government. The use of existing onshore facilities and a low environmental impact design have been integral to



'2004 was the year that we really got the conveyor belt moving in terms of development projects. In 2005 we'll hand over to Operations our first offshore operated project, Mutineer-Exeter, ahead of schedule and under budget, and we'll continue to progress several other new offshore developments, targeted to be on stream during 2005-06.'

PAUL MOORE
Vice President
Development Projects
and Technical Services

allowing the development to progress rapidly.

Another important milestone was achieved in December with the completion of the 'Christmas tree' subsea wellheads which will be installed on the Casino development wells. These wells are scheduled to be drilled during the first half of 2005.

The John Brookes gas project has also progressed rapidly since it was sanctioned early in 2004 and is approximately 50% complete. This project is scheduled to come into production in mid-2005 to meet declining production from East Spar and to create additional marketing opportunities, some of which have since been realised (see page 20).

The platform jacket, constructed at Batam Island in Indonesia, is expected to be installed off Dampier, Western Australia, during April 2005. Development drilling is scheduled for the second quarter of 2005 and the onshore gas processing plant modifications at Varanus Island have commenced.

PROGRESS CONTINUES ELSEWHERE OFFSHORE

Three other projects, two outside Australia, made significant progress during the year.

The development plan for the Oyong oil and gas field, offshore East Java, Indonesia, was revised to target early oil production.

Negotiations are proceeding to secure a production barge for oil production to commence during the last quarter of 2005, ahead of later gas production, subject to credit security and Indonesian Government approvals.

The Maleo gas field development, also offshore East Java, remains on track for a first half 2006 production start-up. The project is on the cusp of formal sanction, with outstanding matters being execution of gas sales and gas transportation agreements.

The second stage of the Bayu-Undan project in the Timor Sea – the US$1.5 billion LNG project – also made good progress during the year. The pipeline connecting the offshore field to the LNG plant being constructed at Wickham Point, Darwin, has been laid in readiness for a planned shutdown around May 2005 to enable the tie-in of the offshore facility.

DEVELOPMENT CONVEYOR at 31 December 2004

Percent complete



Bayu-Undan Liquids 100%
Minerva 100%
Mutineer-Exeter 89%
Bayu-Undan LNG Pipeline 82%
Bayu-Undan LNG 67%
John Brookes 44%
Casino 25%
Oyong, Maleo, Jeruk, Sole, Kipper, Golden Beach
Project Lifecycle
100
90
80
70
60
50
40
30
20
10
0

Onshore progress has been steady with the total LNG project 67% complete at year end and on target for first LNG production to commence in the first half of 2006, ramping up to more than 3 million tonnes per year by 2009.

Following the discovery of oil at Jeruk, Santos is moving rapidly to evaluate the significance of the field and development options. To this end, a 3D seismic survey over Jeruk and Santos' surrounding interests was initiated in late 2004. In addition, a focused multi-disciplinary team has been assembled to assess all development options, including the potential for early production.

Santos' development conveyor is functioning well, with the number of significant projects in the pre-development and development stages at a record level.



MODEC Venture II Floating Production, Storage and Offloading vessel, en route to Mutineer-Exeter oil fields, Carnarvon Basin, offshore Western Australia.

ACHIEVING INNOVATIVE COMMERCIALISATION

On top of exploration and new ventures growth opportunities, Santos has a large inventory of gas fields that are yet to be committed to gas contracts. These fields, known as contingent resources, represent significant opportunities for Santos.

Each year Santos works towards commercialising these fields by finding new gas contracts or extending existing contracts so that they can be booked as Proven (1P) or Proven plus Probable (2P) reserves.

Santos' contingent gas resources are largely located offshore southern Australia and Western Australia, in the Bonaparte Basin offshore northern Australia and onshore Papua New Guinea.

Santos continued to deliver on gas commercialisation during 2004, commercialising 27 million boe during the year. Santos also achieved positive contract price reviews for gas sales that were well above the indexed levels.

UNIQUE ENERGY HUBS DELIVER GAS SWAPS

Some of the most important gas commercialisation achievements for the year were the innovative gas swaps agreements that were only possible because of Santos' unique spread of assets across key Australian gas hubs.

Santos and the other South West Queensland Gas Producers announced a coal seam methane gas swap in May to allow each party to supply the other party's contractual obligations in different states via the Moomba gas hub in central Australia. This arrangement for 200 PJ meant that Origin could avoid building a pipeline and that Santos could capture a share of the saving.

Gas swapping will commence in 2005 and could continue until the end of 2011.

A second gas swap, from eastern Queensland to Gippsland, moved gas through three states and five joint ventures, expanding market horizons for partners and providing backup options to customers.

EXPANDED CASINO CONTRACT ENHANCES VALUE

The commercialisation of the Casino gas field in the Otway Basin, offshore southern Australia, continued during 2004 with an increase in the quantity of gas being sold under the initial term sheet signed in September 2003 with TXU for 293 PJ.

When the project was sanctioned in October 2004, the joint venture announced an extension to the original Gas Sales Agreement to supply up to 420 PJ of gas, and possibly another 105 PJ, over 12 years for the Victorian or South Australian markets.

The Casino contracts are unique in that the reserves have been contracted prior to the field being fully appraised to confirm the quantity of gas available. This has allowed the joint venture to undertake appraisal drilling and near field exploration programs with the knowledge that all of the gas likely to be discovered will be taken, thereby significantly reducing the risk. This shortens the time from discovery to production and delivers profits to Santos and its shareholders sooner.

WA CONTRACTS FAST-TRACK JOHN BROOKES

Santos and its co-venturer Apache won two significant gas contracts in Western Australia which resulted in the fast tracking and sanctioning of the John Brookes gas field in the Carnarvon Basin.

ENERGY HUB STRATEGY



Wickham Point LNG Hub
Varanus/Barrow Island Hub
Wallumbilla/Scotia Hub
Moomba/Ballera Hub
Minerva/Casino Tiebacks
Orbost Hub
Pipeline

The successful appraisal of the field in late 2003 and early 2004 significantly increased the available gas reserves. The decision to bring the field into production by mid-2005 enabled active marketing of gas above that already allocated to support the declining East Spar field.

In a separate move, designed to enhance future commercialisation opportunities, the joint venture equity interests in the East Spar and the John Brookes fields were aligned through an acquisition program which created an important production hub at Varanus Island.

John Brookes has an expected field life of more than 15 years which could be further extended by a development of the Reindeer field in later years.

In the first contract, the joint venture agreed to supply Newcrest Mining with 120 PJ of gas over 15 years at a maximum rate of 25 TJ per day. Newcrest will use the gas for power generation at the Telfer gold mine in the Pilbara region of Western Australia.

The second John Brookes contract is to supply 58 PJ of gas over 20 years to EDL to supply four gas-fired powered stations under construction as part of its West Kimberly Power project in Western Australia.

The gas will be converted to LNG at a new facility to be built at Karratha. The LNG will then be transported by road tankers to fuel the gas-fired power stations in Broome, Derby, Fitzroy Crossing and Halls Creek. The contract will commence in the first half of 2006.

MALEO NEGOTIATIONS ADVANCED

Outside Australia, Santos and its co-venturers have executed a Heads of Agreement for the sale of the entire gas reserves of the Maleo field offshore East Java, Indonesia. Santos continued negotiations with PT Perusahaan Gas Negara, Indonesia's state-owned gas distributor, on behalf of the joint venture to finalise the Gas Sales Agreement. The project is targeting first production in the first half of 2006 at rates of up to 100 mmcf/d for more than five years.

FIRST RETAIL GAS SALES WITH SANTOS DIRECT

As well as selling gas into the wholesale gas market, Santos secured a retail gas licence from the Victorian Government in 2004. This allows Santos to sell gas direct to industrial customers and into the Victorian spot market through a wholly-owned subsidiary, Santos Direct Pty Ltd ('Santos Direct').

Santos Direct will market Santos' 10% share of gas production from the Minerva field - around 15 TJ/d - in the offshore Otway Basin, which commenced production at the end of 2004.

The move to market and sell gas directly into the Victorian retail market is a first for Santos and leverages off Santos' position as one of Australia's largest gas producers, supplying wholesale gas to major industrial customers and specialist marketers in all mainland Australian states and territories.

LIQUIDS MARKETING ALLIANCE WITH BP

Another important marketing development during the year was the decision to outsource the marketing of crude oil and natural gas liquids to BP. The new marketing arrangements are in response to the significantly higher volumes of crude oil that Santos will receive from the Mutineer-Exeter and Oyong projects, coming on stream in 2005, and the increasing globalisation of the liquids marketplace.

The validity of this approach has already been demonstrated by the sale of the first Mutineer-Exeter oil cargo at a premium to Tapis despite a discount for the uncertain delivery date.

Santos continues to build an inventory of high quality options to provide a platform for production growth over the coming years. Santos is committed to a program of diversification while capitalising on the long-term Cooper Basin legacy asset. Most importantly, this involves leveraging the strengths of the core competencies built up over a number of years and Santos' well-positioned domestic gas franchise.



'During 2004 we brought together everyone at Santos responsible for commercialisation into a single team. One of the outcomes from this was the introduction of gas swaps, where we were able to move gas between Santos assets in different states.'

RICK WILKINSON
Vice President
Gas Marketing
and Commercialisation



The alignment of joint venture interests in the John Brookes and East Spar fields has created an important production hub at Varanus Island, Carnarvon Basin, offshore Western Australia.

UNLOCKING THE VALUE OF STRATEGIC ASSETS



'Our objective is to derive value from undeveloped assets which have been outside of Santos' base business.'

BRUCE WOOD
Vice President
Strategic Projects

Santos' Strategic Projects team focuses on assets that have proven difficult to commercialise or that need to be considered in a regional context rather than on an individual basis.

The other key activity for this team has been to lead Santos' continuous improvement focus.

UNITED STATES GAS

The US gas business was a major focus in 2004 for a number of reasons, not the least of which are the higher gas prices in the US compared with the domestic Australian market, and the ability to rapidly commercialise new discoveries.

An ongoing development and delineation program was carried out during the year, yielding better than planned production. The exploration initiative also continued to seek higher risk but more material prospects, aimed at enhancing the move into the shallow water area of the Gulf of Mexico. Exploration results in this area during 2005 will shape Santos' future strategy in the US.

TIGHT GAS

Hydrocarbons contained in traps with poor permeability are known as 'tight gas'. Large tight gas resources are known to exist in the Cooper Basin. Under current circumstances, this gas cannot be economically developed but, with the combination of improved production techniques and better commercial terms, could prove attractive.

Santos assessed the resources and potential technologies that could be applied to unlock these resources during 2004 and is now working up a range of possible evaluation projects to be undertaken in 2005.

NORTHERN AUSTRALIA GAS

Santos has a significant existing gas resource base and some promising exploration acreage in the waters offshore Darwin, where it intends to drill a gas exploration well later this year.

The Company currently operates the Mereenie gas field in the Amadeus Basin in central Australia, which supplies gas to Darwin. Santos' first offshore gas production in northern Australia begins in 2006, sending Bayu-Undan gas to Darwin for conversion to LNG. Santos plans to build upon its growing position in the region to target further development which could ensure long-term gas supplies for the current market, or an expanded Northern Territory domestic market, or for export.

PAPUA NEW GUINEA GAS

Santos is in active discussions with the PNG Gas Project participants to potentially re-enter the PNG Gas Project. Santos has a significant interest in a large part of the liquids-rich Hides gas field which is integral to the development of the Project.

2004 CONTINGENT RESOURCES
(TOTAL 1,443 mmboe)



- Northern Australia 709 mmboe
- Western Australia 71 mmboe
- Central Australia 240 mmboe
- Southern Australia 32 mmboe
- Papua New Guinea 391 mmboe

ENHANCING THE PORTFOLIO

In 2004, Santos continued its normal business of actively managing its portfolio through the divestment of non-core assets and the acquisition of assets that fit well with existing Santos assets or can add to the ability of the Company to meet its strategic goals.

As a result of this activity, Santos realised an after-tax profit of $47.4 million on oil and gas asset sales and will continue to high-grade its portfolio on an ongoing basis.

Santos entered into an agreement with PT Medco during the first half of 2004 to acquire some of Novus Petroleum's Indonesian and Cooper Basin assets conditional on the success of PT Medco's takeover offer for Novus, which was ultimately successful.

Specifically, Santos announced in September 2004 that it had executed formal agreements to acquire an additional 4.75% of the South Australian Cooper Basin, 18% of the Brantas PSC and 9% of the Kakap PSC from Medco for US$110 million. On 31 December 2004, Santos paid Medco US$98 million for the majority of the assets, with payment for the remaining 2.75% of Kakap PSC expected to be made in the first quarter of 2005.

This acquisition was an important piece in the strategic puzzle to tie up access to follow-up potential from the successful exploration at Jeruk and to provide a production base for the newly established Indonesian core area.

Also during the first half of 2004, Santos divested its remaining 18.4% shareholding in Magellan Petroleum Australia Ltd, raising approximately $10.6 million.

Early in the second half of 2004, Santos concluded the sale of its non-core onshore Otway Basin interests to Origin Energy for $25.75 million. This sale resulted in an after-tax profit of $18 million that was booked in 2004.

In addition, an exploration joint venture was formed with ConocoPhillips in the NT/P61 block offshore Darwin, Northern Territory, to drill the Caldita well and provide Santos with access rights to a potential expansion of the Wickham Point LNG facility. This deal further enhances Santos' infrastructure strategy to leverage its position within vital infrastructure to improve shareholder value while reducing the risk profile of the wildcat exploration program.

During the third quarter, Santos expanded its offshore Victorian gas interests to 50% in both the Patricia-Baleen and the Sole gas fields through the acquisition from Trinity Gas Resources of an additional 30% interest in the Patricia-Baleen gas field and associated processing facilities in eastern Victoria and an additional 15% interest in the Sole gas field.

Santos earned its 30% additional equity in the Patricia-Baleen gas field by meeting Trinity's remaining share of drilling costs on the Baleen 4 well which was drilled successfully as a sidetrack well of Baleen 3. Santos will earn its 15% additional equity in the Sole gas field by meeting certain development costs on behalf of Trinity, if and when the Sole joint venture partners proceed to develop this gas resource.

The acquisition of these Victorian gas interests strengthens Santos' domestic gas and infrastructure strategy that was further enhanced by the OMV purchase announced early in 2005. Importantly, Santos is now the operator of the strategic Orbost gas processing facility.

Late in the year, Santos sold its 18.02% share in the Carpentaria Gas Pipeline between Ballera and Mount Isa in Queensland to Australian Pipeline Trust for $59 million, resulting in a $21 million after-tax profit that was booked in the 2004 financial year.

BRANTAS PSC



Bawean 1
PSC
0 50
kilometres
Bawean Island
Java Sea
Kangean
Islands
Sampang PSC
Madura
Offshore
PSC
Madura Island
Jeruk
Oyong
Maleo
Surabaya
Nth
Bali 1
PSC
Bali Sea
Brantas PSC
Grati
East Java
Bali
Santos acreage
Santos acreage acquired through Novus acquisition
Oil field
Gas field
Oil pipeline
Gas pipeline

REPLENISHING AND UPGRADING RESERVES

Santos added 57 million boe of Proven (1P) reserves which represents 121% of 2004 production.

Proven reserves at the end of the year, after 47.1 million boe of production and after divestments, were 348 million boe, compared with 338 million boe at the end of 2003.

The replacement of Proven reserves exceeded Santos' total group production for the third year in a row, with the replacement rate for Proven reserves averaging 130% over the past three years: a good result and in line with international best practice.

Proven plus Probable (2P) reserves increased by 54 million boe prior to production, or by 7 million boe after production which represents a reserves replacement rate of 114%.

The 2004 reserves figures do not include any potential reserve bookings for the Jeruk oil discovery in the Sampang PSC in East Java or the Hiu Aman oil and gas discovery in the Donggala PSC in the Kutei Basin, offshore East Kalimantan.

The average Proven reserve replacement cost for 2004 was US$12.37 per boe. Replacement costs in any one year are affected by the timing of spending and reserve bookings, so a three-year average is a more reliable indicator of costs. Santos' three-year average replacement cost of US$7.19 per boe is world-competitive.

2004 was also a significant year in terms of development, with some 102 million boe of 1P reserves and 134 million boe of 2P reserves being moved from undeveloped to developed, significantly increasing the value of reserves.

The material movements in reserves during the year were as follows:

- Onshore Australia – revisions due to positive reservoir performance and development results in onshore Australia added 18.5 million boe of 1P reserves.
- Cooper Basin – poorer than expected performance in some tight gas fields and the integration of results from some previously unsuccessful fracture stimulations resulted in a 2P reserve reduction of 16 million boe.
- Bayu-Undan – excellent results from development drilling program in the Bayu-Undan field added 7 million boe of 1P and 14 million boe of 2P reserves.
- Mutineer-Exeter – a disappointing appraisal and development drilling campaign resulted in downgrades in 1P reserves of 10 million boe and 2P reserves of 13 million boe.
- John Brookes – integration of the late 2003 drilling results in the John Brookes gas field, along with detailed reservoir modelling, resulted in a significant positive revision of 15 million boe of 1P and 32 million boe of 2P reserves.
- East Spar – disappointing production performance resulted in downgrades in 1P reserves of 3 million boe and 2P reserves of 8 million boe.
- Maleo – sufficient progress with commercialisation resulted in the booking of 19 million boe of 1P and 27 million boe of 2P reserves.
- Acquisitions and divestments – a net increase in 1P reserves of 12 million boe and 2P reserves of 22 million boe from the acquisition of certain Novus Petroleum assets and an increase in Patricia-Baleen equity, with negligible movement due to divestments.

The shift in Santos' focus since 2001 is evidenced by the reduction in onshore reserves and the corresponding increase in offshore reserves over time, as shown in the charts below. This trend can be expected to continue as the central Australian fields mature and new projects move through the development conveyor.

OFFSHORE 1P AND 2P RESERVES
mmboe - nett



600
500
400
300
200
100
0
222
258
303
327
'01
'02
'03
'04
Probable
Proven

ONSHORE 1P AND 2P RESERVES
mmboe - nett



600
500
400
300
200
100
0
503
474
333
316
'01
'02
'03
'04
Probable
Proven

ROVEN PLUS PROBABLE RESERVES (SANTOS SHARE) BY ACTIVITY

	ales gas (... ethane) PJ	Crude oil mmbbl	Condensate mmbbl	LPG 000 tonnes	Total mmboe
eserves year end 2003	2,670	102	48	3,605	636
roduction	-190	-10	-3	-159	-47
dditions	157	1	0	24	29
cquisitions/Divestments	110	2	1	98	22
evisions	126	-21	3	-45	3
stimated reserves year end 2004	2,873	74	49	3,523	643

ROVEN PLUS PROBABLE RESERVES (SANTOS SHARE) YEAR END 2004 BY AREA (mmboe)

rea	Sales gas (... ethane) PJ	Crude oil mmbbl	Condensate mmbbl	LPG 000 tonnes	Total mmboe
... Basin	1,051	24	15	1,842	233
nshore Northern Territory	147	1	1	0	27
ffshore Northern Territory	310	1	27	1,507	92
astern Queensland	256	0	0	22	45
outhern Australia	271	0	2	152	50
arnarvon Australia	555	43	3	0	141
NG	0	1	0	0	1
ndonesia	243	4	0	0	46
SA	40	0	1	0	8
otal	2,873	74	49	3,523	643

RESERVES (SANTOS SHARE) (mmboe)

	ear end 2003	Production	Revisions	Additions	Acq/Divest	Year end 2004
roven (1P)	338	-47	26	19	12	348
roven plus Probable (2P)	636	-47	3	29	22	643
ontingent Resources (Best Estimate)	1,450	–	-4	-13	10	1,443 *

* Contingent resources excludes any contribution from Jeruk which was still under evaluation at year end.

DEFINING RESERVES

antos has in place an evaluation and reporting process that is in line with international industry practice and is in general conformity with reserves definitions and resource classification systems published by the Society of Petroleum Engineers (SPE), World Petroleum Congress (WPC) and the American Association of Petroleum Geologists (AAPG). The definitions used are consistent with the requirements of the Australian Stock Exchange Ltd (ASX).

Reserves are defined as those quantities of petroleum which are anticipated to be commercially recovered from known accumulations from a given date forward. Santos reports reserves net of the gas required for processing and transportation to the customer. Reserves reported are based on, and accurately reflect, information compiled by full-time employees of the Company who have the requsite qualifications and experience prescribed by the ASX Listing Rules.

EXTERNALLY REVIEWED BOOKING PROCESS

Santos' reserves processes and procedures were reviewed by independent expert, Gaffney, Cline & Associates, and found to be 'appropriate to providing robust estimates of Santos' reserve position in accordance with international industry practice'.

MANAGING FOR SUSTAINABLE GROWTH



'The publication of our first Sustainability Review in 2004 was a major achievement for Santos. The next steps are to undertake projects to improve our performance – not just in Australia but worldwide – and to accurately collect, verify and report on a range of sustainability data.'

MARTYN EAMES
Vice President
Corporate and People


Santos
FIRST STEPS

Late in 2004 Santos published *First Steps: Sustainability Review*, the Company's first standalone publication on this topic. It describes how Santos is implementing the principles of sustainability in the areas of corporate governance, the environment, social responsibility and economic performance.

This was a significant milestone for Santos as it represents a starting point for the collection of data and the ongoing measurement of performance in the area of sustainability.

Communicating with stakeholders is an important activity and the publication of the Sustainability Review is a further extension of Santos' commitment in this regard. Santos applies considerable resources to the communication effort and aims to present information in a clear and concise manner in order to generate a greater understanding of the business by its stakeholders.

Santos has been recognised for its achievements in this area. Santos' 2003 Annual Report was featured as an example of best practice reporting in PricewaterhouseCoopers' *Trends in Corporate Reporting 2004* publication. Reports from companies worldwide are considered in compiling this publication and they must meet specified criteria. This is the third time a Santos annual report has been featured. Santos was also awarded a 2004 Silver Award for Excellence in Annual Reporting for the 2002 Annual Report by the Australasian Reporting Awards.

Receiving independent recognition for these activities serves as a reference point for Santos' desire to continually improve communication performance.

Santos has been listed as an inaugural member of the Australian SAM Sustainability Index (AuSSI). The AuSSI tracks the performance of around 70 Australian companies that lead their industry in terms of economic, environmental and social criteria. The index is calculated daily by Dow Jones Indexes and published in *The Australian* newspaper.

TOTAL RECORDABLE CASE FREQUENCY RATE
TRCFR per millions hours worked


20
15
10
5
0
'01
'02
'03
'04
Contractor
Combined
Employee

Following is an overview of progress and achievements in the area of sustainability for 2004.

SAFETY IMPROVING
The health and safety of employees is of paramount concern to Santos. Santos delivered another year of improvement in 2004 and achieved its lowest total recordable case frequency rate of 6.4.

Further improvements were also made with the implementation of the Environment, Health and Safety Management System standards, with Santos operations undergoing full assessments against standards for the first time.

The results demonstrated considerable improvement over the baseline assessments conducted in 2003 with steady progress in the implementation of the procedures, processes and tools needed to achieve the requirements of the standards.

Process safety capability which deals with plant and equipment integrity assurance, design and construction, and maintenance, is being developed through the formation of a new set of standards to be incorporated into the health and safety management system.

The safety focus in 2005 will be on finalising a comprehensive set of hazard standards which outline the required controls to ensure that hazards encountered across Santos' operations and activities are well managed.

POSITIONING THE WORKFORCE FOR THE FUTURE
Santos commenced a major company-wide transformational change program in late 2003. The program was designed to significantly improve Santos' performance in four areas: key business processes, financial performance, organisation structure and company culture.

Reorganising and simplifying the Company's structure was one of the major outcomes and in May 2004 Santos began operating under a new functionally-based organisation structure.

The new structure is designed to support the exploration-focused growth strategy. It mirrors the 'conveyor belt' lifecycle of an exploration and production company where exploration success leads to commercialisation and development activity and finally revenue-generating production.

It also follows the principle that the majority of employees should



Santos is investing in the future of Australia's petroleum industry through the funding of the Australian School of Petroleum at the University of Adelaide.

be working in business operations with a lean and efficient corporate and services group.

With the exception of a small number of project teams, all non-award based positions in the Company were declared vacant and a selection process commenced around a set of criteria designed to ensure that people with the right skills and the ability to successfully grow Santos were appointed. As is often the case with transformational change initiatives, not everyone was re-appointed and, as a result, the workforce was reduced by 9%.

CULTURE CHANGE

The need to develop a culture that supports the newly designed business processes was another of the major outcomes of the change program. A Santos-wide culture change program led by employees is currently underway. This long-term program is designed to ensure that the way employees work together enhances Santos' ability to be successful.

One of the first tasks undertaken was a voluntary employee survey to identify the gaps between the existing culture and the desired culture. The outcomes of the survey will assist in the development of programs and activities that will better align work practices with Santos' strategic goals.

TRAINING AND DEVELOPING PEOPLE

Making sure training and development supports current and future business requirements, and provides opportunities for people to develop their skills to achieve optimum performance, are key aspects of Santos' human resources strategy.

Santos has a number of long-term projects underway which will optimise the substantial investment the Company makes in training people. Importantly, these projects will deliver programs that are targeted to meet business and individual needs and to support culture change initiatives.

BANKSIA AWARDS

Santos was selected in 2004 as a finalist in the Banksia Environmental Awards for the work undertaken in the Company-led initiative to protect the world-renowned Coongie Lakes, resulting in the area being declared a new National Park by the South Australian Government.

As a finalist for this award Santos was recognised for its leadership role in bringing together a group of disparate parties to develop a Memorandum of Understanding recommending further protection for the Coongie Lakes.

WASTE MANAGEMENT

Santos trialled innovative waste management techniques during 2004 to reduce the volume of hydrocarbon waste generated from Cooper Basin operations. Preliminary results indicate that these waste volumes can be reduced to 3-5% of their original volume, which is a significant achievement.

This technology will be implemented where possible across Santos operations. The long-term environmental and financial benefits of using this technology are expected to be considerable.

REDUCED OIL SPILLS

There was a substantial reduction in the volume of hydrocarbons released to the environment in 2004, with uncontained hydrocarbons spilt reducing from 1,943 cubic metres to 83 cubic metres and Santos continues to focus on reducing oil spills.

GREENHOUSE POLICY

Santos released its Greenhouse Policy in 2004 to drive performance improvements in this area through reducing emissions and producing oil and gas more efficiently.

Santos' Greenhouse Policy is being rolled out across the organisation through cross-functional greenhouse gas teams that have the right skill sets and responsibilities to progress this initiative. These teams will manage Greenhouse Policy and regulation, carbon management and trading opportunities, and energy efficiency. A key internal driver for emissions reduction will be the promotion of energy efficiency.

Santos is committed to achieving effective emission reduction targets, to the pursuit of energy efficiency strategies and to the identification and implementation

OIL SPILL VOLUMES


m3
Lytton oil spill effect
2000
1500
1000
500
0
'01
'02
'03
'04



Santos employees rehabilitating a section of the River Torrens in Adelaide, as part of Santos' three-year commitment to the Our Patch project.

of opportunities to use fewer greenhouse-emitting or renewable sources of energy.

To achieve these commitments Santos is actively pursuing an emissions intensity reduction target (greenhouse emissions per unit of production) of 20% in the period from 2002 to 2008.

SUPPORTING COMMUNITIES

Santos has relationships with a number of communities where it operates. Some have been long-term and others are just beginning. Relationships with communities outside Australia, such as Indonesia and the United States, are also emerging as Santos' business grows in these locations.

Santos made contributions during 2004 to a wide variety of organisations and events through the sponsorship program as part of the Company's commitment to supporting the communities to which it belongs.

Partnerships continued in 2004 with the Australian School of Petroleum, the Adelaide Symphony Orchestra, the State Opera Company of South Australia, the Art Gallery of South Australia and the Lloyd McDermott Foundation.

One of the highlights of the 2004 program was the establishment of the Santos Community Fund. It brings together all of the contributions Santos makes to community-based organisations and recognises and supports the efforts of Santos employees who choose to contribute their own time and resources to improving their communities.

The 'Our Patch' program was a recipient of this fund in 2004. This is a joint initiative of the Patawalonga and Torrens Catchment Management Boards which encourages the local community to assist with the rehabilitation and management of Adelaide's water catchment.

Santos has adopted a patch of the River Torrens and employees are assisting with the remediation and revegetation of this area in a volunteering program.

CORPORATE GOVERNANCE

For the third year running, the integrity of Santos' corporate governance was recognised in 2004 with the maximum five-star rating in the Corporate Governance Research Report prepared by Horwath and the University of Newcastle.

A more detailed overview of corporate governance at Santos follows on page 29 of this Annual Report.

More detailed information about sustainability at Santos is contained in the Sustainability Review and copies are available from the Company and via the Santos website www.santos.com.

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE STATEMENT
The purpose of this Statement is to provide details of the main corporate governance practices the Company had in place during the past financial year.

The Board works under a set of well-established corporate governance policies that reinforce the responsibilities of all Directors in accordance with the requirements of the Corporations Act and the Listing Rules of the Australian Stock Exchange (ASX).

The Board regularly reviews and updates its corporate governance policies on an annual basis and as required, to ensure that the Company's policies remain in accordance with best practice.

1. COMPLIANCE WITH THE ASX BEST PRACTICE RECOMMENDATIONS
Following publication of the Principles of Good Corporate Governance and Best Practice Recommendations of the ASX Corporate Governance Council ("ASX Best Practice Recommendations"), Santos assessed its existing corporate governance practices for compliance with those Recommendations. As a result of this assessment, which was initially carried out in 2003, the Board formed the view that the Company's existing practices complied in substance with the ASX Best Practice Recommendations, except that at that time it provided retirement benefits to non-executive Directors. Historically, these benefits were provided pursuant to agreements approved by shareholders at the 1989 Annual General Meeting and, as reported in the Company's 2003 Annual Report, a review by the Remuneration Committee of the Board had determined that the provision of those benefits should cease on 30 June 2004 and benefits accrued to that date should be held by the Company and paid on retirement.

As a result of its decision to cease the provision of retirement benefits, the Board believes that from 30 June 2004, the Company's policies and practices comply in all substantial respects with the ASX Best Practice Recommendations. To assist shareholders, the policies and practices described in this Corporate Governance Statement are cross referenced to a checklist of the ASX Best Practice Recommendations set out at the end of this Statement.

2. BOARD OF DIRECTORS AND ITS COMMITTEES
Except where otherwise indicated, references in this Statement to the "Board Guidelines" are to the formal guidelines in force during the past financial year and as at 30 March, 2005.

2.1 Board Responsibilities
The Board is responsible for the overall corporate governance of the Company, including its strategic direction and financial objectives, establishing goals for management and monitoring the attainment of these goals.

Specifically, as detailed in this Statement, the Board is responsible for:

- the provision of strategic direction and oversight of management;
- corporate governance;
- the selection and evaluation of, and succession planning for, Directors and executive management;
- significant acquisitions and disposals of assets;
- significant expenditure decisions outside of the corporate budget;
- hedging of product sales, sales contracts and financing arrangements;
- the remuneration of Directors and executive management;
- the approval of, and monitoring of financial performance against, corporate budgets;
- the approval of delegations of authority to management;
- ethical standards and codes of conduct; and
- the integrity of risk management strategies and controls.

The Board delegates management of the Company's resources to the Company's executive management team, under the leadership of the Chief Executive Officer and Managing Director ("CEO"), to deliver the strategic direction and goals determined by the Board. This Statement details the responsibilities delegated by the Board to executive management for:

- implementing corporate strategies;



'The Company continued its focus on stakeholder delivery throughout 2004, enhancing its commitment to top quartile corporate governance.'

WESLEY GLANVILLE
Managing Counsel
and Company Secretary

- maintaining and reporting on effective risk management (including safety and plant integrity); and
- operating under approved budgets and written delegations of authority.

2.2 Board Procedures
To assist in the effective execution of its responsibilities, the Board Guidelines include procedures for providing Directors with all relevant information and familiarity with the Company's major centres of operation. In addition, the Board has established a number of Board Committees including a Nomination Committee, a Remuneration Committee, an Audit Committee, a Finance Committee and an Environmental and Safety Committee to assist with the effective discharge of its duties. All Committees are chaired by, and comprised only

of, non-executive, independent Directors, except for the Environmental and Safety Committee, which includes the CEO as a member.

The Board Guidelines prescribe that the Board is to meet at least eight times a year, including a strategy meeting of two days duration. The number of meetings of the Board and of each of its Committees and the names of attendees at those meetings are set out on page 47 of this Annual Report. Board Meetings are structured in two separate sessions, without management present for one of those sessions. The agenda for meetings is prepared by the Company Secretary in conjunction with the Chairman and CEO, with periodic input from the Board. Comprehensive Board papers are distributed to Directors in advance of scheduled meetings. Board meetings take place both at the Company's head office and at key operating sites, to assist the Board in its understanding of operational issues.

Executive management attend Board and Committee meetings, at which they report to Directors within their respective areas of responsibility. This assists the Board in maintaining its understanding of the Company's business and assessing the executive management team. Where appropriate, advisors to the Company attend meetings of the Board and of its Committees.

2.3 Composition of the Board

The composition of the Board is determined in accordance with the Company's Constitution and the Board Guidelines which, among other things, require that:

- the Board is to comprise a minimum of five and a maximum of ten Directors (exclusive of the CEO);
- the Board should comprise a substantial majority of independent, non-executive Directors;
- there should be a separation of the roles of Chairman and Chief Executive Officer of the Company; and
- the Chairman of the Board should be an independent, non-executive Director.

Under the Company's Constitution approximately one-third of Directors retire by rotation each year and Directors appointed during the year are required to submit themselves for election by shareholders at the Company's next Annual General Meeting. The Board Guidelines encourage Directors to retire at the first Annual General Meeting after reaching the age of 72 years and not seek re-appointment.

Currently, the Board comprises eight non-executive Directors and one executive Director. The Board has adopted the definition set out in the ASX Best Practice Recommendations and as defined in the 2002 guidelines of the Investment and Financial Services Association Limited and considers all current non-executive Directors, including the Chairman, to be independent directors.

Generally, the Board considers a Director to be independent if he or she is not a member of management and is free of any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the Director's ability to act in the best interests of the Company. The Board will assess the materiality of any given relationship that may affect independence on a case by case basis and has adopted materiality guidelines to assist in that assessment. Under these guidelines, the following interests are regarded as material in the absence of any mitigating factors:

- a holding of 5% or more of the Company's voting shares or a direct association with an entity that holds more than 5% of the Company's voting shares;
- an affiliation with an entity which accounts for 5% or more or the revenue or expense of the Company.

The Board has determined that there should not be any arbitrary length of tenure that should be considered to materially interfere with a Director's ability to act in the best interests of the Company, as it believes this assessment must be made on a case by case basis with reference to the length of service of all members of the Board.

Each Director's independence is assessed by the Board on an individual basis, with reference to the above materiality guidelines and focussing on an assessment of each Director's capacity to bring independence of judgment to Board decisions. In this context, as mentioned below, Directors are required to promptly disclose their interests in contracts and other directorships and offices held.

The names and details of the experience, qualifications, special responsibilities, and term of office of each Director of the Company are set out on page 41 of this Annual Report. Details of each Director's attendance at Board and Committee Meetings and their shareholdings are also set out on page 47 of this Annual Report.

2.4 Nomination Committee

The role, responsibilities and membership requirements of the Nomination Committee are documented in the Board Guidelines and in a separate Charter, approved by the Board.

Under the Board Guidelines, it is the responsibility of the Nomination Committee to devise the criteria for, and review membership of, and nominations to, the Board. The primary criteria adopted in selection of suitable Board candidates is their capacity to contribute to the ongoing development of the Company having regard to the location and nature of the Company's significant business interests and to the candidates' age and experience by reference to the attributes of existing Board members.

When a Board vacancy exists or where it is considered that the Board would benefit from the services of a new Director with particular skills, the Nomination Committee has responsibility for proposing candidates for consideration by the Board and, where appropriate, engages the services of external consultants.

Prior to appointment, each Director is provided with a letter of appointment which encloses a copy of the Company's Constitution and of the relevant policies. Additionally, the expectations of the Board in respect to a proposed appointee to the Board and the workings of the Board and its Committees are conveyed in interviews with the Chairman and induction procedures include access to appropriate executives in relation to details of the business of the Company.

The Chairman of the Board is the Chairman of the Nomination Committee. The current members of the Nomination Committee, all of whom are independent non-executive Directors, are Mr S Gerlach (Chairman), Mr P C Barnett and Mr G W McGregor.

3. REVIEW OF BOARD AND EXECUTIVE PERFORMANCE

The Board Guidelines provide that:

- non-executive Directors are to be appointed on the basis that their nomination for re-election as a Director is subject to review and support by the Board;
- there should be appropriate circumstances justifying re-election after a specified period of service as a Director; and
- the contribution of the Board and of individual Directors is the subject of formal review and discussion on a biennial and annual basis, respectively.

As the biennial review of the Board and of its Committees was conducted by an independent consultant in 2003, no formal performance appraisal of the Board was conducted in 2004.

Performance evaluation of key executives is undertaken on a quarterly and annual basis by the CEO and summarised in presentation to the Remuneration Committee of the Board, both specifically for determination of remuneration and generally in relation to management succession planning for review by the Board.

4. INDEMNITY, ACCESS TO INFORMATION AND INDEPENDENT PROFESSIONAL ADVICE

Information in respect to indemnity and insurance arrangements for Directors and senior executives appears in the Directors' Statutory Report on page 49 of this Annual Report.

The Board Guidelines set out the circumstances and procedures pursuant to which a Director, in furtherance of his or her duties, may seek independent professional advice at the Company's expense. Those procedures require prior consultation with, and approval by, the Chairman and assurances as to the qualifications and reasonableness of the fees of the relevant expert and, under normal circumstances, the provision of the expert's advice to the Board.

Pursuant to a deed executed by the Company and each Director, a Director also has the right to have access to all documents which have been presented to meetings of the Board or to any Committee of the Board or otherwise made available to the Director whilst in office. This right continues for a term of seven years after ceasing to be a Director or such longer period as is necessary to determine relevant legal proceedings that commenced during that term.

5. REMUNERATION

The role, responsibilities and composition of the Remuneration Committee and details of the Company's remuneration objectives and principles, non-executive Director remuneration and executive remuneration are set out on pages 37 to 40 of this Annual Report in the Directors' and Executives' Remuneration section, as well as in the Directors' Statutory Report and in Notes 18 and 26 of the Financial Statements.

Details of the nature and amount of the remuneration of:

- the Directors; and
- the Specified Executives;

are set out on pages 37 to 40 of this Annual Report.

6. AUDIT COMMITTEE

The role of the Audit Committee is documented in a Charter, approved by the Board. This Charter was revised in August 2004 in line with contemporary best practice, and can be found on the Company's website.

6.1 Composition of the Audit Committee

The Committee is required to consist of no less than three members and to meet at least three times per year. All members must be independent, non-executive Directors and financially literate, with at least one member having past employment experience in finance and accounting, requisite professional certification in accounting or other comparable experience or background. The Chairman of the Board is precluded from being the Chairman of the Audit Committee.

The current members of the Audit Committee, all of whom are independent non-executive Directors, are: Mr G W McGregor (Chairman), Professor J Sloan and Mr R M Harding. The external auditors, CEO, Chief Financial Officer ("CFO"), Manager Risk and Audit, and Manager – Financial Planning and Analysis attend Committee meetings by invitation. There were 4 meetings held in 2004.

6.2 Role of the Audit Committee

The primary objective of the Audit Committee is to assist the Board to fulfil its corporate governance and oversight responsibilities related to financial accounting practices, external financial reporting, financial reporting, risk management and internal control, and the internal and external audit function.

Specifically, the role of the Audit Committee includes:

- examining the accounting policies of the Company to determine whether they are appropriate and in accordance with generally accepted practices;
- ensuring that truth and fairness is reflected in the preparation and publication of the Company's financial reports;
- meeting regularly with the internal and external auditors to reinforce their respective independence and to determine the appropriateness of internal and external audit procedures;
- reviewing the performance of the internal and external auditors and providing them with confidential access to the Board;
- receiving from the external auditors a formal written statement delineating all

- relationships between the auditors and the Company and confirming compliance with all professional and regulatory requirements relating to auditor independence; and
- referring matters of concern to the Board, as appropriate, and considering issues which may impact on the financial reports of the Company.

In order to ensure that truth and fairness is reflected in the preparation and publication of the Company's financial reports, the Audit Committee reviews the written statement of the CEO and CFO to the Board that the Consolidated Financial Report presents a true and fair view, in all material respects, of the financial condition and operational results of the Santos Group and is in accordance with Accounting Standards. This Statement also confirms that:

- the Consolidated Financial Report is founded on a sound system of risk management and internal compliance and control, which implements the policies adopted by the Board; and
- the Company's risk management and internal control systems, to the extent they relate to financial reporting, are operating effectively in all material respects.

The Chairman of the Audit Committee provides, and addresses, a written report together with the minutes and recommendations of the Audit Committee at the next Board Meeting. Similar procedures apply to all other Committees of the Board.

6.3 Audit Committee Charter and Independence of Auditors

The Board has adopted a policy in relation to the provision of non-audit services by the Company's external auditor that is based on the principle that work that may detract from the external auditor's independence and impartiality, or be perceived as doing so, should not be carried out by the external auditor. The Audit Committee Charter clearly identifies those services that the external auditor may not provide, those that may be supplied and those that require specific approval of the Chairman of the Audit Committee, in consultation with other members of the Committee.

It also provides that:

- the Board will not invite any past or present lead audit partner of the firm currently engaged as the Company's external auditor to fill a vacancy on the Board;
- the lead audit partner will be required to rotate off the audit after a maximum of five years and there will be a period of at least three years before that partner can again be involved in the Company's audit; and
- internal audit function, if outsourced, will be provided by a firm other than the external audit firm.

These provisions reflect the current behaviours expected of the world's leading corporations and are consistent with the ethical values and integrity of the Company.

The Chairman of the Audit Committee provides the Board with a statement clarifying that the provision of non-audit services by the external auditors is compatible with the general standard of independence for auditors.

7. FINANCE COMMITTEE

The role of the Finance Committee is documented in a Charter, approved by the Board, and includes responsibility for considering and making recommendations to the Board on the Company's capital management strategy and the Company's funding requirements and specific funding proposals. The Committee also has responsibility for formulating and monitoring compliance with treasury policies and practices and the management of credit, liquidity and commodity market risks.

The current members of the Finance Committee, all of whom are independent non-executive Directors, are: Mr S Gerlach (Chairman), Mr P C Barnett and Mr G W McGregor.

8. RISK MANAGEMENT

An Enterprise Wide Risk Management approach forms the cornerstone of Risk Management activities of the Company and is based on the relevant Australian Standard (AS/NZS 4360 : 2004).

This approach is incorporated in the Company's Risk Management Policy, and aims to ensure that major business risks facing the Company have been consistently identified, analysed and evaluated, and that active management plans and controls are in place for the ongoing management of these risks. Independent validation of controls is undertaken by internal audit as part of its risk based approach. The internal audit function is independent of the external auditor and reports to the Audit Committee.

The CEO and CFO have stated to the Board in writing that:

- the Consolidated Financial Report is founded on a sound system of risk management and internal compliance and control systems, which implements the policies adopted by the Board; and
- the Company's risk management and internal control systems, to the extent they relate to financial reporting, are operating efficiently and effectively in all material respects.

The Board has in place a number of arrangements and internal controls intended to identify and manage areas of significant business risk. These include the maintenance of:

- Board Committees;
- detailed and regular budgetary, financial and management reporting;
- established organisational structures, procedures, manuals and policies;
- audits (including internal and external financial, environmental and safety audits);
- comprehensive insurance programmes; and
- the retention of specialised staff and external advisors.

Examples of management of specific risks are as follows:

- MANAGEMENT OF ENVIRONMENTAL AND SAFETY RISK – environmental and safety risk is managed through: a comprehensive Environmental Health and Safety Management System based on Australian Standard 4801 and International Standard 14001; environmental and safety committees at Board and management levels; the retention of specialist environmental and safety staff and advisors; regular internal and external environmental and safety audits; and imposing environmental care and safety accountability as line management responsibilities. The role of the Environmental and Safety Committee is documented in a Charter, approved by the Board. The current members of the Environmental and Safety Committee are: Mr S Gerlach (Chairman), Mr P C Barnett, Mr M A O'Leary and Mr J C Ellice-Flint.

- MANAGEMENT OF EXPLORATION RISK – exploration risk is managed through internal control systems which include: formalised risk assessment procedures at the functional level; corporate review in both prospect and hindsight; Board approval of exploration budgets; and regular reporting on progress to the Board. External reviews are also undertaken as necessary.
- INVESTMENT APPRAISAL – the Company has clearly defined procedures for capital expenditure. These include: annual budgets; detailed appraisal and review procedures; levels of authority; and due diligence requirements where assets are being acquired.
- FINANCIAL REPORTING – a comprehensive budgeting system exists with an annual budget approved by the Board. Monthly actual results are reported against budget and, where applicable, revised forecasts for the year are prepared and reported to the Board. Speculative transactions are prohibited. Further details relating to financial instruments and commodity price risk management are included in Note 32 of the Financial Statements.
- FUNCTIONAL REPORTING – all significant areas of Company operations are subject to regular reporting to the Board. The Board receives regular reports on the performance of each functional area, including: operations; gas marketing and commercialisation; liquids marketing; corporate and people; legal and secretariat; geoscience, exploration and new ventures; development and technical services; finance; safety; government; investor relations and environmental matters.

9. ETHICAL STANDARDS AND CODE OF CONDUCT

To promote high standards of corporate governance and ethical conduct the Company has provided its employees with a clear set of rules, values and guidelines to follow when carrying out their work as a Santos employee and representative. In addition to the Board Guidelines, the Company has adopted a Code of Conduct which prescribes that, in addition to compliance with all applicable legal requirements, the Board expects all Directors, executives and employees of the Company to adopt appropriate standards of professional and business conduct in their dealings on behalf of the Company. In addition, the Board, in conjunction with executive management, has implemented procedures designed to ensure compliance by all employees with those standards.

In particular, the Code of Conduct requires that Directors and employees:

- avoid conflicts of interest, and ensure that all business transactions are conducted solely in the best interests of the Company;
- are aware of, and comply with laws and regulations relevant to the Company's operations including environmental and trade laws both in Australia and abroad;
- protect any Company assets under their control and not use Company assets for personal purposes, without prior Company approval;
- do not disclose or use in any improper manner confidential information about the Company, its customers or affairs; and
- respect the privacy of others and comply with the Company's Privacy Policy.

The standards of conduct expected of Santos staff, including those directed at the broader stakeholder constituency of shareholders, employees, customers and the community, are also recorded in separate guidelines and policies relating to dealing in securities (refer to the next section), the environment, occupational health and safety and human resources. Further, a Code of Conduct, based on that developed by the Group of 100 (an association of senior finance executives from Australia's business enterprises) applies to the CFO and all other officers and employees within the finance function of the Company who have the opportunity to influence the integrity, direction and operation of the Company and its financial performance.

Where applicable, the guidelines and policies are incorporated by reference in individual contracts of employment or expressly set out in those contracts, including provisions relating to: conflicts of interest; confidentiality and restrictions against use and dissemination of information; use of Company assets; perquisites, tender processes, benefits and contact with suppliers; employment opportunity practices; privacy; training and further education support; and smoking, alcohol and drugs.

10. GUIDELINES FOR DEALING IN SECURITIES

The Company has developed specific written guidelines that prohibit Directors and executives (and their respective associates) from acquiring, selling or otherwise trading in the Company's shares if they possess material price-sensitive information which is not in the public domain.

Pursuant to these guidelines, no person may deal in securities while they are in the possession of price sensitive information. In other circumstances, Directors must inform and receive acknowledgment from the Chairman or his representative (and executives from the Secretary or a person appointed by the Board) of an intention prior to any dealings in securities either by themselves or by their associates, and must promptly notify details following the dealing.

The Company's policy is that trading in Santos securities is permitted, with approval as set out above, only during the following periods:

- the period commencing two clear days after the announcement of the Company's annual results and ending 1 July; and
- the period commencing two clear days after the announcement of the Company's half yearly results and ending 1 January.

Under the guidelines, prohibitions on dealing in securities apply not only to the acquisition and disposal of shares, but also to the acquiring, taking, assigning and releasing of options traded in the options market. Directors and executives may not deal in securities on considerations of a short-term nature.

11. CONTINUOUS DISCLOSURE & SHAREHOLDER COMMUNICATION

The Company is committed to giving all shareholders timely and equal access to information concerning the Company.

The Company has developed policies and procedures in accordance with its commitment to fulfilling its obligations to shareholders and the broader market for continuous disclosure. The policies are summarised in this Statement, which may be accessed at the Company's website at www.santos.com. The Company is currently in the process of compiling stand-alone summaries of relevant policies for inclusion on the Corporate Governance section of the Company's website. The policies are regularly reviewed and updated for changes to the law and the Listing Rules. The Company notes that the ASX Best Practice Recommendations are for full copies of certain policies and charters to be included on the website. The Company has been working on this during the year, together with the update of the website itself. These will shortly be available on the Corporate Governance section of the website.

These policies establish procedures to ensure that Directors and management are aware of and fulfil their obligations in relation to the timely disclosure of material price sensitive information. Information must not be selectively disclosed prior to being announced to the ASX, NASDAQ or New Zealand Exchange Ltd (NZX). Directors and executive management must notify the Company Secretary as soon as they become aware of information that should be considered for release to the market.

When the Company makes an announcement to the market, that announcement is released to each exchange where its shares are listed: ASX, NASDAQ and NZX. The Company Secretary is responsible for communications with the exchanges. All material information disclosed to the ASX is posted on the Company's website at www.santos.com. This includes ASX announcements, annual reports (including therefore this Corporate Governance Statement), notices of meeting, CEO briefings, media releases, and materials presented at investor, media and analyst briefings. An email "alert" facility is also offered to shareholders. Web-casting of material presentations, including annual and half-yearly results presentations, is provided for the benefit of shareholders, regardless of their location.

Additionally, the Company's external auditor attends annual general meetings to be available to answer shareholder questions relevant to the conduct of the audit.

12 ASX CORPORATE GOVERNANCE COUNCIL BEST PRACTICE RECOMMENDATIONS

	ASX Principle	Reference	Compliance
Principle 1:	**Lay solid foundations for management and oversight**		
1.1	Formalise and disclose the functions reserved to the Board and those delegated to management.	2.1	Comply
Principle 2:	**Structure to the board to add value**		
2.1	A majority of the Board should be independent Directors.	2.3	Comply
2.2	The chairperson should be an independent Director.	2.3	Comply
2.3	The roles of chairperson and chief executive officer should not be exercised by the same individual.	2.3	Comply
2.4	The Board should establish a Nomination Committee.	2.2; 2.4	Comply
2.5	Provide the information indicated in guide to reporting on Principle 2.	2.3; 2.4; 4; 5; 7; Details of Board Member's Experience page 41; Details of Directors' Meetings, Item 1 of the Directors' Statutory Report page 47.	Comply
Principle 3:	**Promote ethical and responsible decision-making**		
3.1	Establish a code of conduct to guide the Directors, the chief executive officer (or equivalent), the chief financial officer (or equivalent) and any other key executives as to: 3.1.1 the practices necessary to maintain confidence in the Company's integrity; and 3.1.2 the responsibility and accountability of individuals for reporting and investigating reports of unethical practices.	9	Comply
3.2	Disclose the policy concerning trading in Company securities by Directors, officers and employees.	10	Comply
3.3	Provide the information indicated in Guide to reporting on Principle 3.	9, 10	Comply
Principle 4:	**Safeguard integrity in financial reporting**		
4.1	Require the chief executive officer (or equivalent) and the chief financial officer (or equivalent) to state in writing to the Board that the Company's financial reports present a true and fair view, in all material respects, of the Company's financial condition and operational results and are in accordance with relevant accounting standards.	6.2	Comply
4.2	The Board should establish an Audit Committee.	6	Comply
4.3	Structure the Audit Committee so that it consists of: • only non-executive Directors; • a majority of independent Directors; • an independent chairperson, who is not chairperson of the Board; and • at least three members.	6.1	Comply
4.4	The Audit Committee should have a formal charter.	6.3	Comply
4.5	Provide the information indicated in Guide to reporting on Principle 4.	6.1; Annual Report pages 31 to 32 and 41; Item 1 of the Directors' Statutory Report page 47; Directors' Declaration page 88.	Comply

	ASX Principle	Reference	Compliance
Principle 5:	**Make timely and balanced disclosure**		
5.1	Establish written policies and procedures designed to ensure compliance with ASX Listing Rules disclosure requirements and to ensure accountability at a senior management level for that compliance.	11	Comply
Principle 6:	**Respect the rights of shareholders**		
6.1	Design and disclose a communications strategy to promote effective communication with shareholders and encourage effective participation at general meetings.	11	Comply
6.2	Request the external auditor to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.	11	Comply
Principle 7:	**Recognise and manage risk**		
7.1	The Board or appropriate Board Committee should establish policies on risk oversight and management.	8	Comply
7.2	The chief executive officer (or equivalent) and the chief financial officer (or equivalent) should state to the board in writing that:		Comply
	7.2.1 the statement given in accordance with best practice recommendations 4.1 (the integrity of financial statements) is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board; and	6; 8	
	7.2.2 the Company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.	6; 8	
7.3	Provide the information indicated in Guide to reporting on Principle 7.	8; Annual Report pages 32 and 33.	Comply
Principle 8:	**Encourage enhanced performance**		
8.1	Disclose the process for performance evaluation of the Board, its Committees and individual Directors, and key executives.	3; 5; Annual Report page 31.	Comply
Principle 9:	**Remunerate fairly and responsibly**		
9.1	Provide disclosure in relation to the Company's remuneration policies to enable investors to understand (i) the costs and benefits of those policies, and (ii) the link between remuneration paid to Directors and key executives and corporate performance.	5	Comply
9.2	The Board should establish a Remuneration Committee.	2.2; 5	Comply
9.3	Clearly distinguish the structure of non-executive Directors' remuneration from that of executives.	5	Comply
9.4	Ensure that payment of equity-based executive remuneration is made in accordance with thresholds set in plans approved by shareholders.	5	Comply
9.5	Provide the information indicated in Guide to reporting on Principle 9.	5; Annual Report pages 31 and 37 to 40; Directors' Statutory Report Items 1 and 9 on pages 47 and 49; Notes 18 and 26 to the Financial Statements.	Comply
Principle 10:	**Recognise the legitimate interests of stakeholders**		
10.1	Establish and disclose a code of conduct to guide compliance with legal and other obligations.	9	Comply

DIRECTORS' AND SENIOR EXECUTIVES' REMUNERATION

The Remuneration Committee is responsible for reviewing the remuneration policies and practices of the Company including: the compensation arrangements for the Managing Director and senior management; the Company's superannuation arrangements; employee share and option plans; executive and senior management performance review, succession planning, and, within the aggregate amount approved by shareholders, the fees for non-executive Directors. The role of the Remuneration Committee is documented in a Charter, approved by the Board, which Charter prescribes that the Committee must consist of at least three non-executive Directors. The Committee has access to independent advice and comparative studies on the appropriateness of remuneration arrangements.

The current members of the Remuneration Committee, all of whom are independent non-executive Directors, are: Professor J Sloan (Chairperson), Mr S Gerlach and Mr P C Barnett.

NON-EXECUTIVE DIRECTORS

Within the aggregate amount (being $1,500,000 per year) approved by shareholders at the Annual General Meeting of the Company held on 7 May 2004, the fees of the Chairman and non-executive Directors are set at levels which represent the responsibilities of and the time commitments provided by those Directors in discharging their duties. Regard is also had to the level of fees payable to non-executive Directors of comparable companies.

As previously announced, non-executive Directors' fees were increased effective 1 July 2004. Non-executive Directors, other than the Chairman, who are members of Board Committees receive additional fees. Non-executive Directors may not participate in any of the Company's bonus, share or option plans.

The Directors determined to cease retirement allowances to non-executive Directors effective from 30 June 2004. Non-executive Directors appointed before 1 January 2004 are entitled to receive benefits accrued to that date, payable upon ceasing to hold office as a Director. The retirement payment (inclusive of superannuation guarantee charge entitlements) is made pursuant to an agreement entered into with each non-executive Director on terms approved by shareholders at the 1989 Annual General Meeting. These benefits have been fully provided for by the Company.

EXECUTIVE DIRECTORS

The Managing Director, Mr J C Ellice-Flint, is currently the only Executive Director, he being appointed a Director on 19 December 2000.

Mr J C Ellice-Flint has an executive service agreement with the Company which continues until terminated by either party in accordance with the agreement. Termination arrangements relating to the Managing Director were agreed in advance of his appointment, and those relating to the equity component of his remuneration were notified at the time of the appointment.

His remuneration comprises a base salary reviewed annually and an annual bonus calculated on a formula that includes components to measure the growth of profitability, exploitable reserves and share price.

He also has an entitlement to 1,000,000 Restricted Shares, details of which are described in note 18(h) to the financial statements and holds 3,000,000 options under the Santos Executive Share Option Plan.

If the Company terminates Mr J C Ellice-Flint's appointment without cause, the Company may at its option, in lieu of part or all of the notice period of 24 months, pay to him an amount equal to a proportion or multiple of his annual base salary and the current year's potential bonus (excluding the application of any performance condition) at the time at which notice is given.

SENIOR EXECUTIVES

(a) Remuneration Objectives and Principles

The objectives of the Company's remuneration policy are to attract, retain and motivate appropriately qualified and experienced executives capable of discharging their respective responsibilities to enable the Company to achieve its business strategy.

The principles underlying the remuneration policy are: to realistically reflect the responsibilities of executives and other employees; to be industry competitive and reasonable; that a significant portion of remuneration be at risk against individual and company performance and shareholder wealth creation; that performance, not failure, be rewarded so that the Company's best performers receive more; and to encourage executives to manage from the perspective of the shareholders by rewarding them for aligning Company and shareholder returns.

(b) Remuneration Structure

The Company's remuneration structure for its non-award employees is based upon Target Total Remuneration (TTR), the components of which comprise:

- a fixed component called Fixed Annual Remuneration (FAR); and

two variable components, called:

- the Short Term Incentive (STI) and
- the Long Term Incentive (LTI).

FAR: comprises salary, superannuation and benefits; is quantified by reference to role and experience; and is industry benchmarked.

STI is represented as a percentage of base remuneration which is "at risk". The STI consists of an annual cash bonus paid to reward performance based on a mix of Company performance and individual performance measured against annual scorecards with target and stretch performance criteria determined in advance each year.

LTI: in relation to executive remuneration includes a long term performance based component in the form of equity participation through the Santos Executive Share Option Plan (SESOP) and the Santos Employee Share Purchase Plan (SESPP). Participation is determined by the Board, on recommendation of the Remuneration Committee, and only applies to executives who are in a position to affect shareholder returns. It is intended that participants will generally comprise the senior executives and a small number of high potential middle managers of the Company.

Options and rights to shares issued under these Plans to senior executives are linked to the longer term performance of the Company and are only exercisable following the satisfaction of performance hurdles that are designed to maximise shareholder wealth.

The amount of the award, and correspondingly the proportion of remuneration at risk, varies between executives according to their respective levels of seniority and responsibility.

The rules of the SESPP and SESOP were both approved by shareholders in 1997 and again in 2000.

Having regard to contemporary best practice, the LTI program is designed to drive superior executive performance and to reward only superior Company performance, linked to an appropriate performance benchmark. The benchmark assesses actual Company performance in terms of long-term comparative growth of the Company and resulting shareholder value.

Company performance is measured over a three year period based on the Company's Total Shareholder Return (TSR) relative to one or more comparator groups as determined by the Board at the commencement of the performance period including, without limitation, any combination of the ASX 100, energy companies in ASX 100, the ASX Energy Index and international E&P companies. If performance is below the 50th percentile, no award is made. A proportionate award is made for performance between the 50th to 75th percentile and the maximum award is made for performance at or above the 75th percentile.

In relation to the current financial year, awards may be taken only in the form of shares pursuant to SESPP or, at the election of an executive, options pursuant to SESOP, details of which are described in Notes 18(c) and 18(d) of the financial statements. In future periods, awards may be taken in the form of rights over shares pursuant to SESPP or options granted under SESOP, at the election of executives.

Rights to shares and options are granted at no cost to the executives with the number of shares awarded being determined by dividing the amount of the award by the volume weighted average price of the Company's shares over the five business days up to and including the award date. The number of options awarded is of equivalent value calculated by an independent expert based on an acceptable valuation method. The exercise price of the options is the volume weighted average price of the Company's shares over the five business days up to and including the award date.

The Board intends that LTI awards be made on an annual basis using a three year measurement period for the applicable performance hurdles. However, the Board reserves the right to suspend or modify the LTI program in light of circumstances appropriate to the Company from time to time.

The maximum number of shares that may be issued under all of the Company's executive and employee share and option plans cannot exceed the limit of 5% of the issued capital, as approved by shareholders at the 2000 AGM.

(c) Specified Executives of the Santos Group

The following persons were the six executives with the greatest authority for the strategic direction and management of the Santos Group ("Specified Executives") during the financial year receiving the highest remuneration:

Name	Position
Gouadain, Jacques Elie	Vice President Geoscience and New Ventures
Moore, Paul Derek	Vice President Development Project and Technical Services
Wasow, Peter Christopher	Chief Financial Officer
Wilkinson, Richard John	Vice President Gas Marketing and Commercialisation
Wood, Bruce James	Vice President Strategic Projects
Young, Jonathon Terence	Executive Vice President Operations

All Specified Executives are employed by the Company.

The Specified Executives are entitled to a termination payment in the event of termination of their service agreement by the Company without cause. They are entitled to three months' notice, excepting for Mr P C Wasow who is entitled to six months' notice, or payment in lieu of that notice, plus three weeks for each year of continuous service, pro rata for part thereof, and capped at a maximum of sixty-five weeks of total fixed remuneration, less notional value of superannuation for that period.

REMUNERATION OF DIRECTORS AND SPECIFIED EXECUTIVES 2004

REMUNERATION DETAILS OF NON-EXECUTIVE DIRECTORS

Name	Directors' fees $	Committee fees $	Post Employment Non-monetary[2] $	Post Employment Superannuation[3] $	Post Employment Retirement[4] $	Total $
Non-executive Directors						
Barnett, Peter Charles	95,000	15,500	-	9,945	15,569	136,014
Conroy, Francis John [1]	90,041	14,689	-	9,425	15,927	130,082
Gerlach, Stephen	285,000	-	31,167	11,293	-	327,460
Harding, Richard Michael	91,667	1,000	-	5,040	-	97,707
McGregor, Graeme William	95,000	20,500	-	10,157	15,716	141,373
O'Leary, Michael Anthony	95,000	9,000	-	9,360	16,842	130,202
Sloan, Judith	95,000	19,750	-	10,090	15,403	140,243
Total non-executive Directors	**846,708**	**80,439**	**31,167**	**65,310**	**79,457**	**1,103,081**

REMUNERATION DETAILS OF EXECUTIVE DIRECTOR AND SPECIFIED EXECUTIVES

Name	Primary Benefits Fixed remuneration $	Primary Benefits Bonus $	Non-monetary[2] $	Post Employment Superannuation $	Equity[5] Shares $	Equity[5] Options $	Total $
Executive Director							
Ellice-Flint, John Charles	1,050,000	1,300,000	-	514,500	1,120,000 [6]	274,326	4,258,826
Specified Executives							
Gouadain, Jacques Elie	371,327	176,600	25,513	24,292	58,939	18,731	675,402
Moore, Paul Derek	311,734	140,600	22,000	40,606	58,819	15,674	589,433
Wasow, Peter Christopher	444,389	307,200	-	49,361	79,052	20,000	900,002
Wilkinson, Richard John	311,875	169,800	-	62,583	62,341	-	606,599
Wood, Bruce James	312,596	128,200	-	29,594	18,900	40,583	529,873
Young, Jonathon Terence	486,306	316,500	-	50,263	83,443	30,833	967,345
Total Specified Executives and Executive Director	**3,288,227**	**2,538,900**	**47,513**	**771,199**	**1,481,494**	**400,147**	**8,527,480**

(1) Upon his retirement as a Director on 14 December 2004, Mr F J Conroy became entitled to a retirement payment of $161,447 in accordance with arrangements previously approved by shareholders. Only $15,927 of this amount has been disclosed as part of Mr Conroy's remuneration for the 2004 reporting period, as the balance of the payment has been provided for in previous reporting periods.

(2) Non-monetary are non base remuneration benefits including the cost to the Company of cars (including applicable FBT).

(3) Contributions for non-executive Directors are made in accordance with the Company's Superannuation Guarantee Charge obligations.

(4) This shows provisions made in accordance with arrangements previously approved by shareholders, which amounts have been fully provided for.

(5) (a) Includes the notional value of shares granted by the Company during the year pursuant to the Santos Employee Share Purchase Plan,

details of which are described in Note 18 to the financial statements.

Shares granted to the Specified Executives during the year are as follows, and were valued at $6.95 each, being their market value (as defined in the Income Tax Assessment Act).

Granted to:	**Shares:**
Gouadain, Jacques Elie	6,216
Moore, Paul Derek	5,827
Wasow, Peter Christopher	7,770
Wilkinson, Richard John	5,827
Wood, Bruce James	5,439
Young, Jonathon Terence	8,547

(b) Includes the notional value of shares and options granted by the Company during previous financial years (and which had not vested as at 1 January 2004) which have been amortized over the relevant vesting period. All options have been valued by independent valuers using the modified Black-Scholes or Binomial option pricing model.

(c) No options were granted by the Company during the year to the Directors or to the Specified Executives.

(d) No options or shares have been granted by the Company since the end of the financial year.

(6) This amount reflects the value during the current reporting period of the 1,000,000 Restricted Shares granted to Mr J C Ellice-Flint in 2000, further details of which are described in note 18(h) to the financial statements.

BOARD OF DIRECTORS

STEPHEN GERLACH
LLB
Age 59. Director since 5 September 1989 and Chairman since 4 May 2001. Chairman of Santos Finance Ltd and of the Environmental and Safety Committee, Finance Committee and Nomination Committee and member of the Remuneration Committee of the Board. Chairman of Futuris Corporation Ltd and Challenger Beston Limited and a Director of Southcorp Ltd. Former Managing Partner of the Adelaide legal firm, Finlaysons. Former Chairman of Amdel Ltd and Equitoral Mining Ltd.

JOHN CHARLES ELLICE-FLINT
BSc (Hons)
Age 54. Managing Director since 19 December 2000, member of the Environmental and Safety Committee of the Board, Director of Santos Finance Ltd and also Chairman of other Santos Ltd subsidiary companies. Thirty years' experience in the international oil and gas industry including twenty six years with Unocal, including as Senior Vice President: Global Exploration and Technology and Vice President: Corporate Planning and Economics. Member and Chair of the South Australian Museum Board.

PETER CHARLES BARNETT
FCPA
Age 64. Director since 31 October 1995 and member of the Environmental and Safety Committee, Nomination Committee, Finance Committee and Remuneration Committee of the Board. Director of AMCIL Ltd and Opis Capital Ltd. Former Managing Director and Chief Executive Officer of Pasminco Ltd (1988–1995) and Chief Executive Officer of EZ Industries Ltd. Former director of Mayne Group Ltd.

KENNETH ALFRED DEAN
FCPA, MAICD
Age 52. Independent non-executive Director effective 23 February 2005. Extensive financial experience in the international petroleum industry, having held the position of Chief Executive Officer, Shell Financial Services. During his 30-year career with Shell, held several other senior executive positions in treasury, audit, accounting, IT and financial and corporate services. Fellow of the Australian Society of Certified Practising Accountants and member of the Australian Institute of Company Directors.

RICHARD MICHAEL HARDING
MSc
Age 55. Director since 1 March 2004 and member of the Audit Committee of the Board. Former President and General Manager of BP Developments Australia Limited and former Vice-Chairman and Council member of the Australian Petroleum Production and Exploration Association. Chairman of the Ministry of Defence Command Support, Training and Simulation Project Governance Board and Director of Arc Energy Ltd.

GRAEME WILLIAM MCGREGOR
AO, BEc, FCPA, FAIM, FAICD
Age 66. Director since 3 September 1999. Chairman of the Audit Committee and member of the Finance Committee and Nomination Committee of the Board. Director of Santos Finance Ltd. Director of Foster's Group Ltd, Nufarm Ltd, WMC Resources Ltd and Goldman Sachs JB Were Managed Funds Limited. Member of the Financial Reporting Council. Former Executive Director Finance of The Broken Hill Proprietary Company Limited and former Director of Community Foundation Network Ltd.

MICHAEL ANTHONY O'LEARY
DipMinE, BSc, FAusIMM, FAIM, FAICD
Age 69. Director since 15 October 1996 and member of the Environmental and Safety Committee of the Board. Director of Newcrest Mining Ltd. Former Chairman of Hamersley Iron, Argyle Diamonds, Dampier Salt, former Deputy Chairman of Bank of Western Australia Ltd and former Director of Rio Tinto Ltd and Rio Tinto plc.

CHRISTOPHER JOHN RECNY
BSc, MSc, MBA
Age 51. Independent non-executive Director effective 23 February 2005. Extensive international management and project management experience, including as global head of international consultancy L.E.K.'s natural resources practice – a company he helped establish in the 1980s. Regional head of Asia-Pacific for L.E.K. and previously spent eight years with Fluor Corporation as a project manager on, and undertaking feasibility studies for, major resource developments.

PROFESSOR JUDITH SLOAN
BA (Hons), MA, MSc
Age 50. Director since 5 September 1994. Chairperson of the Remuneration Committee and member of the Audit Committee of the Board. Deputy Chair of the Australian Broadcasting Corporation and Part-time Commissioner of the Productivity Commission. Former Professor of Labour Studies at the Flinders University of South Australia and Director of the National Institute of Labour Studies. Former Chairperson of SGIC Holdings Ltd and Director of Mayne Group Ltd.

Santos Board of Directors during November 2004 Board meeting held at Moomba, Cooper Basin. Left to right: Graeme McGregor, John Ellice-Flint, Peter Barnett, Stephen Gerlach, Michael Harding, Judith Sloan, Michael O'Leary and Frank Conroy (who retired in December 2004). Kenneth Dean and Christopher Recny subsequently joined the Board in February 2005.



SANTOS GROUP INTERESTS

As at 28 February 2005

Licence Area	% Interest
SOUTH AUSTRALIA	
(PPL = Petroleum Production Licence; PL = Pipeline Licence)	
Cooper Basin*[1] (Fixed Factor Area)	
(SA Unit PPLs 6-20, 22-25, 27-61, 63-75, 78-117, 119, 120, 124, 126-130, 132-135, 137-141, 143-146, 148-151, 153-155, 157, 159-166, 169-181, 183-186, 188-190, 192, 193, 195, 196, 198, 199 and in Queensland PPL12)	66.6
Downstream*[1] (PL2)	66.6
Patchawarra East Joint Operating Area* (PPLs 26, 76, 77, 118, 121-123, 125, 131, 136, 142, 147, 152, 156, 158, 167, 182, 187, 191, 194 & 197)	72.3
QUEENSLAND	
(PL = Petroleum Lease; PPL = Pipeline Licence)	
South-West Queensland*	
ATP 259P Naccowlah (PLs 23-26, 35, 36, 62, 76-79, 82, 87, 105, 107, 109, 133, 149, 175, 181, 182 & 189	55.5
Total 66 (PLs 34, 37, 63, 68, 75, 84, 88, 110, 129, 130, 134, 140, 142-144, 150, 168, 178, 186, 193, PPL8 & PPL14)	70.0
Wareena (PLs 113, 114, 141, 145, 148, 153, 157, 158, 187 & 188)	61.2
Innamincka (PLs 58, 80, 136, 137, 156 & 159)	70.0
Alkina	72.0
Aquitaine A (PLs 86, 131, 146, 177 & 208)	52.5
Aquitaine B (PLs 59-61, 81, 83, 85, 97, 106, 108, 111, 112, 132, 135, 139, 147, 151, 152, 155, 205 & 207)	55.0
Aquitaine C (PLs 138 & 154)	47.8
50/40/10 (PL 55)	60.0
SWQ Unit (PLs 12-13, 16-18, 31, 34, 36-40, 46-48, 62, 64-72, 78-82, 84, 86, 94-96, 98, 100, 101 & 105 and in South Australia PLs 5, 9 & 15)	60.1
ATP 267P (Nockatunga) (PLs 33, 50 & 51)	59.1
ATP 299P (Tintaburra) (PLs 29, 38, 39, 52, 57, 95, 169 & 170)	89.0

Licence Area	% Interest
Surat Basin	
PLs 30, 56 & 74	15.0
ATP 336P (Roma) (PLs 3-13, 93 & PPL2)*	85.0
ATP 336P (Waldegrave) (PLs 10-12, 28, 69 & 89)*	46.3
ATP 470P (Redcap) (PL 71)	10.0
ATP 471P (Bainbilla) (PL 119 & PPL 58)	16.7
ATP 471P (Myall) (PL 192)	51.0
Boxleigh*	100.0
PL 1 (Moonie)*	100.0
PL 1 (2) (Cabawin Exclusion)*	100.0
PL 1 (FO) (Cabawin Farm-out)*	50.0
PL 2 (A & B) (Kooroon)*	52.5
PL 2 (Alton)*	100.0
PL 2C (Alton Farm-out)*	63.5
PL 5 (Drillsearch)*	21.3
PL 5 (Mascotte)*	42.5
PL 11 (Snake Creek East)*	25.0
PL 12 (Trinidad)*	92.5
PL 17 (Bennett)*	70.0
PL 17 (Bennett Exclusion)*	100.0
PL 17 (Leichardt Exclusion)*	70.0
PLs 21, 22, 27 & 64 (Balonne)	12.5
Bowen Basin	
ATP 337P* (PLs 41-45, 54, 67, 173, 183, PPL10 & PPL11)	50.0
PL176	100.0
ATP 553P*	50.0
ATP 685P (Cockatoo Creek)	50.0
Facilities	
Wungoona Processing Facilities*	50.0
Moonie to Brisbane Pipeline*	100.0
Jackson Moonie Pipeline (PPL 6)*	82.8
VICTORIA	
Otway Basin (Onshore)	
PEP 160	60.0
Otway Basin (Offshore)	
VIC/P44 (Casino)*	50.0
VIC/P51*	55.0

Licence Area	% Interest
VIC/P52*	33.3
VIC/RL7 (La Bella)	10.0
VIC/L22 (Minerva)	10.0
Gippsland Basin	
VIC/RL1 (v) (Golden Beach)*[1]	100.0
VIC/RL2 (Kipper)	20.0
VIC/RL3 (Sole)[1]	90.0
VIC/L21 (Patricia-Baleen)*[1]	90.0
VIC/P55*[1]	66.7
OFFSHORE SOUTH AUSTRALIA	
Duntroon Basin*	
EPP 32	100.0
OFFSHORE TASMANIA	
Sorell Basin*	
T/32P	50.0
T/33P	80.0
T/35P	50.0
T/36P	50.0
NORTHERN TERRITORY	
Amadeus Basin	
OL 3 (Palm Valley)	48.0
Ls 4 and 5 (Mereenie)*	65.0
RL2 (Dingo)*	65.7
Mereenie-Brewer Estate Pipeline*	65.0
OFFSHORE NORTHERN AUSTRALIA	
Carnarvon Basin	
EP 61	28.6
EP 62	28.6
EP 357	35.7
L1H (Barrow Island)	28.6
L10	28.6
L12 (Crest)	35.7
L13 (Crest)	35.7
TL/2 (Airlie)	15.0
TL/3 (Banta-Triller)	28.6
TL/7 (Thevenard)	35.7

Licence Area	% Interest
TP/2	28.6
TP/7 (1-3)	43.7
TP/7 (4)	18.7
TR/4 (Australind)	35.7
WA-1-P	22.6
WA-7-L	28.6
WA-8-L (Talisman)	37.4
WA-13-L (East Spar)	45.0
WA-15-L (Stag)	66.7
WA-20-L (Legendre)	22.6
WA-26-L (Mutineer)*	33.4
WA-27-L (Exeter)*	33.4
WA-29-L (John Brookes)	45.0
WA-33-R	18.7
WA-191-P (Mutineer-Exeter)*	33.4
WA-208-P*	31.3
WA-209-P (Reindeer)	45.0
WA-214-P (John Brookes)	45.0
WA-246-P	15.0
WA-264-P*	50.0
Browse Basin*	
WA-274-P	50.0
WA-281-P	90.0
WA-338-P	71.5
Bonaparte Basin*	
NT/P67	100.0
NT/RL1 (Petrel)	95.0
WA-6-R (Petrel West)	95.0
WA-18-P (Tern)	100.0
WA-27-R (Tern)	100.0
Houtman Basin	
WA-328-P	33.0
WA-339-P*	50.0
Timor Sea	
AC/L1 (Jabiru)	10.3
AC/L2 (Challis)	10.3
AC/L3 (Cassini)	10.3
NT/P48 (Evans Shoal)	40.0
NT/P61	40.0

Licence Area	% Interest
Timor Gap	
JPDA 03-01	25.0
JPDA 03-12	19.3
Bayu-Undan Gas Field	10.6
Elang	21.4
PAPUA NEW GUINEA	
PDL 1 (Hides)	31.0
PDL 3*	15.9
PL 3	3.6
PPL 190*	31.3
PPL 206	48.0
PPL 228	40.0
PRL 4*	35.3
PRL 5*	35.3
PRL 9*	42.6
SE Gobe Unit	9.4
INDONESIA	
East Java Basin	
Bawean	45.0
Brantas	18.0
Madura Offshore (Maleo)*	75.0
Nth Bali 1*	30.0
Sampang (Oyong)*	45.0
Kutei Basin	
Donggala	50.0
Papalang	20.0
Popodi	20.0
West Natuna Basin	
Kakap	6.3
West Papua Basin	
Warim	20.0

Licence Area	% Interest
EGYPT	
Ras Abu Darag	50.0
South East July	20.0
North Zeit Bay	50.0
UNITED STATES OF AMERICA AVG WORKING INTEREST	
East Texas	
Black Horse*	100.0
BP America	25.0
Jefferson Co	18.8
Knight	30.0
South Texas	
Bar Harbor	25.0
BP Green*	50.0
Coquat	25.0
Cougar*	100.0
Duncan Slough*	66.2
E. Edinburgh	20.8
Elsa	25.0
Hall Ranch*	57.5
Hordes Creek	50.3
Lafite / Allen Dome*	92.1
Markham	16.0
Mikeska	54.5
Mountainside	20.8
Petru	30.9
Raymondville	25.3
Remmers*	66.3
Riverdale	23.1
Tidehaven*	38.9
Verdad	25.0
W. Mercedes	25.0
South Louisiana	
Howards Creek	25.0
Montana	
Deer Creek	50.0

* Santos operated.

(1) Includes interests held by Basin Oil Pty Ltd. By contract dated 17 February 2005, Santos agreed to acquire Basin Oil Pty Ltd effective 1 January 2005. The transaction is expected to be completed in the second quarter of 2005.

10 YEAR SUMMARY 1995–2004

As at 31 December	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Santos average realised oil price (A$/bbl)	24.96	27.43	27.42	20.95	27.57	46.54	45.53	44.74	43.59	**51.83**
Financial performance ($million)										
Product sales revenue	671.6	729.2	778.5	769.4	944.5	1,497.1	1,459.7	1,478.4	1,465.0	**1,500.9**
Total operating revenue	740.1	804.0	859.5	1,000.8	995.6	1,556.2	1,561.8	1,542.3	1,619.4	**1,753.2**
Foreign currency gains/(losses)	(16.0)	25.0	3.6	2.0	0.3	2.7	0.2	(0.7)	(7.9)	**(3.0)**
Profit from ordinary activities before tax	241.0	331.9	322.3	267.3	339.6	725.9	627.6	493.3	430.9	**540.8**
Income tax relating to ordinary activities	130.4	136.0	116.1	91.0	30.5	239.1	181.7	171.2	103.9	**160.9**
Net profit after income tax attributable to the shareholders of Santos Ltd	110.6	195.9	206.2	176.3	309.1	486.8	445.9	322.1	327.0	**379.9**
Financial position ($million)										
Total assets	2,915.5	3,443.4	4,036.2	4,236.1	4,338.7	4,659.8	5,048.7	5,320.8	5,218.3	**5,956.0**
Net debt	642.0	938.6	1,114.2	1,280.0	1,301.1	866.6	1,060.8	1,162.9	897.6	**1,131.4**
Total equity	1,519.3	1,586.3	1,919.0	1,939.2	2,056.7	2,310.9	2,726.6	2,863.9	3,087.9	**3,498.3**
Reserves and production (mmboe)										
Proven plus Probable reserves (2P)	703	860	1,009	966	941	921	724	732	636	**643**
Production	36.8	39.2	41.1	45.6	49.2	56.0	55.7	57.3	54.2	**47.1**
Exploration*										
Wells drilled (number)	66	91	112	81	34	42	26	18	19	**16**
Expenditure ($million)	87.9	121.1	190.1	180.7	78.1	100.1	93.4	133.1	136.4	**125.6**
Other capital expenditure ($million)										
Delineation and development*	53.9	105.8	179.7	158.1	116.8	187.1	308.1	308.8	519.0	**672.7**
Buildings, plant and equipment	40.1	150.3	205.4	165.7	102.5	153.5	258.7	319.0	94.9	**131.1**

* From 2001, appraisal and near-field exploration wells have been reclassified from exploration to delineation expenditure. Prior year amounts have not been restated.

Share information

Share issues

Years as at 31 December	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
			Employee Share Plan/ [illegible] [illegible] Plan	Employee Share Plan	Employee Share Plan/ Executive Share Plan	Employee Share Plan/ Executive Share Plan/ Exercise of Options/ Restricted Shares	Employee Share Plan/ Executive Share Plan/ Exercise of Options/ Share Buy-Back/ [illegible] of [illegible]	Employee Share Plan/ Executive Share Plan/ Exercise of Options	Employee Share Plan/ Executive Share Plan/ Exercise of Options	Employee Share Plan/ Executive Share Plan/ Exercise of Options/ Preference Share Buy-Back/ Issue of [illegible] Preference Shares
Number of issued ordinary shares at year end (million)	539.6	539.6	607.3	607.8	608.2	610.4	579.3	583.1	584.7	**585.7**
Weighted average number of ordinary shares (million)	553.3	553.4	583.7	605.6	606.1	608.3	612.0	580.9	583.4	**584.9**
Dividends per ordinary share										
– ordinary (¢)	23.0	24.0	25.0	25.0	27.0	30.0	30.0	30.0	30.0	**30.0**
– special (¢)	–	–	–	–	–	10.0	–	–	–	**–**
Dividends										
– ordinary ($million)	123.6	129.0	151.3	151.4	163.7	182.7	179.9	174.8	175.0	**175.5**
– special ($million)	–	–	–	–	–	61.2	–	–	–	**–**
Number of issued preference shares at year end (million)	–	–	–	–	–	–	3.5	3.5	3.5	**6.0**
Dividends per preference share ($)										
– ordinary	–	–	–	–	–	–	–	5.40	6.57	**6.59**
– special	–	–	–	–	–	–	–	–	–	**5.00**
Dividends ($million)										
– ordinary ($million)	–	–	–	–	–	–	–	18.9	23.0	**23.0**
– special ($million)	–	–	–	–	–	–	–	–	–	**14.3**
Earnings per share (¢)	20.0	35.4	35.3	29.1	51.0	80.0	72.9	51.9	52.1	**58.6**
Return on total operating revenue (%)	14.9	24.4	24.0	17.6	31.0	31.3	28.6	20.9	20.2	**21.7**
Return on average ordinary equity (%)	7.2	12.6	11.8	9.1	15.5	22.3	19.0	13.1	12.3	**13.1**
Return on average capital employed (%)	6.1	9.6	8.7	7.1	11.5	16.7	14.1	9.0	8.8	**9.4**
Net debt/(net debt + equity) (%)	29.7	37.2	36.7	39.8	38.7	27.3	28.0	28.9	22.5	**24.4**
Net interest cover (times)	5.8	6.2	5.4	4.4	5.2	9.1	9.7	8.1	8.5	**9.2**

General

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Number of employees (excluding contractors)	1,471	1,461	1,615	1,650	1,645	1,631	1,713	1,737	1,700	**1,526**
Number of shareholders	55,684	55,482	65,459	81,286	81,416	76,457	86,472	85,888	84,327	**78,976**
Market capitalisation ($million)	2,111	2,741	3,826	2,654	2,516	3,670	3,589	3,509	4,017	**4,965**

Prior year amounts have, where applicable, been adjusted to place them on a comparable basis with current year amounts.

FINANCIAL REPORT

CONTENTS

DIRECTORS' STATUTORY REPORT

The Directors present their report together with the financial report of Santos Ltd ("the Company") and the consolidated financial report of the consolidated entity, being the Company and its controlled entities, for the financial year ended 31 December 2004, and the auditor report thereon. Information in this Annual Report referred to by page number in this report or contained in a Note to the financial statements referred to in this report is to be read as part of this report.

1. Directors, Directors' Shareholdings and Directors' Meetings

The names of Directors of the Company in office at the date of this report and details of the relevant interest of each of those Directors in shares in the Company at that date are as set out below:

Surname	Other Names	Shareholdings in Santos Ltd: Ordinary Shares	Shareholdings in Santos Ltd: Franked Unsecured Equity Listed Securities
Barnett	Peter Charles	12,394	-
Ellice-Flint (Managing Director)	John Charles	1,000,000*	-
Gerlach (Chairman)	Stephen	42,305	-
Harding	Richard Michael	-	-
McGregor	Graeme William	10,000	1,200
O'Leary	Michael Anthony	4,725	-
Sloan	Judith	5,000	195

The above named Directors held office during and since the end of the financial year except for Mr RM Harding, who was appointed a Director on 1 March 2004.

Except where otherwise indicated, all shareholdings are of fully paid ordinary shares.

*These shares are Restricted Shares issued on the terms described in Note 18 to the financial statements.

No Director holds shares in any related body corporate, other than in trust for the Company.

At the date of this report, Mr J C Ellice-Flint holds 3,000,000 options under the Santos Executive Share Option Plan and subject to the further terms described in Note 18 to the financial statements.

Details of the qualifications, experience and special responsibilities of each Director are set out on page 41 of this Annual Report.

Directors' Meetings

The number of Directors' Meetings and meetings of committees of Directors held during the financial year and the number of meetings attended by each Director are as follows:

Surname	Other Names	Directors' Meetings: No. of Mtgs Held*	Directors' Meetings: No. of Mtgs Attended	Audit Committee: No. of Mtgs Held*	Audit Committee: No. of Mtgs Attended	Environmental & Safety Committee**: No. of Mtgs Held*	Environmental & Safety Committee**: No. of Mtgs Attended	Remuneration Committee: No. of Mtgs Held*	Remuneration Committee: No. of Mtgs Attended	Finance Committee: No. of Mtgs Held*	Finance Committee: No. of Mtgs Attended	Nomination Committee: No. of Mtgs Held*	Nomination Committee: No. of Mtgs Attended
Barnett	Peter Charles	12	12	-	-	4	4	6	5	-	-	1	1
Conroy***	Francis John	12	11	4	4	-	-	-	-	6	6	1	1
Ellice-Flint	John Charles	12	12	-	-	4	4	-	-	-	-	-	-
Gerlach	Stephen	12	12	-	-	4	4	6	6	6	5	1	1
Harding	Richard Michael	11	11	1	1	-	-	-	-	-	-	-	-
McGregor	Graeme William	12	12	4	4	-	-	-	-	6	5	-	-
O'Leary	Michael Anthony	12	12	-	-	4	4	-	-	-	-	-	-
Sloan	Judith	12	12	4	4	-	-	6	6	-	-	-	-

* Reflects the number of meetings held during the time the Director held office, or was a member of the Committee, during the year.

** In addition to formal meetings, the Committee participated in a site visit to Moomba.

*** Retired as a Director of the Company on 14 December 2004.

As at the date of this report, the Company had an audit committee of the Board of Directors.

Particulars of the Company's corporate governance practices appear on pages 29 to 40 of this Annual Report.

2. Principal Activities

The principal activities of the consolidated entity during the financial year were: petroleum exploration, the production, treatment and marketing of natural gas, crude oil, condensate, naphtha and liquid petroleum gas, and the transportation by pipeline of crude oil. No significant change in the nature of these activities has occurred during the year.

3. Review and Results of Operations

A review of the operations and of the results of those operations of the consolidated entity during the financial year are contained on pages 2 to 7, 10 to 12 and 14 to 28 of this Annual Report.

4. Dividends

On 23 February 2005, Directors declared:-

(i) that a fully franked final dividend of 18 cents per fully paid ordinary share be paid on 31 March 2005 to shareholders registered in the books of the Company at the close of business on 4 March 2005. This final dividend amounts to approximately $105.4 million; and

(ii) that in accordance with the Terms of Issue, a fully franked dividend of $2.4497 per Franked Unsecured Equity Listed Securities be paid on 31 March 2005 to holders registered in the books of the Company at the close of business on 4 March 2005, amounting to $14.7 million.

A fully franked final dividend of $87.7 million (15 cents per share) was paid on 31 March 2004 on the 2003 results. Indication of this dividend payment was disclosed in the 2003 Annual Report. A fully franked interim dividend of $87.8 million (15 cents per share) was paid to members on 30 September 2004.

In accordance with the Terms of Issue, fully franked dividends of $3.2940 per reset convertible preference share were paid on 31 March 2004 and 30 September 2004 respectively; each amounting to $11.5 million.

5. State of Affairs

In the opinion of the Directors, there were no significant changes in the state of affairs of the consolidated entity that occurred during the financial year other than those referred to on pages 2 to 7, 10 to 12 and 14 to 28 of this Annual Report.

6. Environmental Regulation

The consolidated entity's Australian operations are subject to various environmental regulations under Commonwealth, State and Territory legislation, including under applicable petroleum legislation and in respect to its South Australian operations, licences (numbers EPA 2569, 1259, 14145, 888 and 2164) issued under the Environment Protection Act 1993, and its Queensland operations, licence no. 150029 issued under the Environmental Protection Act 1994. Applicable legislation and requisite environmental licences are specified in the entity's Environmental, Health and Safety Compliance Database, which forms part of the consolidated entity's overall Environmental Management System. Compliance performance is monitored on a regular basis and in various forms, including environmental audits conducted by regulatory authorities and by the Company, either through internal or external resources. During the financial year, except as mentioned below, no fines were imposed, no prosecutions were instituted and no notice of non-compliance with the above referenced regulations was received from a regulatory body. A directive was issued by the Northern Territory Department of Business, Industry and Resource Development in December 2004 in relation to flaring of gas at Mereenie under Clause 619 of the Schedule of Onshore Petroleum Exploration and Production Requirements 1993 issued under the Northern Territory Petroleum Act 1984. A report was submitted to the Department regarding this incident. A show cause notice was received from the Department of Primary Industries and Resources, South Australia, in June 2004 in relation to the Keleary to Merrimelia oil pipeline under the South Australian Petroleum Act 2000. The pipeline has been assessed and a management strategy has been agreed with the Department.

7. Events Subsequent to Balance Date

Except as mentioned below, in the opinion of the Directors there has not arisen in the interval between the end of the financial year and the date of this report any matter or circumstance that has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

Dividends declared after 31 December 2004 are set out in Item 4 of this Directors' Report and Note 20 to the financial statements.

On 17 February 2005, the Company entered into a contract to acquire Basin Oil Pty Ltd effective 1 January 2005. Basin Oil Pty Ltd has a 2.1% interest in the South Australia Cooper Basin, a 40% interest in Patricia-Baleen and Sole and a 33.3% interest in Golden Beach and Vic/P55.

8. Likely Developments

Certain likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years are referred to at pages 2 to 7, 11 to 12, 16 to 23 and 26 to 28 of this Annual Report. Further information about likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

9. Directors' and Senior Executives' Remuneration

The remuneration policies and practices of the Company, (including the compensation arrangements for executive Directors and senior management), the Company's superannuation arrangements, the fees for non-executive members of the Board (within the aggregate amount approved by shareholders), the Company's employee share and option plans and executive and senior management performance review and succession planning are matters referred to and considered by the Remuneration Committee of the Board, which has access to independent advice and comparative studies on the appropriateness of remuneration arrangements. Details of the Company's remuneration policies and the nature and amount of the remuneration of the Directors and Specified Executives are set out on pages 31 and 37 to 40 of this Annual Report and in Notes 18 and 26 to the financial statements.

10. Indemnification

Article 177 of the Company's Constitution provides that the Company indemnifies each person who is or who has been an "officer" (as defined in the Corporations Act) of the Company against any liability to another person (other than the Company or a related body corporate) arising from their position as such officer, unless the liability arises out of conduct involving a lack of good faith. The Company has insured against amounts which it is liable to pay pursuant to Article 177 or which it otherwise agrees to pay by way of indemnity. Article 177 also provides for an indemnity in favour of an officer or auditor (KPMG) in relation to costs incurred in defending proceedings in which judgement is given in their favour, or in which they are acquitted or the Court grants relief.

In conformity with Article 177, the Company is party to Deeds of Indemnity in favour of each of the Directors referred to in this report who held office during the year and certain executives of the consolidated entity, being indemnities to the full extent permitted by law. There is no monetary limit to the extent of the indemnity under those Deeds and no liability has arisen thereunder during or since the financial year.

During the year, the Company paid premiums in respect of Directors' and Officers' Liability and Legal Expenses insurance contracts for the year ending 31 December 2004 and since the end of the year the Company has paid, or agreed to pay, premiums in respect of such contracts for the year ending 31 December 2005. The insurance contracts insure against certain liability (subject to exclusions) persons who are or have been directors or officers of the Company and controlled entities. A condition of the contracts is that the nature of the liability indemnified and the premium payable not be disclosed.

11. Rounding

Australian Securities and Investments Commission Class Order 98/100, dated 10 July 1998, applies to the Company and accordingly amounts have been rounded off in accordance with that Class Order, unless otherwise indicated.

This report is made on 23 February, 2005 in accordance with a resolution of the Directors.

Director
23 February, 2005

Director

STATEMENTS OF FINANCIAL PERFORMANCE

for the year ended 31 December 2004

		Consolidated		Santos Ltd	
	Note	**2004 $million**	2003 $million	**2004 $million**	2003 $million
Product sales	2	**1,500.9**	1,465.0	**568.8**	616.3
Cost of sales	3	**(1,049.8)**	(974.4)	**(414.5)**	(356.6)
Gross profit		**451.1**	490.6	**154.3**	259.7
Other revenue	2	**252.3**	154.4	**858.0**	126.2
Other expenses	3	**(129.0)**	(179.5)	**(221.0)**	(108.3)
Borrowing costs	4	**(33.6)**	(34.6)	**(91.1)**	(84.0)
Profit from ordinary activities before income tax expense		**540.8**	430.9	**700.2**	193.6
Income tax expense relating to ordinary activities	6	**(160.9)**	(103.9)	**(57.1)**	(10.7)
Net profit after income tax attributable to the shareholders of Santos Ltd		**379.9**	327.0	**643.1**	182.9
Net exchange differences relating to self-sustaining foreign operations	19	**(0.2)**	(4.7)	**-**	-
Total changes in equity from non-owner related transactions attributable to the shareholders of Santos Ltd		**379.7**	322.3	**643.1**	182.9
Earnings per share (cents)					
Basic	21	**58.6**	52.1		
Diluted	21	**58.5**	51.5		

The statements of financial performance are to be read in conjunction with the notes to the financial statements.

STATEMENTS OF FINANCIAL POSITION

as at 31 December 2004

		Consolidated		Santos Ltd	
	Note	**2004 $million**	2003 $million	**2004 $million**	2003 $million
Current assets					
Cash		**128.0**	111.1	**39.3**	52.9
Receivables	7	**409.1**	171.7	**1,917.7**	1,410.3
Inventories	8	**117.3**	112.4	**58.8**	53.2
Other	9	**21.5**	14.3	**10.0**	7.4
Total current assets		**675.9**	409.5	**2,025.8**	1,523.8
Non-current assets					
Exploration and development expenditure	10	**3,210.3**	2,945.3	**905.8**	903.6
Land and buildings, plant and equipment	11	**2,058.7**	1,840.8	**665.4**	673.1
Other financial assets	12	**1.2**	11.7	**2,530.7**	2,295.9
Intangibles	13	**4.0**	8.5	**-**	-
Deferred tax assets		**3.0**	1.4	**2.4**	0.8
Other	9	**2.9**	1.1	**-**	-
Total non-current assets		**5,280.1**	4,808.8	**4,104.3**	3,873.4
Total assets		**5,956.0**	5,218.3	**6,130.1**	5,397.2
Current liabilities					
Payables	14	**371.6**	291.3	**436.3**	655.0
Deferred income		**5.8**	8.9	**1.5**	2.0
Interest-bearing liabilities	15	**49.9**	45.4	**1,686.4**	1,411.7
Current tax liabilities		**11.2**	29.3	**9.9**	23.5
Provisions	16	**52.8**	55.3	**48.7**	47.5
Other	17	**14.7**	10.6	**-**	-
Total current liabilities		**506.0**	440.8	**2,182.8**	2,139.7
Non-current liabilities					
Deferred income		**16.3**	18.8	**-**	-
Interest-bearing liabilities	15	**1,209.5**	963.3	**-**	-
Deferred tax liabilities		**560.4**	535.8	**462.5**	454.2
Provisions	16	**131.6**	116.0	**46.0**	38.3
Other	17	**33.9**	55.7	**-**	-
Total non-current liabilities		**1,951.7**	1,689.6	**508.5**	492.5
Total liabilities		**2,457.7**	2,130.4	**2,691.3**	2,632.2
Net assets		**3,498.3**	3,087.9	**3,438.8**	2,765.0
Equity					
Contributed equity	18	**2,139.0**	1,893.1	**2,139.0**	1,893.1
Foreign currency translation reserve	19	**(9.0)**	(8.8)	**-**	-
Retained profits	20	**1,368.3**	1,203.6	**1,299.8**	871.9
Total equity		**3,498.3**	3,087.9	**3,438.8**	2,765.0

The statements of financial position are to be read in conjunction with the notes to the financial statements.

STATEMENTS OF CASH FLOWS

for the year ended 31 December 2004

	Note	Consolidated 2004 $million	Consolidated 2003 $million	Santos Ltd 2004 $million	Santos Ltd 2003 $million
Cash flows from operating activities					
Receipts from customers		**1,544.3**	1,637.3	**644.4**	683.0
Dividends received		**-**	0.4	**251.7**	0.4
Interest received		**3.5**	2.5	**45.1**	36.9
Overriding royalties received		**14.5**	17.0	**19.0**	22.1
Pipeline tariffs and other receipts		**19.9**	28.2	**18.0**	1.6
Payments to suppliers and employees		**(583.6)**	(439.9)	**(279.0)**	(186.4)
Royalty, excise and PRRT payments		**(169.6)**	(118.7)	**(78.4)**	(39.8)
Borrowing costs paid		**(65.2)**	(60.9)	**(90.6)**	(83.6)
Income taxes paid		**(158.8)**	(168.6)	**(137.5)**	(65.1)
Net cash provided by operating activities	24	**605.0**	897.3	**392.7**	369.1
Cash flows from investing activities					
Payments for:					
Exploration		**(126.0)**	(149.8)	**(65.7)**	(30.6)
Delineation		**(73.7)**	(75.0)	**(6.1)**	(29.5)
Development		**(256.1)**	(188.1)	**(124.4)**	(68.7)
Land and buildings, plant and equipment		**(343.1)**	(337.8)	**(127.7)**	(91.7)
Acquisitions of oil and gas assets		**(14.5)**	(7.6)	**-**	(1.5)
Acquisitions of controlled entities		**(112.3)**	(22.7)	**(93.6)**	(22.7)
Share subscriptions in controlled entities		**-**	-	**(151.7)**	(469.9)
Restoration		**(7.3)**	(2.6)	**(0.1)**	(0.3)
Proceeds from disposal of non-current assets		**39.9**	108.0	**430.0**	62.7
Proceeds from disposal of controlled entities		**-**	22.6	**-**	3.9
Other investments		**(0.5)**	-	**(0.5)**	-
Net cash used in investing activities		**(893.6)**	(653.0)	**(139.8)**	(648.3)
Cash flows from financing activities					
Dividends paid		**(212.8)**	(198.0)	**(212.8)**	(198.0)
Proceeds from issues of ordinary shares		**6.4**	8.3	**6.4**	8.3
Proceeds from issue of redeemable convertible preference shares	18	**589.5**	-	**589.5**	-
Redemption of reset convertible preference shares	18	**(350.0)**	-	**(350.0)**	-
Net drawdowns/(repayments) of borrowings		**282.8**	(20.4)	**-**	-
Net (payments to)/receipts from controlled entities		**-**	-	**(297.0)**	494.1
Premium paid on buy-back of reset convertible preference shares	20	**(2.4)**	-	**(2.4)**	-
Other		**0.4**	-	**-**	-
Net cash (used in)/provided by financing activities		**313.9**	(210.1)	**(266.3)**	304.4
Net increase/(decrease) in cash		**25.3**	34.2	**(13.4)**	25.2
Cash at the beginning of the year		**111.1**	84.8	**52.9**	26.6
Effects of exchange rate changes on the balances of cash held in foreign currencies		**(8.4)**	(7.9)	**(0.2)**	1.1
Cash at the end of the year		**128.0**	111.1	**39.3**	52.9

The statements of cash flows are to be read in conjunction with the notes of the financial statements.

1. Statement of Accounting Policies

The significant accounting policies that have been adopted in the preparation of this financial report are:

(a) Basis of preparation

The financial report is a general purpose financial report prepared in accordance with applicable Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001 collectively referred to as Australian Generally Accepted Accounting Principles ("Australian GAAP"). The financial report has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or fair values of assets.

The accounting policies have been consistently applied by each entity in the Santos Group and are consistent with those adopted in the previous financial year.

(b) Principles of consolidation

The consolidated financial statements of the Santos Group include the financial statements of the Company, Santos Ltd being the parent entity, and its controlled entities.

The balances and effects of all transactions between controlled entities are eliminated in full on consolidation.

Interests in unincorporated joint ventures are recognised by including in the financial statements the Santos Group's proportion of the joint venture costs, assets and liabilities.

(c) Non-current assets

With the exception of exploration expenditure carried forward pertaining to areas of interest in the exploration stage (refer note 1(l)), the carrying amounts of non-current assets are reviewed to determine whether they are in excess of their estimated recoverable amount at balance date. If the carrying amount of a non-current asset exceeds the estimated recoverable amount, the asset is written down to the lower value. The write-down is expensed in the reporting period in which it occurs.

In assessing recoverable amounts, the relevant cash flows have not been discounted to their present value.

(d) Acquisition of assets

All assets acquired are recorded at their cost of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition.

On acquisition of a controlled entity, the identifiable net assets acquired are recorded at their fair values. To the extent that there is excess purchase consideration representing goodwill, the goodwill is amortised using the straight line method over a period of 20 years. The unamortised balance of goodwill is reviewed at each balance date and charged against profit to the extent that the balance exceeds the value of expected future benefits.

Assets transferred between entities within the Santos Group are recognised by the acquiring entity at fair value.

(e) Foreign currency

Foreign currency transactions are translated to Australian currency at the rates of exchange in effect at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rate of exchange existing on that date. Exchange differences relating to amounts receivable or payable in foreign currencies are brought to account in the statements of financial performance in the period in which they arise.

Monetary assets and liabilities of integrated foreign operations are translated at the exchange rate existing at balance date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transactions occurred. Exchange differences arising on the translation of monetary assets and liabilities are brought to account in the statement of financial performance.

Assets and liabilities of self-sustaining foreign operations are translated at the exchange rate existing at balance date. Equity items are translated at historical rates. The statements of financial performance are translated at a weighted average rate for the year. Exchange differences arising on translation are taken directly to the foreign currency translation reserve.

(f) Derivative financial instruments

The Santos Group uses derivative financial instruments to hedge its exposure to changes in foreign exchange rates, commodity prices and interest rates arising in the normal course of business. The principal derivatives used are forward foreign exchange contracts, foreign currency swaps, foreign currency option contracts, interest rate swaps and options, commodity crude oil price swap and option contracts and natural gas swap and option contracts. Their use is subject to a comprehensive set of policies, procedures and limits approved by the Board of Directors. The Santos Group does not trade in derivative financial instruments for speculative purposes.

Gains and losses on derivative financial instruments designated as hedges are accounted for on the same basis as the underlying exposures they are hedging.

The gains and losses on derivative financial instruments hedging specific purchase or sale commitments are deferred and included in the measurement of the purchase or sale.

Where hedge transactions are designated as a hedge of an anticipated specific purchase or sale, the gains or losses on the hedge arising up to the date of the anticipated transaction, together with any costs or gains arising at the time of entering into the hedge, are deferred and included in the measurement of the anticipated transaction when the transaction has occurred as designated. Any gains or losses on the hedge transaction after that date are included in the statements of financial performance. The net amounts receivable or payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded on the statements of financial position from the inception of the hedge transaction.

Exchange differences relating to amounts payable in foreign currencies designated as a hedge of a self-sustaining foreign operation, together with any related income tax expense/benefit, are transferred on consolidation to the foreign currency translation reserve.

1. Statement of Accounting Policies (continued)

(g) Revenue

Product sales, equipment rentals and pipeline tariffs, overriding royalties and other income are recognised when the goods and services are provided and the Santos Group has a legally enforceable entitlement to the proceeds. Interest revenue is recognised as it accrues. Dividend income from controlled entities is recognised as revenue as dividends are declared and from other parties as dividends are received.

The gross proceeds of non-current asset sales are included as revenue at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed. The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

(h) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax ("GST"), except where the amount of GST incurred is not recoverable from the Australian Tax Office ("ATO"). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statements of financial position.

Cash flows are included in the statements of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(i) Cash

For the purposes of the statements of cash flows, cash includes cash on hand, cash at bank and short-term deposits at call.

(j) Receivables

Trade debtors and other receivables are recorded at amounts due. A provision is made for any doubtful debts based on a review of collectability of outstanding amounts at balance date. Bad debts are written off in the period they are identified.

(k) Inventories

Inventories are valued at the lower of cost and net realisable value after provision is made for obsolescence. Cost is determined as follows:

(i) drilling and maintenance stocks, which include plant spares, maintenance and drilling tools used for ongoing operations, are valued at average cost; and

(ii) petroleum products, which comprise extracted crude oil, liquefied petroleum gas, condensate and naphtha stored in tanks and pipeline systems and processed sales gas and ethane stored in subsurface reservoirs, are valued using the absorption cost method.

(l) Exploration and development expenditure

Exploration and development expenditures in respect of each area of interest are accumulated and carried forward if either:

(i) such expenditure is expected to be recouped through successful development and commercial exploitation of the area of interest; or

(ii) the exploration activities in the area of interest have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves and active and significant operations in, or in relation to, the area of interest are continuing.

When either an area of interest is abandoned or the Directors consider the expenditure to be of reduced or no further value, accumulated exploration expenditure is written down or off in the period in which such a decision is made.

(m) Borrowings

Borrowings are carried on the statements of financial position at their principal amount. Interest is accrued at the contracted rate.

(n) Leases

Operating lease payments, where the lessor effectively retains substantially all the risks and benefits of ownership of the leased items, are expensed on a straight line basis over the term of the lease.

(o) Capitalisation of borrowing costs

Borrowing costs, including interest, finance charges and foreign currency exchange gains and losses relating to major plant and equipment projects under development and construction up to the date of commencement of commercial operations, are capitalised and amortised over the expected useful lives of the facilities. Where funds are borrowed specifically for qualifying projects the actual borrowing costs incurred are capitalised. Where the projects are funded through general borrowings the borrowing costs are capitalised based on the weighted average borrowing rate, which for the year ended 31 December 2004 was 5.09% (2003: 4.91%).

Borrowing costs incurred in respect of completed projects are expensed.

(p) Deferred income

A liability is recorded for obligations under sales contracts to deliver natural gas in future periods for which payment has already been received.

(q) Depreciation and depletion

Depreciation charges are calculated to write-off the carrying value of buildings, plant and equipment over their estimated useful lives to the entity. Depreciation of onshore buildings, plant and equipment assets is calculated using the straight line method of depreciation. The estimated useful lives to the entity will vary for each asset depending on projected average rate

1. Statement of Accounting Policies (continued)

of usage, degree of technical obsolescence, expected commercial life and the period of time during which the right or entitlement to the asset exists. The depreciation rates are reviewed and reassessed periodically in light of technical and economic developments.

The useful lives for each class of onshore asset will vary depending on their individual technical and economic characteristics but will generally fall within the following ranges:

- Plant and equipment
  - Computer equipment 3 - 5 years
  - Motor vehicles 4 - 7 years
  - Furniture and fittings 10 - 20 years
  - Pipelines 10 - 30 years
  - Plant and facilities 10 - 50 years
- Buildings 20 - 50 years

Depreciation of offshore plant and equipment is calculated using a unit of production method which will proportionately depreciate the assets over the life of the Proven plus Probable ("2P") reserves on a field by field basis.

Depletion charges are calculated using a unit of production method which will amortise, over the life of the 2P reserves, exploration and development expenditure together with future costs necessary to develop the reserves in the respective areas of interest.

Depletion is not charged on costs carried forward in respect of areas of interest in the development stage until production commences.

(r) Restoration

Provisions are made for environmental restoration of areas of interest where gas and petroleum production is undertaken. Such provisions recognise the estimated future restoration obligations incrementally over the life of the reserves on a unit of production basis. The estimated future obligations include removing of facilities, abandoning of wells and restoring the affected areas. Estimates for the future restoration obligations are reviewed and reassessed regularly, based on current legal requirements and technology and are measured in current dollars on an undiscounted basis. Adjustments to the provisions are made on a prospective basis.

(s) Employee benefits

The provisions for employee benefits for wages, salaries and annual leave expected to be settled within twelve months of the balance date represent present obligations resulting from employees services provided to balance date, calculated at undiscounted amounts based on remuneration wage and salary rates that the Santos Group expects to pay as at balance date including related on-costs.

Long service leave is provided in respect of all employees, based on the present value of the estimated future cash outflow to be made resulting from employees' services up to balance date. The provision is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates, and is discounted using the rates attached to the Commonwealth Government bonds at balance date which most closely match the terms of maturity of the related liabilities.

The Company and several controlled entities contribute to a number of defined benefit and cash accumulation superannuation plans. Contributions are recognised as an expense as they are made.

(t) Employee share ownership plans

The Company operates a number of share ownership plans.

Shares issued under the Santos Executive Share Plan, Santos Executive Share Option Plan and the Santos Employee Share Purchase Plan are recorded as contributed equity at the fair value of the consideration received, if any.

The value of the shares issued to eligible employees under the Santos Employee Share Acquisition Plan is expensed over a three year period.

(u) Income tax

Tax effect accounting is applied whereby the income tax charged in the statements of financial performance is matched with the accounting profit after allowing for permanent differences. Income tax on timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the statements of financial position as a deferred tax asset or deferred tax liability. Future income tax benefits relating to entities which incur losses are brought to account where realisation of the benefits is considered to be virtually certain.

Santos Ltd is the head entity in the tax-consolidated group comprising all the Australian resident wholly-owned controlled entities set out in note 22. The implementation date for the tax-consolidated group was 1 January 2003.

The head entity recognises all of the current and deferred tax assets and liabilities of the tax-consolidated group.

The tax-consolidated group has entered into a tax funding agreement that requires wholly-owned subsidiaries to make contributions to the head entity for tax liabilities and deferred tax balances arising from external transactions occurring after implementation of tax consolidation. The contributions are calculated as a percentage of profit from ordinary activities before income tax expense. Contributions are payable following payment of the liabilities by Santos Ltd. The assets and liabilities arising under the tax funding agreement are recognised as intercompany assets and liabilities with a consequential adjustment to income tax expense or revenue.

The tax-consolidated group has also entered into a tax sharing agreement pursuant to which the wholly-owned controlled entities may be required to contribute to the tax liabilities of Santos Ltd in the event of default by Santos Ltd or upon leaving the group.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2004

	Consolidated		Santos Ltd	
	2004	2003	2004	2003
2. Revenue from Ordinary Activities	$million	$million	$million	$million
Product sales:				
Gas and ethane	**680.1**	720.8	**294.6**	306.1
Crude oil	**501.8**	477.7	**198.5**	175.7
Condensate and naphtha	**228.5**	150.0	**44.2**	63.8
Liquefied petroleum gas	**90.5**	116.5	**31.5**	70.7
	1,500.9	1,465.0	**568.8**	616.3
Other:				
Overriding royalties	**14.3**	13.3	**18.7**	18.4
Equipment rentals, pipeline tariffs and other	**19.0**	7.6	**6.6**	3.9
Interest revenue:				
Controlled entities	**–**	–	**42.8**	35.5
Other entities	**3.5**	2.5	**2.3**	1.4
Dividends from other entities	**–**	0.4	**–**	0.4
Dividends from controlled entities	**–**	–	**251.7**	–
Insurance recovery	**116.6**	–	**73.8**	–
Proceeds from sale of non-current assets	**98.9**	108.0	**462.1**	62.7
Proceeds from sale of controlled entities	**–**	22.6	**–**	3.9
	252.3	154.4	**858.0**	126.2

3. Expenses from Ordinary Activities

Cost of sales:				
Production costs	**308.5**	263.6	**113.8**	95.2
Pipeline tariffs and tolls	**32.6**	33.3	**7.4**	3.2
Royalty, excise and PRRT	**154.0**	131.4	**73.1**	41.6
Depreciation, depletion and amortisation	**536.4**	528.8	**209.2**	194.7
Third party gas purchases	**14.9**	5.4	**12.2**	12.4
	1,046.4	962.5	**415.7**	347.1
Decrease/(increase) in product stock	**3.4**	11.9	**(1.2)**	9.5
	1,049.8	974.4	**414.5**	356.6
Other:				
Selling, general and administrative expenses:				
Operating expenses	**57.1**	41.6	**50.3**	34.1
Depreciation and amortisation	**3.3**	2.8	**1.7**	1.1
Write-down of investment in controlled entities	**–**	–	**–**	40.8
Write-down of investment in listed shares	**–**	4.4	**–**	4.4
	60.4	48.8	**52.0**	80.4
Book value of non-current assets sold	**46.5**	52.9	**164.4**	16.9
Book value of controlled entities sold	**–**	18.1	**–**	4.9
Write-down of exploration and development expenditure	**22.1**	59.7	**4.6**	6.1
	129.0	179.5	**221.0**	108.3

4. Borrowing Costs

Interest expense:				
Controlled entities	**–**	–	**90.7**	83.6
Other entities	**65.7**	57.2	**0.4**	0.4
Less interest capitalised	**(32.1)**	(22.6)	**–**	–
	33.6	34.6	**91.1**	84.0

5. Profit from Ordinary Activities	Consolidated 2004 $million	Consolidated 2003 $million	Santos Ltd 2004 $million	Santos Ltd 2003 $million
(a) Profit from ordinary activities before tax includes the following items				
Depreciation, depletion and amortisation:				
Depletion of exploration and development expenditure	**344.3**	333.8	**116.5**	119.7
Depreciation of plant and equipment	**169.1**	168.7	**85.8**	69.1
Depreciation of buildings	**2.0**	3.3	**1.0**	1.8
Future restoration costs	**19.8**	16.8	**7.6**	5.2
Amortisation of goodwill	**4.5**	9.0	**-**	-
	539.7	531.6	**210.9**	195.8
Charges to provisions:				
Doubtful debts	**(0.6)**	0.2	**(0.2)**	0.1
Stock obsolescence	**6.4**	1.0	**3.1**	0.2
Employee entitlements and non-executive Directors' retirement benefits	**(0.3)**	6.7	**(0.3)**	6.2
Operating lease rentals	**42.2**	45.6	**21.4**	22.5
Profit on disposal of non-current assets	**(52.4)**	(55.1)	**(297.7)**	(45.8)
(Profit)/loss on disposal of controlled entities	**-**	(4.5)	**-**	1.0
(b) Individually significant expenses/(gains) included in profit from ordinary activities before income tax				
Insurance recovery	**(116.6)**	-	**(73.8)**	-
Costs associated with Moomba liquids recovery plant fire included in cost of sales	**17.5**	-	**11.9**	-
Profit on sale of oil and gas assets	**(43.9)**	-	**(298.4)**	-
Write-down of exploration and development expenditure	**22.1**	59.7	**4.6**	6.1
Organisation restructure costs included in selling, general and administrative expenses	**21.6**	-	**21.6**	-
Accelerated depreciation – Heytesbury plant	**-**	20.2	**-**	-
Profit on sale of investment in listed shares	**-**	(45.8)	**-**	(45.8)

6. Taxation

Income tax attributable to profit from ordinary activities				
The prima facie income tax attributable to profit from ordinary activities differs from income tax expense and is calculated as follows:				
Prima facie income tax at 30% (2003: 30%)	**162.2**	129.3	**210.1**	58.1
Tax effect of permanent and other differences which increase/(decrease) income tax expense:				
Non-deductible depletion, depreciation and amortisation	**17.9**	18.9	**2.4**	2.5
Write-down of investment in controlled entities	**-**	-	**-**	12.2
Other	**0.8**	10.7	**6.2**	(14.5)
Impact of the tax consolidation system				
Income tax expense allocated to wholly-owned controlled entities under tax funding agreement	**-**	-	**(64.0)**	(131.1)
Income tax expense relating to transactions, events and balances of wholly-owned controlled entities in the tax-consolidated group	**-**	-	**60.5**	138.5
Transactions within the tax-consolidated group:				
Dividends from controlled entities	**-**	-	**(75.5)**	-
Non-deductible interest	**-**	-	**14.2**	-
Profit on sale of oil and gas assets	**-**	-	**(76.8)**	-
Tax benefit arising from reduced deferred tax balances upon entering into Australian tax consolidation regime	**(20.0)**	(55.0)	**(20.0)**	(55.0)
	160.9	103.9	**57.1**	10.7
Income tax comprises amounts set aside to:				
Provision for current income tax	**143.1**	144.7	**120.9**	126.1
Deferred tax liability	**24.6**	(16.5)	**0.2**	15.7
Deferred tax asset	**(1.6)**	12.8	**-**	-
Foreign currency translation reserve	**(5.2)**	(37.1)	**-**	-
Tax related receivable from wholly-owned controlled entities	**-**	-	**(64.0)**	(131.1)
	160.9	103.9	**57.1**	10.7

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2004

7. Receivables	Consolidated 2004 $million	Consolidated 2003 $million	Santos Ltd 2004 $million	Santos Ltd 2003 $million
Trade debtors	**181.5**	144.3	**72.8**	88.1
Sundry debtors	**228.2**	29.1	**131.1**	12.6
Less provision for doubtful debts	**(0.6)**	(1.7)	**(0.5)**	(0.7)
Amounts owing by controlled entities:				
Non-interest-bearing	**–**	–	**455.2**	359.1
Interest-bearing	**–**	–	**990.0**	636.4
Tax related balances owing by controlled entities	**–**	–	**269.1**	314.8
	409.1	171.7	**1,917.7**	1,410.3

The interest-bearing amounts owing by controlled entities are for loans made in the ordinary course of business on normal market terms and conditions for an indefinite period.

8. Inventories				
Petroleum products	**82.4**	73.7	**44.8**	35.9
Drilling and maintenance stocks	**44.4**	45.9	**16.1**	18.9
Less provision for obsolescence	**(9.5)**	(7.2)	**(2.1)**	(1.6)
	117.3	112.4	**58.8**	53.2

9. Other Assets				
Current				
Prepayments	**18.3**	14.3	**7.7**	7.4
Deferred loss on commodity hedges	**3.2**	–	**2.3**	–
	21.5	14.3	**10.0**	7.4
Non-current				
Other	**2.9**	1.1	**–**	–

10. Exploration and Development Expenditure				
At cost	**6,175.3**	5,613.1	**1,950.7**	1,859.4
Less accumulated depletion	**(2,965.0)**	(2,667.8)	**(1,044.9)**	(955.8)
	3,210.3	2,945.3	**905.8**	903.6
Movements during the year				
Areas in which production has commenced				
Cost at the beginning of the year	**5,190.6**	5,108.8	**1,752.4**	1,624.3
Expenditure incurred during the year	**399.2**	277.5	**161.7**	92.6
Acquisitions	**146.0**	19.5	**–**	1.6
Disposals	**(53.1)**	(16.0)	**(99.8)**	–
Foreign currency translation	**(34.2)**	(231.6)	**–**	–
Expenditure transferred from areas in the exploration and development stage	**107.2**	36.3	**38.8**	33.9
Expenditure transferred from plant and equipment	**60.7**	–	**17.6**	–
Expenditure written off during the year	**(16.3)**	(3.9)	**–**	–
Cost at the end of the year	**5,800.1**	5,190.6	**1,870.7**	1,752.4
Less accumulated depletion	**(2,965.0)**	(2,667.8)	**(1,044.9)**	(955.8)
	2,835.1	2,522.8	**825.8**	796.6
Areas in the exploration and development stage				
Cost at the beginning of the year	**422.5**	424.2	**107.0**	118.0
Expenditure incurred during the year	**66.1**	109.6	**16.4**	29.0
Acquisitions	**–**	0.4	**–**	–
Disposals	**–**	(17.7)	**–**	–
Foreign currency translation	**(0.4)**	(1.9)	**–**	–
Expenditure transferred to areas where production has commenced	**(107.2)**	(36.3)	**(38.8)**	(33.9)
Expenditure written off during the year	**(5.8)**	(55.8)	**(4.6)**	(6.1)
Cost at the end of the year	**375.2**	422.5	**80.0**	107.0
Total exploration and development expenditure	**3,210.3**	2,945.3	**905.8**	903.6

11. Land and Buildings, Plant and Equipment	Consolidated 2004 $million	Consolidated 2003 $million	Santos Ltd 2004 $million	Santos Ltd 2003 $million
Land and buildings				
At cost	**97.2**	94.7	**55.5**	52.3
Less accumulated depreciation	**(49.7)**	(47.7)	**(34.0)**	(33.0)
	47.5	47.0	**21.5**	19.3
Plant and equipment				
At cost	**3,938.1**	3,576.1	**1,711.7**	1,642.1
Less accumulated depreciation	**(1,926.9)**	(1,782.3)	**(1,067.8)**	(988.3)
	2,011.2	1,793.8	**643.9**	653.8
Total land and buildings, plant and equipment	**2,058.7**	1,840.8	**665.4**	673.1
Movements during the year				
Land and buildings				
Balance at the beginning of the year	**47.0**	45.2	**19.3**	18.5
Additions	**2.5**	5.1	**3.2**	2.6
Depreciation expense	**(2.0)**	(3.3)	**(1.0)**	(1.8)
Balance at the end of the year	**47.5**	47.0	**21.5**	19.3
Plant and equipment				
Balance at the beginning of the year	**1,793.8**	1,627.5	**653.8**	621.0
Additions	**461.7**	358.1	**188.0**	102.2
Acquisitions	**12.6**	13.5	**-**	-
Disposals	**(26.6)**	(32.2)	**(94.5)**	(0.3)
Depreciation expense	**(169.1)**	(168.7)	**(85.8)**	(69.1)
Foreign currency translation	**(0.5)**	(4.4)	**-**	-
Expenditure transferred to exploration and development	**(60.7)**	-	**(17.6)**	-
Balance at the end of the year	**2,011.2**	1,793.8	**643.9**	653.8

12. Other Financial Assets

	Consolidated 2004 $million	Consolidated 2003 $million	Santos Ltd 2004 $million	Santos Ltd 2003 $million
Investments in controlled entities	**-**	-	**2,530.2**	2,284.9
Investments in other entities:				
Listed shares at cost	**1.2**	1.2	**0.5**	0.5
Listed shares at recoverable amount	**-**	10.5	**-**	10.5
	1.2	11.7	**2,530.7**	2,295.9
Market value of investments in listed shares	**2.7**	16.2	**0.5**	11.7

13. Intangibles

	Consolidated 2004 $million	Consolidated 2003 $million	Santos Ltd 2004 $million	Santos Ltd 2003 $million
Goodwill, at cost	**160.2**	160.2	**-**	-
Less accumulated amortisation	**(156.2)**	(151.7)	**-**	-
	4.0	8.5	**-**	-

14. Payables

	Consolidated 2004 $million	Consolidated 2003 $million	Santos Ltd 2004 $million	Santos Ltd 2003 $million
Trade creditors	**278.9**	242.6	**109.5**	95.3
Sundry creditors and accruals	**92.7**	48.7	**28.4**	18.4
Amounts owing to controlled entities	**-**	-	**298.4**	541.3
	371.6	291.3	**436.3**	655.0

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2004

15. Interest-Bearing Liabilities	Consolidated 2004 $million	Consolidated 2003 $million	Santos Ltd 2004 $million	Santos Ltd 2003 $million
Current				
Amounts owing to controlled entities	–	–	**1,685.4**	1,411.7
Long-term notes	**43.7**	45.4	–	–
Bank loans	**5.2**	–	–	–
Other	**1.0**	–	**1.0**	–
	49.9	45.4	**1,686.4**	1,411.7

The interest-bearing amounts owing to controlled entities are for loans made in the ordinary course of business on normal market terms and conditions for an indefinite period.

	Consolidated 2004 $million	Consolidated 2003 $million	Santos Ltd 2004 $million	Santos Ltd 2003 $million
Non-current				
Bank loans	**222.7**	–	–	–
Commercial paper	**209.0**	110.0	–	–
Medium-term notes	**20.0**	20.0	–	–
Long-term notes	**757.8**	833.3	–	–
	1,209.5	963.3	–	–

Details of major credit facilities

(a) Bank loans

The Santos Group has access to the following committed revolving facilities:

Revolving facilities at 31 December 2004

Year of maturity	Currency	Amount A$million
2005	Multi-currency	**75.0**
2006	Multi-currency	**125.0**
2008	Multi-currency	**300.0**
2009	Multi-currency	**200.0**
		700.0

Revolving bank loans bear interest at the relevant interbank reference rate plus 0.25% to 0.43%. The amount drawn at 31 December 2004 is $nil (2003: $nil).

Term facilities at 31 December 2004

Year of maturity	Currency	Amount A$million	Amount Drawn at 31 December 2004 A$million
2005	USD	**5.2**	**5.2**
2006	USD	**10.5**	**10.5**
2007	USD	**20.6**	**18.6**
2008	USD	**19.7**	**18.1**
2009	USD	**24.5**	**22.3**
2010	USD	**25.4**	**23.0**
2011	USD	**26.3**	**23.8**
2012	USD	**22.6**	**20.0**
2013	USD	**19.0**	**16.2**
2014	USD	**20.0**	**17.0**
2015	USD	**20.4**	**17.3**
2016	USD	**20.8**	**17.5**
2017	USD	**21.9**	**18.4**
		256.9	**227.9**

Drawdowns under the term loans are dependent upon expenditure for specific projects.

Term loans bear interest at the relevant interbank reference rate plus a margin of up to 0.75%. The amount drawn at 31 December 2004 is US$177.5 million (A$227.9 million) at a weighted average annual effective interest rate of 2.70%.

(b) Commercial paper

The Santos Group has an A$800.0 million (2003: A$800.0 million) Australian commercial paper program supported by the revolving facilities referred to in (a) above. At 31 December 2004, A$209.0 million (2003: A$110.0 million) of commercial paper is on issue and the weighted average annual effective interest rate is 5.61% (2003: 5.50%).

15. Interest-Bearing Liabilities (continued)

(c) Medium-term notes

The Santos Group has a A$500.0 million (2003: A$500.0 million) Australian medium-term note program. At 31 December 2004, A$20.0 million (2003: A$20.0 million) of medium-term notes have been issued at fixed rate and swapped into floating rates of interest of 6.25% (2003: 6.20%), maturing in 2008.

(d) Long-term notes

US$170.0 million of long-term notes were issued to institutional investors in 1993 at an annual effective interest rate of 6.95% and are repayable in five annual US dollar instalments which commenced in December 2001. As at 31 December 2004, US$34.0 million (A$43.7 million) remains outstanding (2003: US$68.0 million equivalent to A$90.8 million). A further US$290.0 million (A$372.5 million) (2003: US$290.0 million equivalent to A$387.3 million) of long-term notes were issued to institutional investors in 2000 at an annual effective interest rate of 8.37% and are repayable at varying maturity dates between 2007 and 2015. In addition US$300.0 million (A$385.3 million) (2003: US$300.0 million equivalent to A$400.6 million) of long-term notes were issued to institutional investors in 2002 at an annual effective interest rate of 6.11% and are repayable at varying maturity dates between 2009 and 2022.

The Santos Group has entered into interest rate swap contracts to manage the exposure to interest rates. This has resulted in a weighted average interest rate on interest-bearing liabilities of 5.50% as at 31 December 2004 (2003: 4.72%). All facilities are unsecured and arranged through a controlled entity, Santos Finance Ltd, and are guaranteed by Santos Ltd.

	Consolidated		Santos Ltd	
16. Provisions	**2004 $million**	2003 $million	**2004 $million**	2003 $million
Current				
Employee benefits	**48.7**	47.7	**47.6**	46.3
Future restoration costs	**3.9**	7.6	**0.9**	1.2
Non-executive Directors' retirement benefits	**0.2**	–	**0.2**	–
	52.8	55.3	**48.7**	47.5
Non-current				
Future restoration costs	**129.4**	113.7	**43.8**	36.0
Non-executive Directors' retirement benefits	**2.2**	2.3	**2.2**	2.3
	131.6	116.0	**46.0**	38.3
Reconciliations of the carrying amount of the non-executive Directors' retirement benefits are set out below:				
Current				
Carrying amount at beginning of the year	**–**	0.6	**–**	0.6
Transfer from/(to) non-current provision	**0.2**	(0.3)	**0.2**	(0.3)
Payments made during the year	**–**	(0.3)	**–**	(0.3)
Carrying amount at end of the year	**0.2**	–	**0.2**	–
Non-current				
Carrying amount at beginning of the year	**2.3**	1.7	**2.3**	1.7
Provision made during the year	**0.1**	0.3	**0.1**	0.3
Transfer from/(to) current provision	**(0.2)**	0.3	**(0.2)**	0.3
Carrying amount at end of the year	**2.2**	2.3	**2.2**	2.3

17. Other Liabilities

Current				
Deferred foreign currency fluctuations on borrowings	**3.5**	10.6	**–**	–
Accrued fluctuations on foreign currency swaps	**11.2**	–	**–**	–
	14.7	10.6	**–**	–
Non-current				
Deferred foreign currency fluctuations on borrowings	**33.9**	55.7	**–**	–

The deferred foreign currency fluctuations on US dollar borrowings designated as hedges reflect the deferred gains arising from the movement of the Australian dollar against the US dollar from the inception of the drawdown of the borrowings to balance date.

18. Contributed Equity	Consolidated 2004 $million	Consolidated 2003 $million	Santos Ltd 2004 $million	Santos Ltd 2003 $million
Share capital				
585,520,675 (2003: 584,475,013) ordinary shares, fully paid	**1,557.2**	1,550.8	**1,557.2**	1,550.8
181,000 (2003: 231,000) ordinary shares, paid to one cent	**-**	-	**-**	-
Nil (2003: 3,500,000) reset convertible preference shares	**-**	342.3	**-**	342.3
6,000,000 (2003: nil) redeemable convertible preference shares	**581.8**	-	**581.8**	-
	2,139.0	1,893.1	**2,139.0**	1,893.1

Movement in fully paid ordinary shares

	Note	2004 Number of shares	2003 Number of shares	2004 $million	2003 $million
Balance at the beginning of the year		**584,475,013**	582,782,293	**1,550.8**	1,542.5
Santos Executive Share Plan	(a)	**50,000**	35,750	**0.1**	0.1
Santos Employee Share Acquisition Plan	(b)	**157,014**	254,106	**1.3**	1.5
Santos Employee Share Purchase Plan	(c)	**123,648**	152,864	**0.9**	1.0
Shares issued on exercise of options	(d)	**715,000**	1,250,000	**4.1**	5.7
Balance at the end of the year		**585,520,675**	584,475,013	**1,557.2**	1,550.8
Movement in reset convertible preference shares					
Balance at the beginning of the year		**3,500,000**	3,500,000	**342.3**	342.3
Transfer to redeemable convertible preference shares		**-**	-	**7.7**	-
Shares redeemed	(f)	**(3,500,000)**	-	**(350.0)**	-
Balance at the end of the year		**-**	3,500,000	**-**	342.3
Movement in redeemable convertible preference shares					
Balance at the beginning of the year		**-**	-	**-**	-
Shares issued	(g)	**6,000,000**	-	**600.0**	-
Share issue cost		**-**	-	**(10.5)**	-
Transfer from reset convertible preference shares		**-**	-	**(7.7)**	-
Balance at the end of the year		**6,000,000**	-	**581.8**	-

The market price of the Company's ordinary shares on 31 December 2004 was $8.48 (2003: $6.87).

(a) Santos Executive Share Plan

The Santos Executive Share Plan was approved by shareholders at a general meeting held on 22 December 1987.

Under the terms of the Plan, shares were initially issued as partly paid shares, paid to one cent. While partly paid, the Plan Shares are not transferable, carry no voting right and no entitlement to dividend but are entitled to participate in any bonus or rights issue.

Shares were issued principally on: 22 December 1987; 7 February and 5 December 1989; and 24 December 1990. In 1997 the Board determined that the Plan be discontinued and, accordingly, there has been no further issues of shares under the Plan.

At the beginning of the financial year there were 231,000 Plan Shares on issue. During the financial year 50,000 Plan Shares were fully paid and aggregate proceeds of $138,200 received by the Company. As at 31 December 2004 there were 181,000 Plan Shares outstanding.

(b) Santos Employee Share Acquisition Plan

The Santos Employee Share Acquisition Plan was approved by shareholders at the Annual General Meeting on 15 May 1997 and its continuation, with amendment, approved at the Annual General Meeting on 5 May 2000.

Broadly, permanent eligible employees with at least a minimum period of service determined by Directors as at the offer date (one year of completed service for issues so far) are entitled to acquire shares under this Plan. Executives participating in the Santos Executive Share Option Plan (refer note 18(d)) or in the Executive Long Term Incentive Plan in 2004, casual employees and Directors of the Company are excluded from participating in this Plan. Employees are not eligible to participate under the Plan while they are resident overseas unless the Board decides otherwise.

The Plan provides for grants of fully paid ordinary shares in the capital of the Company up to a value determined by the Board which, to date, has been $1,000 per annum per eligible employee. A trustee is funded by the Santos Group to acquire shares directly from the Company or on market. The shares are then held by the trustee on behalf of eligible employees who have made applications under the Plan.

The employee's ownership of shares allocated under the Plan, and his or her right to deal with them, are subject to restrictions until the earlier of the expiration of the restriction period determined by the Board (being three years) and the time when he or she ceases to be an employee. Participants are entitled to instruct the trustee as to the exercise of voting rights, receive dividends and participate in bonus and rights issues during the restriction period. Shares are granted to eligible employees at no cost to the employee.

18. Contributed Equity (continued)

(b) Santos Employee Share Acquisition Plan (continued)

Summary of share movements in the Plan during 2004 (and comparative 2003 information):

Grant dates	Opening balance Number	Granted during the year Number of shares	Granted during the year Fair value per share $	Distributions during the year Number	Distributions during the year Fair value aggregate $	Closing balance Number	Closing balance Fair value aggregate $
2004							
24 August 2001	**177,908**	**-**	**-**	**177,908**	**1,180,728**	**-**	**-**
2 September 2002	**195,624**	**-**	**-**	**32,760**	**227,623**	**162,864**	**1,381,087**
2 September 2003	**242,991**	**-**	**-**	**42,237**	**294,081**	**200,754**	**1,702,394**
22 November 2004	**-**	**157,014**	**8.14**	**244**	**2,089**	**156,770**	**1,329,410**
	616,523	**157,014**		**253,149**	**1,704,521**	**520,388**	**4,412,891**
2003							
25 August 2000	192,950	-	-	192,950	1,163,949	-	-
24 August 2001	196,552	-	-	18,644	111,036	177,908	1,222,228
2 September 2002	216,840	-	-	21,216	126,185	195,624	1,343,937
2 September 2003	-	254,106	5.84	11,115	67,943	242,991	1,669,348
	606,342	254,106		243,925	1,469,113	616,523	4,235,513

Shares are allocated at a price equal to the weighted average sale price of the Company's ordinary shares on the Australian Stock Exchange during the one week period up to and including the Grant Date. This is shown as fair value per share for shares granted during the year. The fair value of shares distributed from the trust during the year and remaining in the trust at the end of the financial year is the market price of shares of the Company on the Australian Stock Exchange as at close of trading on the respective dates.

Distributions during the year occurred at various dates throughout the year and therefore have not been separately listed.

The amounts recognised in the financial statements of the Santos Group and the Company in relation to the Santos Employee Share Acquisition Plan during the year were:

	Consolidated **2004** $million	Consolidated 2003 $million	Santos Ltd **2004** $million	Santos Ltd 2003 $million
Employee expenses	**1.2**	1.4	**1.2**	1.4
Issued ordinary share capital	**1.3**	1.5	**1.3**	1.5

At 31 December 2004, the total number of shares acquired under the Plan since its commencement was 1,874,287.

(c) Santos Employee Share Purchase Plan

The Santos Employee Share Purchase Plan was approved by shareholders at the Annual General Meeting on 15 May 1997 and its continuation, with amendment, approved at the Annual General Meeting on 5 May 2000.

General Employee Participation

The Plan is open to all employees (other than a casual employee or Director of the Company) determined by the Board who are continuing employees at the date of the offer. However, employees who are not resident in Australia at the time of an offer under the Plan and those who have participated in the Executive Long Term Incentive Plan during the year will not be eligible to participate in that offer unless the Board otherwise decides.

Under the Plan, eligible employees may be offered the opportunity to subscribe for or acquire fully paid ordinary shares in the capital of the Company at a discount to markeet price, subject to restrictions, including on disposal, determined by the Board (which has been a period of one year for issues so far). The subscription or acquisition price is Market Value (being the weighted average sale price of the Company's ordinary shares on the Australian Stock Exchange during the one week period up to and including the offer date) less any discount determined by the Board (5% for issues so far). Under the Plan, at the discretion of the Board, financial assistance may be provided to employees to subscribe for and acquire shares under the Plan. The 5% discount constitutes financial assistance for these purposes. Participants are entitled to vote, receive dividends and participate in bonus and rights issues while the shares are restricted.

On 26 November 2004, the Company issued 32,400 ordinary shares to 49 eligible employees at a subscription price of $8.14 per share under the Plan. The total market value of those shares on the issue date was $287,064 and the total amount received from employees for those shares was $249,480.

18. Contributed Equity (continued)

(c) Santos Employee Share Purchase Plan (continued)

Senior Executive Long Term Incentive

In addition, during the year, selected senior executives of the Company were invited to apply for shares pursuant to the terms of the Santos Employee Share Purchase Plan as part of the Company's long term incentive arrangements (and on different terms from the general employee participation described above). On 27 January 2004 and 1 July 2004, 3,397 and 87,851 (2003: 129,664) shares respectively were allotted to a trustee to hold for senior executives.

The shares allocated pursuant to the Plan were allotted to a trustee at no cost to participants, to be held on their behalf. The allocation price is Market Value (as defined above) and the trustee was funded by the Company to subscribe for the shares.

In general the shares are restricted for a period of one year from the date of allotment. If an executive allotted such shares ceased employment during this period, the Board in its discretion may determine that a lesser restriction on transfer and dealing applies, having regard to the circumstances of the cessation. The shares can remain on trust for up to four years, during which time the shares are subject to forfeiture if participants act fraudulently or dishonestly or in breach of their obligations to any Group Company. Participants are entitled to instruct the trustee as to the exercise of voting rights, receive dividends and participate in bonus and rights issues while the shares are restricted.

The fair value of the 3,397 and 87,851 shares allotted on 27 January 2004 and 1 July 2004 respectively to a trustee to hold for senior executives was $773,783 at the end of the financial year, being the market price of the ordinary shares of the Company on the Australian Stock Exchange as at close of trading on that date.

Summary of share movements in the Plan:

	Opening balance	Granted during the year		Restriction ceased during the year		Closing balance
Grant dates	Number	Number of shares	Fair value per share $	Number	Date	Number
2004						
7 March 2003	**7,800**	**–**	**–**	**7,800**	**7 March 2004**	**–**
8 September 2003	**15,400**	**–**	**–**	**15,400**	**8 September 2004**	**–**
22 December 2003	**129,664**	**–**	**–**	**3,818**	**3 May 2004**	**–**
				3,548	**1 June 2004**	**–**
				7,273	**8 June 2004**	**–**
				7,331	**2 July 2004**	**–**
				4,364	**19 July 2004**	**–**
				103,330	**22 December 2004**	**–**
27 January 2004	**–**	**3,397**	**6.38**	**–**	**–**	**3,397**
1 July 2004	**–**	**87,851**	**6.95**	**–**	**–**	**87,851**
26 November 2004	**–**	**32,400**	**7.70**	**–**	**–**	**32,400**
	152,864	**123,648**		**152,864**		**123,648**
2003						
7 March 2002	17,200	–	–	17,200	7 March 2003	–
2 September 2002	40,600	–	–	40,600	2 September 2003	–
7 March 2003	–	7,800	5.61	–	–	7,800
8 September 2003	–	15,400	5.77	–	–	15,400
22 December 2003	–	129,664	6.38	–	–	129,664
	57,800	152,864		57,800		152,864

The fair value per share for shares granted during the year and the consideration received by the Company per share is Market Value (as defined above) less, in the case of General Employee Participation, the discount of 5% referred to above.

The amounts recognised in the financial statements of the Santos Group and the Company in relation to the Santos Employee Share Purchase Plan during the year were:

	Consolidated		Santos Ltd	
	2004 $million	2003 $million	**2004 $million**	2003 $million
Issued ordinary share capital	**0.9**	1.0	**0.9**	1.0

At 31 December 2004, the total number of shares acquired under the Plan since its commencement was 930,112.

18. Contributed Equity (continued)

(d) Santos Executive Share Option Plan

The Santos Executive Share Option Plan was approved by shareholders at the Annual General Meeting on 15 May 1997 and its continuation, with amendment, approved at the Annual General Meeting on 5 May 2000.

The Plan provides for the grant of options to subscribe for or purchase ordinary shares in the capital of the Company to eligible executives selected by the Board. Participation will be limited to those executives who, in the opinion of the Board, are able to significantly influence the generation of shareholder wealth. Directors envisage the Plan applying to up to 50 executives.

Each option is a right to acquire one share, subject to adjustment in accordance with the Rules of the Plan. The options entitle the holder to participate in any bonus issue conducted by the Company, upon exercise of the options. The exercise price of each option will be adjusted in the event of a rights issue.

There are no voting or dividend rights attached to the options. There are no voting rights attached to the unissued ordinary shares. Voting rights will be attached to the unissued ordinary shares when the options have been exercised.

The exercise price of the options and other conditions, including any performance hurdles, will be determined by the Board. No consideration is provided by Executives for the options. The Plan provides for options with a life of up to ten years.

The ability to exercise the options is generally conditional on the Company achieving a prescribed performance hurdle or exercise condition. To reach the performance hurdle, the Company's Total Shareholder Return (broadly, growth in share price plus dividends reinvested) ("TSR Growth") over a minimum three-year period must equal or exceed 10% per annum calculated on a compound basis. If Total Shareholder Return does not reach the performance hurdle at the end of those respective periods, the options may nevertheless be exercisable if the hurdle is subsequently reached within the remaining life of the options. In assessing the performance against the hurdle, the Board may apply on a consistent basis an averaging method over a period of three months to allow for short-term volatility.

The fair value of shares issued as a result of exercising the options during the reporting period at their issue date is the market price of shares of the Company on the Australian Stock Exchange as at close of trading.

During the financial year, the Company granted 330,148 options over unissued shares as set out below. The ability to exercise 200,000 of these options is generally conditional on the Company achieving the performance hurdle described above and the balance are subject to the forfeiture provision described in the Senior Executive Long Term Incentive section of the Santos Executive Share Purchase Plan described above.

The amounts recognised in the financial statements of the Santos Group and the Company in relation to executive share options exercised during the financial year were:

	Consolidated		**Santos Ltd**	
	2004 $million	2003 $million	**2004 $million**	2003 $million
Issued ordinary share capital	**4.1**	5.7	**4.1**	5.7

18. Contributed Equity (continued)

(d) Santos Executive Share Option Plan (continued)

Summary of options over unissued ordinary shares
Consolidated and the Company

2004

Grant date	Date first exercisable	Expiry date	Exercise price per share $	Number of options at beginning of the year	Options granted	Options lapsed	Options exercised	Number of options at end of the year: On issue	Number of options at end of the year: Vested	Proceeds received $	Number of shares issued[1]	Fair value aggregate[2] $
15 June 1999	15 June 2002	14 June 2004	5.12	215,000	-	-	215,000	-	-	1,100,800	215,000	1,420,550
18 April 2000	18 April 2003	17 April 2005	3.92	150,000	-	-	100,000	50,000	50,000	392,000	100,000	607,000
26 August 2000	26 August 2003	25 August 2010	5.83	3,000,000	-	-	-	3,000,000	2,000,000	-	-	-
6 June 2001	6 June 2004	5 June 2006	6.69	700,000	-	50,000	100,000	550,000	-	669,000	100,000	735,000
19 October 2001	19 October 2004	18 October 2006	6.52	925,000	-	-	200,000	725,000	725,000	1,304,000	200,000	1,522,000
18 June 2002	18 June 2005	17 June 2007	6.20	700,000	-	50,000	100,000	550,000	-	620,000	100,000	739,000
12 December 2003	22 December 2004	22 December 2007	6.38	208,314	-	-	-	208,314	208,314	-	-	-
12 December 2003	12 December 2006	22 December 2008	6.38	100,000	-	-	-	100,000	-	-	-	-
15 June 2004	15 June 2007	14 June 2009	6.95	-	200,000	-	-	200,000	-	-	-	-
15 June 2004	1 July 2005	1 July 2008	6.95	-	130,148	-	-	130,148	-	-	-	-
				5,998,314	330,148	100,000	715,000	5,513,462	2,983,314	4,085,800	715,000	5,023,550

1 Shares issued on the exercise of options have occurred at varying dates throughout the financial year.
2 The fair value of shares issued as a result of exercising options during the reporting period has been determined using the market price of the Company's ordinary shares on the Australian Stock Exchange as at close of trading on the respective issue dates.

2003

Grant date	Date first exercisable	Expiry date	Exercise price per share $	Number of options at beginning of the year	Options granted	Options lapsed	Options exercised	Number of options at end of the year: On issue	Number of options at end of the year: Vested	Proceeds received $	Number of shares issued[1]	Fair value aggregate[2] $
16 June 1998	16 June 2001	15 June 2003	4.84	280,000	-	-	280,000	-	-	1,355,200	280,000	1,532,500
15 June 1999	15 June 2002	14 June 2004	5.12	685,000	-	-	470,000	215,000	215,000	2,406,400	470,000	2,895,850
18 April 2000	18 April 2003	17 April 2005	3.92	650,000	-	-	500,000	150,000	150,000	1,960,000	500,000	2,920,500
26 August 2000	26 August 2003	25 August 2010	5.83	3,000,000	-	-	-	3,000,000	1,000,000	-	-	-
6 June 2001	6 June 2004	5 June 2006	6.69	700,000	-	-	-	700,000	-	-	-	-
19 October 2001	19 October 2004	18 October 2006	6.52	1,075,000	-	150,000	-	925,000	-	-	-	-
18 June 2002	18 June 2005	17 June 2007	6.20	750,000	-	50,000	-	700,000	-	-	-	-
12 December 2003	22 December 2004	22 December 2007	6.38	-	208,314	-	-	208,314	-	-	-	-
12 December 2003	12 December 2006	22 December 2008	6.38	-	100,000	-	-	100,000	-	-	-	-
				7,140,000	308,314	200,000	1,250,000	5,998,314	1,365,000	5,721,600	1,250,000	7,348,850

1 Shares issued on the exercise of options have occurred at varying dates throughout the 2003 financial year.
2 The fair value of shares issued as a result of exercising options during the 2003 financial year has been determined using the market price of the Company's ordinary shares on the Australian Stock Exchange as at close of trading on the respective issue dates.

18. Contributed Equity (continued)

(e) Maximum number of shares that may be acquired under share and option schemes

The aggregate number of:

(i) shares issued under and for the time being outstanding and subject to the terms of each employee share plan of the Company; and

(ii) unissued shares to which options are granted and for the time being outstanding under any employee or executive share option plan of the Company;

cannot exceed 5% of the issued shares of all classes of the Company.

(f) Reset convertible preference shares redemption and buy-back

On 30 September 2004, through a redemption and buy-back arrangement, the Company cancelled its entire 3,500,000 reset convertible preference shares on issue at that date. 2,865,821 shares were redeemed at face value and reinvested in redeemable convertible preference shares, 489,774 shares were bought back for $105 each and cancelled, and 144,405 shares were redeemed at face value. This redemption and buy-back resulted in an amount of $350,000,000 being debited against the Company's capital account and an amount of $2,448,870 being debited against retained profits representing the $5.00 premium paid over the issue price in the buy-back of the 489,774 reset convertible preference shares.

(g) Redeemable convertible preference shares

On 30 September 2004, the Company issued 6,000,000 redeemable convertible preference shares at $100 each, which resulted in an amount of $600,000,000 being credited to the Company's capital account before deducting the costs of issue.

Under the terms of the redemption and buy-back, those shareholders whose reset convertible preference shares were redeemed at face value and reinvested in redeemable convertible preference shares were entitled to a $5.00 per share special dividend which was paid on 7 October 2004.

Redeemable convertible preference shareholders receive a floating preferential, non-cumulative dividend which incorporates the value of franking credits (i.e. it is on a grossed up basis), set at the Bank Bill Swap Rate for 180 day bills plus a margin. Dividends on redeemable convertible preference shares are in priority to any dividend declared on ordinary class shares. Redeemable convertible preference shareholders are not entitled to vote at any general meetings, except in the following circumstances:

(i) on a proposal:

(1) to reduce the share capital of the Company;

(2) that affects rights attached to the redeemable convertible preference shares;

(3) to wind up the Company; or

(4) for the disposal of the whole of the property, business and undertaking of the Company;

(ii) on a resolution to approve the terms of a buy-back agreement;

(iii) during a period in which a dividend or part of a dividend on the redeemable convertible preference shares is in arrears; or

(iv) during the winding up of the Company.

In the event of the winding up of the Company, redeemable convertible preference shares will rank for repayment of capital behind all creditors of the Company, but ahead of the ordinary class shares.

The redeemable convertible preference shares may, at the sole discretion of the Company, be converted into ordinary class shares and/or exchanged.

(h) Restricted shares

On his appointment as Chief Executive Officer on 13 December 2000, 1,000,000 Restricted Shares were issued to Mr J C Ellice-Flint. The Restricted Shares were issued for nil consideration and are held under a trust structure. The Restricted Shares carry rights to dividends and bonus issues and allow Mr Ellice-Flint to instruct the trustee as to the exercise of voting rights. Legal title in the Restricted Shares will not pass to Mr Ellice-Flint until he has completed five years continuous service with the Group or his employment is earlier terminated by the Company (other than for cause).

19. Foreign Currency Translation Reserve	Consolidated 2004 $million	Consolidated 2003 $million	Santos Ltd 2004 $million	Santos Ltd 2003 $million
Balance at the end of the year	**(9.0)**	(8.8)	**-**	-
Movements during the year				
Balance at the beginning of the year	**(8.8)**	(4.1)	**-**	-
Exchange difference on net investment in foreign operations and related hedges:				
Gross hedges	**17.3**	123.5	**-**	-
Related income tax	**(5.2)**	(37.1)	**-**	-
Overseas net assets	**(12.3)**	(91.1)	**-**	-
Net translation adjustment	**(0.2)**	(4.7)	**-**	-
Balance at the end of the year	**(9.0)**	(8.8)	**-**	-

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, the translation of transactions that hedge the Company's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation.

20. Retained Profits	Consolidated 2004 $million	Consolidated 2003 $million	Santos Ltd 2004 $million	Santos Ltd 2003 $million
Balance at the end of the year	**1,368.3**	1,203.6	**1,299.8**	871.9
Movements during the year				
Balance at the beginning of the year	**1,203.6**	983.2	**871.9**	795.5
Effect of initial adoption of revised AASB 1028 "Employee Benefits"	**-**	(1.9)	**-**	(1.8)
Effect of initial adoption of AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	**-**	93.3	**-**	93.3
Net profit after income tax attributable to the shareholders of Santos Ltd	**379.9**	327.0	**643.1**	182.9
Dividends recognised during the year	**(212.8)**	(198.0)	**(212.8)**	(198.0)
Premium paid on buy-back of reset convertible preference share	**(2.4)**	-	**(2.4)**	-
Balance at the end of the year	**1,368.3**	1,203.6	**1,299.8**	871.9
Dividends provided for and paid by the Company				
Special dividend of $5.00 per redeemable convertible preference share paid on 7 October 2004 on 2,865,821 shares, fully franked	**14.3**	-	**14.3**	-
Preferential, non-cumulative dividend of $3.2940 per reset convertible preference share paid on 31 March 2004, fully franked (2003: $3.2760 per share provided and paid on 31 March 2003, fully franked)	**11.5**	11.5	**11.5**	11.5
Preferential, non-cumulative dividend of $3.2940 per reset convertible preference share paid on 30 September 2004, fully franked (2003: $3.2940 per share paid on 30 September 2003, fully franked)	**11.5**	11.5	**11.5**	11.5
Final 2003 dividend of 15.0 cents per ordinary share paid on 31 March 2004, fully franked (2003: 15.0 cents per share, fully franked)	**87.7**	87.4	**87.7**	87.4
Interim dividend of 15.0 cents per ordinary share paid on 30 September 2004, fully franked (2003: 15.0 cents per share, fully franked)	**87.8**	87.6	**87.8**	87.6
	212.8	198.0	**212.8**	198.0
Subsequent to reporting date				
Since the end of the financial year, the Directors have declared the following dividends payable on 31 March 2005:				
Final 2004 dividend of 18.0 cents per ordinary share, fully franked	**105.4**		**105.4**	
Preferential, non-cumulative floating rate dividend of $2.4497 per redeemable convertible preference share, fully franked	**14.7**		**14.7**	
	120.1		**120.1**	

The financial effect of these dividends has not been brought to account in the consolidated financial statements for the year ended 31 December 2004.

Franking credits	Consolidated 2004	Consolidated 2003	Santos Ltd 2004	Santos Ltd 2003
Balance of franking account credits at 30% available for future distribution, after adjusting for franking credits which will arise from the payment of the current income tax provision at 31 December 2004			**394.7**	358.3

21. Earnings per Share

	Consolidated 2004 $million	2003 $million
Earnings used in the calculation of basic earnings per share reconciles to the net profit after tax in the statement of financial performance as follows:		
Net profit after income tax	**379.9**	327.0
Less special dividend on redeemable convertible preference shares	**(14.3)**	-
Earnings used in the calculation of diluted earnings per share	**365.6**	327.0
Less dividends paid on reset convertible preference shares	**(23.0)**	(23.0)
Earnings used in the calculation of basic earnings per share	**342.6**	304.0

	2004 Number of shares	2003 Number of shares
The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:		
Basic earnings per share	**584,924,130**	583,432,623
Partly paid shares	**100,722**	112,876
Executive share options	**755,897**	164,841
Reset convertible preference shares	**39,367,128**	50,946,143
Diluted earnings per share	**625,147,877**	634,656,483

Partly paid shares outstanding issued under the Santos Executive Share Plan; options outstanding issued under the Santos Executive Share Option Plan; and reset convertible preference shares have been classified as potential ordinary shares and included in the calculation of diluted earnings per share. The number of shares included in the calculation are those assumed to be issued for no consideration, being the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price.

During the year, 715,000 (2003: 1,250,000) options and 50,000 (2003: 35,750) partly paid shares were converted to ordinary shares.

6,000,000 redeemable convertible preference shares were not dilutive and were excluded from the calculation of diluted earnings per share.

22. Investments in Controlled Entities

Name	Place of incorporation
Santos Ltd (Parent Entity)	SA
Controlled entities[1]:	
Alliance Petroleum Australia Pty Ltd	VIC
Boston L.H.F. Pty Ltd	VIC
Bridgefield Pty Ltd	QLD
Bridge Oil Developments Pty Limited	NSW
Canso Resources Pty Ltd	NSW
Coveyork Pty Ltd	NSW
Doce Pty Ltd	QLD
Farmout Drillers Pty Ltd	NSW
Kipper GS Pty Ltd	WA
Controlled entity of Kipper GS Pty Ltd	
Crusader (Victoria) Pty Ltd	VIC
Moonie Pipeline Company Pty Ltd	QLD
Novus Australia Resources NL[2]	VIC
Reef Oil Pty Ltd	NSW
Santos Asia Pacific Pty Ltd	QLD
Controlled entities of Santos Asia Pacific Pty Ltd	
Santos (Sampang) Pty Ltd	SA
Santos (Warim) Pty Ltd	SA
Santos Australian Hydrocarbons Pty Ltd	QLD
Santos (BOL) Pty Ltd	NSW
Controlled entity of Santos (BOL) Pty Ltd	
Bridge Oil Exploration Pty Limited	ACT
Santos Darwin LNG Pty Ltd	ACT
Santos Direct Pty Ltd[3]	SA
Santos Facilities Pty Ltd	SA
Santos Finance Ltd	NSW
Santos Globe Pty Ltd *(formerly Globex Far East Pty Ltd)*	WA
Santos International Holdings Pty Ltd	ACT
Controlled entities of Santos International Holdings Pty Ltd	
Barracuda Limited	PNG
Lavana Limited	PNG
Novus UK (Kakap 2) Limited[2]	UK
Peko Offshore Ltd	BER
Sanro Insurance Pte Ltd	SING
Santos Americas and Europe Corporation	USA
Controlled entity of Santos Americas and Europe Corporation	
Santos USA Corp	USA
Santos (Bawean) Pty Ltd	SA
Santos Brantas Pty Ltd[3]	VIC
Santos (Donggala) Pty Ltd[3]	VIC
Santos Egypt Pty Ltd[3]	VIC
Santos Hides Ltd	PNG
Santos International Operations Pty Ltd	QLD
Santos (Madura Offshore) Pty Ltd	WA
Santos Niugini Exploration Limited	PNG
Santos (Nth Bali 1) Pty Ltd	SA
Santos (Papalang) Pty Ltd	SA
Santos (Popodi) Pty Ltd	SA
Santos (JPDA 91-01) Pty Ltd	ACT
Santos (JPDA 91-12) Pty Ltd	ACT
Santos (NGA) Pty Ltd	VIC
Santos (N.T.) Pty Ltd	ACT
Controlled entity of Santos (N.T.) Pty Ltd	
Bonaparte Gas & Oil Pty Limited	NSW
Santos Offshore Pty Ltd	VIC
Santos Oil Exploration (Malaysia) Sdn Bhd (in liquidation)	MAL
Santos Petroleum Pty Ltd	NSW
Santos QNT Pty Ltd	QLD
Controlled entities of Santos QNT Pty Ltd	
Santos QNT (No. 1) Pty Ltd	QLD
Controlled entities of Santos QNT (No. 1) Pty Ltd	
Santos Petroleum Management Pty Ltd	QLD
Santos Petroleum Operations Pty Ltd	QLD
TMOC Exploration Proprietary Limited	QLD
Santos QNT (No. 2) Pty Ltd	QLD
Controlled entities of Santos QNT (No. 2) Pty Ltd	
Associated Petroleum Pty Ltd	QLD
Moonie Oil Pty Ltd	QLD
Petromin Pty Ltd	QLD
Santos (299) Pty Ltd	QLD
Santos Exploration Pty Ltd	VIC
Santos Gnuco Pty Ltd	QLD
Transoil Pty Ltd	QLD
Santos Resources Pty Ltd	QLD
Santos Timor Sea Pipeline Pty Ltd	NSW
Sesap Pty Ltd[2]	VIC
Vamgas Pty Ltd	VIC

1 Beneficial interests in all controlled entities is 100% except for Kipper GS Pty Ltd in which two shares of the total issued capital of 9,246,353 shares are owned by a third party.
2 Company acquired during the year.
3 Company incorporated during the year.

22. Investments in Controlled Entities (continued)

Notes

(a) Place of incorporation

ACT - Australian Capital Territory	BER - Bermuda
NSW - New South Wales	MAL - Malaysia
QLD - Queensland	PNG - Papua New Guinea
SA - South Australia	SING - Singapore
VIC - Victoria	UK - United Kingdom
WA - Western Australia	USA - United States of America

(b) Disposal of controlled entities

During the financial year Santos Petroleum (NZ) Limited was removed from the New Zealand Companies Register.

(c) Acquisition of controlled entities

During the financial year the following controlled entities were acquired and their operating results have been included in the statement of financial performance from the date of acquisition:

Name of entity	***Date of acquisition***	**Beneficial *interest acquired* %**	**Purchase *consideration* $million**	**Fair value of net assets at time *of acquisition* $million**
Sesap Pty Ltd	12 February 2004	100	-	-
Novus Australia Resources NL	1 September 2004	100	92.2	92.2
Novus UK (Kakap 2) Ltd	1 September 2004	100	35.1	35.1

The financial impacts of the acquisitions on the Santos Group and the Company are summarised below:

	Consolidated		**Santos Ltd**	
	2004 $million	2003 $million	**2004 $million**	2003 $million
Fair value of net assets acquired				
Cash	**(1.7)**	1.3	**(1.4)**	1.3
Other	**(2.4)**	10.3	**(2.3)**	10.3
Exploration and development expenditure	**131.4**	12.4	**95.9**	12.4
	127.3	24.0	**92.2**	24.0
Purchase consideration				
Cash consideration paid	**110.6**	24.0	**92.2**	24.0
Amount payable after balance date	**16.7**	-	**-**	-
	127.3	24.0	**92.2**	24.0

During the financial year the following controlled entities were registered:

Santos Direct Pty Ltd	Santos Brantas Pty Ltd
Santos Egypt Pty Ltd	Santos (Donggala) Pty Ltd

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2004

23. Interests in Joint Ventures

(a) Santos Ltd and its controlled entities have combined interests in unincorporated joint ventures in the following major areas:

Joint venture/area	Principal activities	Average interest %
Amadeus Basin		
Mereenie	Oil and gas production	65
Mereenie Pipeline	Oil transportation	65
Palm Valley	Gas production	48
Browse Basin	Oil and gas exploration	74
Carnarvon Basin	Oil and gas exploration and production	32
Cooper Basin Downstream	Liquid hydrocarbon transportation and processing	65
Cooper Basin Unit		
South Australia	Oil and gas production	65
Queensland	Oil and gas production	60
Cooper/Eromanga Basins		
South Australia	Oil and gas exploration and production	65
Queensland, ATP 259P	Oil and gas exploration and production	60
Other Eromanga	Oil and gas exploration and production	74
Jackson Moonie Pipeline	Oil transportation	83
Eastern Queensland		
Bowen Basin	Gas exploration and production	50
Surat Basin	Oil and gas exploration and production	48
Egypt		
Gulf of Suez	Oil and gas exploration	50
Gippsland Basin	Oil and gas exploration and production	35
Indonesia		
East Java Basin	Oil and gas exploration and production	42
Kutei Basin	Oil and gas exploration	35
West Natuna Basin	Oil and gas exploration and production	6
West Papua	Oil and gas exploration	20
Offshore Northern Australia		
Bonaparte Basin	Oil and gas exploration	95
Houtman Basin	Oil and gas exploration	42
Timor Gap	Oil and gas exploration and production	17
Timor Sea	Oil and gas exploration and production	22
Otway Basin	Oil and gas exploration and production	36
Papua New Guinea		
PDL1 (Part Hides Field)	Oil and gas exploration	31
Other interests	Oil and gas exploration and production	31
Sorell Basin	Oil and gas exploration	58
USA		
Gulf Coast	Oil and gas exploration and production	39
Rocky Mountains	Oil and gas exploration and production	50

(b) The sales revenue received from the Santos Group's share of petroleum products produced by the joint ventures is $1,493.5 million (2003: $1,451.2 million) and the contribution of joint venture business undertakings to profit from ordinary activities before interest and tax of the Santos Group is $581.3 million (2003: $496.7 million).

23. Interests in Joint Ventures (continued)	Consolidated 2004 $million	Consolidated 2003 $million	Santos Ltd 2004 $million	Santos Ltd 2003 $million
(c) Santos Ltd and its controlled entities' share of assets and liabilities employed in the joint ventures are included in the statements of financial position under the following classifications:				
Current assets				
Cash	**89.3**	72.1	**32.2**	36.3
Receivables	**63.8**	26.8	**29.3**	9.1
Inventories	**20.0**	27.3	**13.5**	17.8
Total current assets	**173.1**	126.2	**75.0**	63.2
Non-current assets				
Exploration and development expenditure	**2,916.9**	2,738.9	**858.4**	866.6
Land and buildings, plant and equipment	**1,971.9**	1,684.0	**645.9**	640.9
Other	**1.2**	1.2	**–**	–
Total non-current assets	**4,890.0**	4,424.1	**1,504.3**	1,507.5
Total assets	**5,063.1**	4,550.3	**1,579.3**	1,570.7
Current liabilities				
Payables	**237.6**	190.5	**76.0**	60.2
Provisions	**3.9**	7.6	**0.9**	1.6
Total current liabilities	**241.5**	198.1	**76.9**	61.8
Non-current liabilities				
Provisions	**129.4**	113.7	**43.8**	36.0
Total liabilities	**370.9**	311.8	**120.7**	97.8
Net investments in joint ventures	**4,692.2**	4,238.5	**1,458.6**	1,472.9
(d) The amount of capital expenditure commitments, minimum exploration commitments and contingent liabilities in respect of unincorporated joint ventures are:				
Capital expenditure commitments	**266.9**	270.9	**102.1**	84.5
Minimum exploration commitments	**172.5**	347.3	**71.5**	107.4
Contingent liabilities	**13.4**	15.1	**6.1**	4.8

24. Notes to Statements of Cash Flows	Consolidated 2004 $million	Consolidated 2003 $million	Santos Ltd 2004 $million	Santos Ltd 2003 $million
Reconciliation of profit from ordinary activities after income tax to net cash provided by operating activities				
Profit from ordinary activities after income tax	**379.9**	327.0	**643.1**	182.9
Add/(deduct) non-cash items:				
Depreciation, depletion and amortisation	**539.7**	531.6	**210.9**	195.8
Write-down of controlled entities	**-**	-	**-**	40.8
Write-down of exploration and development expenditure	**22.1**	59.7	**4.6**	6.1
Write-down of investment in listed shares	**-**	4.4	**-**	4.4
(Decrease)/increase in income taxes payable	**(18.1)**	(24.5)	**12.4**	(7.4)
Net increase/(decrease) in deferred tax asset and deferred tax liability	**23.0**	14.8	**5.1**	(8.3)
Tax benefit upon entering into Australian tax consolidation regime	**(20.0)**	(55.0)	**(20.0)**	(47.6)
Capitalised interest	**(32.1)**	(22.6)	**-**	-
Foreign currency fluctuations	**(38.4)**	13.3	**(2.3)**	(1.1)
Net profit on sale of non-current assets	**(52.4)**	(55.1)	**(297.7)**	(45.8)
Net (profit)/loss on sale of controlled entities	**-**	(4.5)	**-**	1.0
Net cash provided by operating activities before change in assets or liabilities	**803.7**	789.1	**556.1**	320.8
Add/(deduct) change in operating assets or liabilities net of acquisitions of businesses:				
Decrease/(increase) in receivables	**(157.9)**	100.1	**(117.4)**	19.6
Decrease/(increase) in inventories	**(1.7)**	11.7	**(5.6)**	9.0
Decrease/(increase) in other assets	**(6.7)**	2.4	**0.7**	2.3
(Decrease)/increase in payables	**(32.0)**	(2.4)	**(23.3)**	21.0
(Decrease)/increase in provisions	**(0.4)**	(3.6)	**(17.8)**	(3.6)
Net cash provided by operating activities	**605.0**	897.3	**392.7**	369.1

25. Related Parties

Santos Ltd and its controlled entities engage in a variety of related party transactions in the ordinary course of business. These transactions are conducted on normal terms and conditions.

Details of related party transactions and amounts are set out in:

Note 2 as to interest received from controlled entities;
Note 4 as to interest paid to controlled entities;
Note 7 as to tax related balances and other amounts owing by controlled entities;
Notes 14 and 15 as to amounts owing to controlled entities;
Note 15 as to guarantees by Santos Ltd of the financing facilities of controlled entities;
Note 16 as to non-executive Directors' retirement benefits;
Notes 12 and 22 as to investments in controlled entities;
Note 26 as to disclosures relating to Specified Directors and Specified Executives.

In addition:

(a) The spouse of a director of a Santos Group company is an employee of a subsidiary of that company and each of those persons is also a director of that subsidiary company.

(b) Mr J W McArdle, who retired as a Director on 14 July 2001, entered into a consultancy agreement with the Company pursuant to which he will provide consultancy services to the Santos Group. The amount paid pursuant to this agreement during the financial year was $30,000 (2003: $70,000).

The transactions referred to in paragraphs (a) and (b) occurred on terms no more favourable than would have been adopted if dealing at arm's length, do not have the potential to adversely affect decisions about the allocation of scarce resources and are trivial in nature.

26. Specified Director and Specified Executive Disclosures

(a) Specified Directors

The following persons were Specified Directors of Santos Ltd during the financial year:

Barnett, Peter Charles	Non-executive Director
Conroy, Francis John	Non-executive Director (retired 14 December 2004)
Ellice-Flint, John Charles	Managing Director
Gerlach, Stephen	Chairman and non-executive Director
Harding, Richard Michael	Non-executive Director (appointed 1 March 2004)
McGregor, Graeme William	Non-executive Director
O'Leary, Michael Anthony	Non-executive Director
Sloan, Judith	Non-executive Director

(b) Specified Executives of the Santos Group

The following persons were the six executives with the greatest authority for the strategic direction and management of the Santos Group ("Specified Executives") during the financial year:

Name	Position
Gouadain, Jacques Elie	Vice President – Geoscience and New Ventures
Moore, Paul Derek	Vice President – Development Projects and Technical Services
Wasow, Peter Christopher	Chief Financial Officer
Wilkinson, Richard John	Vice President – Gas Marketing and Commercialisation
Wood, Bruce James	Vice President – Strategic Projects
Young, Jonathon Terence	Executive Vice President – Operations

All Specified Executives are employed by Santos Ltd.

(c) Remuneration of Specified Directors and Specified Executives

The Remuneration Committee of the Board is responsible for reviewing the remuneration policies and practices of the Company including: the compensation arrangements for the Managing Director and senior management; the Company's superannuation arrangements; employee share and option plans; and the fees for non-executive Directors.

Non-executive Directors

Within the aggregate amount (being $1,500,000 per year) approved by shareholders at the Annual General Meeting of the Company held on 7 May 2004, the fees of the Chairman and non-executive Directors are set at levels which represent the responsibilities of and the time commitments provided by those Directors in discharging their duties. Regard is also had to the level of fees payable to non-executive Directors of comparable companies. Non-executive Directors' fees were increased effective 1 July 2004. Non-executive Directors, other than the Chairman, who are members of Board committees receive additional fees. Non-executive Directors may not participate in any of the Company's bonus, share or option plans.

The Directors determined to cease retirement allowances to non-executive Directors effective from 30 June 2004. Non-executive Directors appointed before 1 January 2004 are entitled to receive benefits accrued to that date, payable upon ceasing to hold office as a Director. The retirement payment (inclusive of superannuation guarantee charge entitlements) is made pursuant to an agreement entered into with each non-executive Director on terms approved by shareholders at the 1989 Annual General Meeting. These benefits have been fully provided for by the Company.

Executive Directors

The Managing Director, Mr J C Ellice-Flint, is currently the only Executive Director.

Mr J C Ellice-Flint has an executive service agreement with the Company which continues until terminated by either party in accordance with the agreement.

His remuneration comprises a base salary reviewed annually and an annual bonus calculated on a formula that includes components to measure the growth of profitability, exploitable reserves and share price.

He also has an entitlement to 1,000,000 Restricted Shares, details of which are described in note 18(h) to the financial statements and holds 3,000,000 options under the Santos Executive Share Option Plan.

If the Company terminates Mr J C Ellice-Flint's appointment without cause, the Company may at its option, in lieu of part or all of the notice period of 24 months, pay to him an amount equal to a proportion or multiple of his annual base salary and the current year's potential bonus (excluding the application of any performance condition) at the time at which notice is given.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2004

26. Specified Director and Specified Executive Disclosures (continued)

(c) Remuneration of Specified Directors and Specified Executives (continued)

Senior Executives

Remuneration Objectives and Principles

The objectives of the Company's remuneration policy are to attract, retain and motivate appropriately qualified and experienced executives capable of discharging their respective responsibilities to enable the Company to achieve its business strategy.

The principles underlying the remuneration policy are: to realistically reflect the responsibilities of executives and other employees; to be industry competitive and reasonable; that a significant portion of remuneration be at risk against individual and company performance and shareholder wealth creation; that performance, not failure, be rewarded so that the Company's best performers receive more; and to encourage executives to manage from the perspective of the shareholders by rewarding them for aligning Company and shareholder returns.

Remuneration Structure

The Company's remuneration structure for its non-award employees is based upon Target Total Remuneration ("TTR"), the components of which comprise:

- a fixed component called Fixed Annual Remuneration ("FAR"); and

two variable components, called:

- the Short Term Incentive ("STI") and
- the Long Term Incentive ("LTI").

FAR comprises salary, superannuation and benefits; is quantified by reference to role and experience; and is industry benchmarked.

STI is represented as a percentage of base remuneration which is "at risk", consists of an annual cash bonus paid to reward performance based on a mix of: Company performance and individual performance measured against annual scorecards with target and stretch performance criteria determined in advance each year.

LTI in relation to executive remuneration includes a long-term performance based component in the form of equity participation through the Santos Executive Share Option Plan ("SESOP") and the Santos Employee Share Purchase Plan ("SESPP"). Participation is determined by the Board, on recommendation of the Remuneration Committee, and only applies to executives who are in a position to affect shareholder returns.

Options and rights to shares issued under these Plans to senior executives are linked to the longer term performance of the Company and are only exercisable following the satisfaction of performance hurdles that are designed to maximise shareholder wealth.

The amount of the award, and correspondingly the proportion of remuneration at risk, varies between executives according to their respective levels of seniority and responsibility.

The rules of the SESPP and SESOP were both approved by shareholders in 1997 and again in 2000.

Having regard to contemporary best practice, the LTI program is designed to drive superior executive performance and to reward only superior Company performance, linked to an appropriate performance benchmark. The benchmark assesses actual Company performance in terms of long-term comparative growth of the Company and resulting shareholder value.

Company performance is measured over a three year period based on the Company's Total Shareholder Return ("TSR") relative to one or more comparator groups as determined by the Board at the commencement of the performance period including, without limitation, any combination of the ASX100, energy companies in ASX100, the ASX Energy Index and international exploration and production companies. If performance is below the 50th percentile, no award is made. A proportionate award is made for performance between the 50th to 75th percentile and the maximum award is made for performance at or above the 75th percentile.

In relation to the current financial year, awards may be taken only in the form of shares pursuant to SESPP or, at the election of an executive, options pursuant to SESOP, details of which are described in notes 18(c) and 18(d) of the financial statements. In future periods, awards may be taken in the form of rights over shares pursuant to SESPP or options granted under SESOP, at the election of executives.

Rights to shares and options are granted at no cost to the executives with the number of shares awarded being determined by dividing the amount of the award by the volume weighted average price of the Company's shares over the five business days up to and including the award date. The number of options awarded is of equivalent value calculated by an independent expert based on an acceptable valuation method.

The exercise price of the options is the volume weighted average price of the Company's shares over the five business days up to and including the award date.

The Board intends that LTI awards be made on an annual basis using a three year measurement period for the applicable performance hurdles. However, the Board reserves the right to suspend or modify the LTI program in light of circumstances appropriate to the Company from time to time.

The maximum number of shares that may be issued under all of the Company's executive and employee share and option plans cannot exceed the limit of 5% of the issued capital, as approved by shareholders at the 2000 Annual General Meeting.

The Specified Executives are entitled to a termination payment in the event of termination of their service agreement by the Company without cause. They are entitled to three months' notice, excepting for Mr P C Wasow who is entitled to six months' notice, or payment in lieu of that notice, plus three weeks for each year of continuous service, pro rata for part thereof, and capped at a maximum of 65 weeks of total fixed remuneration, less notional value of superannuation for that period.

26. Specified Director and Specified Executive Disclosures (continued)

(c) Remuneration of Specified Directors and Specified Executives (continued)

Details of remuneration

2004

	Primary benefits			Post employment		Equity		Other compensation		
Name	Salary and fees $	Bonus[1] $	Non-monetary $	Superannuation $	Retirement $	Shares $	Options $	Termination $	Other $	Total $
Specified Directors										
Barnett, Peter Charles	110,500	–	–	9,945	15,569	–	–	–	–	136,014
Conroy, Francis John	104,730	–	–	9,425	15,927	–	–	–	–	130,082
Ellice-Flint, John Charles	1,050,000	1,300,000	–	514,500	–	1,120,000	274,326	–	–	4,258,826
Gerlach, Stephen	285,000	–	31,167	11,293	–	–	–	–	–	327,460
Harding, Richard Michael	92,667	–	–	5,040	–	–	–	–	–	97,707
McGregor, Graeme William	115,500	–	–	10,157	15,716	–	–	–	–	141,373
O'Leary, Michael Anthony	104,000	–	–	9,360	16,842	–	–	–	–	130,202
Sloan, Judith	114,750	–	–	10,090	15,403	–	–	–	–	140,243
Total Specified Directors	1,977,147	1,300,000	31,167	579,810	79,457	1,120,000	274,326	–	–	5,361,907
Specified Executives										
Gouadain, Jacques Elie	371,327	176,600	25,513	24,292	–	58,939	18,731	–	–	675,402
Moore, Paul Derek	311,734	140,600	22,000	40,606	–	58,819	15,674	–	–	589,433
Wasow, Peter Christopher	444,389	307,200	–	49,361	–	79,052	20,000	–	–	900,002
Wilkinson, Richard John	311,875	169,800	–	62,583	–	62,341	–	–	–	606,599
Wood, Bruce James	312,596	128,200	–	29,594	–	18,900	40,583	–	–	529,873
Young, Jonathon Terence	486,306	316,500	–	50,263	–	83,443	30,833	–	–	967,345
Total Specified Executives	2,238,227	1,238,900	47,513	256,699	–	361,494	125,821	–	–	4,268,654

1 No bonuses were attributable to long-term incentive plans.

26. Specified Director and Specified Executive Disclosures (continued)

(c) Remuneration of Specified Directors and Specified Executives (continued)

2003

Name	Primary benefits			Post employment		Equity		Other compensation		
	Salary and fees $	Bonus[1] $	Non-monetary $	Superannuation $	Retirement $	Shares $	Options $	Termination $	Other $	Total $
Specified Directors										
Barnett, Peter Charles	88,835	–	–	7,995	50,565	–	–	–	–	147,395
Conroy, Francis John	93,000	–	–	8,370	40,607	–	–	–	–	141,977
Ellice-Flint, John Charles	1,101,923	1,200,000	–	497,067	–	1,120,000	507,360	–	–	4,426,350
Gerlach, Stephen	240,000	–	63,017	10,760	–	–	–	–	–	313,777
McGregor, Graeme William	97,000	–	–	8,730	40,572	–	–	–	–	146,302
O'Leary, Michael Anthony	88,000	–	–	7,920	45,412	–	–	–	–	141,332
Sloan, Judith	95,500	–	–	8,595	52,890	–	–	–	–	156,985
Webber, Ian Ernest	77,648	–	–	6,988	24,191	–	–	–	–	108,827
Total Specified Directors	1,881,906	1,200,000	63,017	556,425	254,237	1,120,000	507,360	–	–	5,582,945
Specified Executives										
Gouadain, Jacques Elie	319,480	48,300	26,407	3,507	–	941	23,332	–	–	421,967
Moore, Paul Derek	288,567	77,800	22,000	33,079	–	972	16,249	–	–	438,667
Wasow, Peter Christopher	396,757	128,800	–	41,026	–	1,311	20,000	–	–	587,894
Wilkinson, Richard John	307,083	85,100	–	61,417	–	1,061	–	–	–	454,661
Wood, Bruce James	259,683	73,200	–	22,800	–	–	7,998	–	–	363,681
Young, Jonathon Terence	356,511	118,750	56,050	61,805	–	1,355	46,207	–	–	640,678
Total Specified Executives	1,928,081	531,950	104,457	223,634	–	5,640	113,786	–	–	2,907,548

1 No bonuses were attributable to long-term incentive plans.

26. Specified Director and Specified Executive Disclosures (continued)

(d) Share Based Payment Compensation

Options Over Ordinary Shares Granted as Remuneration

During the reporting period, no options over ordinary shares were granted and vested.

Exercise of Options Granted as Remuneration

During the reporting period, no shares were issued on the exercise of options previously granted as remuneration.

(e) Equity Holdings

Options

The movement during the reporting period in the number of options of the Company held, directly, indirectly or beneficially, by each Specified Director and Specified Executive, including their personally-related entities, is as follows:

Name	Balance at beginning of the year No.	Granted as remuneration No.	Exercised No.	Other changes No.	Balance at end of the year No.	Vested at end of the year No.	Vested and exercisable No.	Vested but not exercisable No.
Specified Directors								
Ellice-Flint, John Charles	3,000,000	–	–	–	3,000,000	2,000,000	2,000,000	–
Specified Executives								
Gouadain, Jacques Elie	200,000	–	–	–	200,000	200,000	200,000	–
Moore, Paul Derek	125,000	–	–	–	125,000	25,000	25,000	–
Wasow, Peter Christopher	150,000	–	–	–	150,000	–	–	–
Wilkinson, Richard John	–	–	–	–	–	–	–	–
Wood, Bruce James	95,085	–	–	–	95,085	45,085	45,085	–
Young, Jonathon Terence	250,000	–	–	–	250,000	–	–	–

Shares

The movement during the reporting period in the number of shares of the Company held, directly, indirectly or beneficially, by each Specified Director and Specified Executive, including their personally-related entities, is as follows:

Name	Balance at beginning of the year No.	Granted as remuneration No.	Received on exercise of option No.	Redeemed No.	Other changes No.	Balance at end of the year No.	Balance held nominally No.
Specified Directors							
Ordinary Shares – Fully Paid							
Barnett, Peter Charles	12,394	–	–	–	–	12,394	–
Conroy, Francis John	5,000	–	–	–	–	5,000	–
Ellice-Flint, John Charles	1,029,900	–	–	–	7,310	1,037,210	–
Gerlach, Stephen	37,305	–	–	–	5,000	42,305	–
Harding, Richard Michael	–	–	–	–	–	–	–
McGregor, Graeme William	10,000	–	–	–	–	10,000	–
O'Leary, Michael Anthony	4,725	–	–	–	–	4,725	–
Sloan, Judith	5,000	–	–	–	–	5,000	–
Reset Convertible Preference Shares							
Conroy, Francis John	–	–	–	(460)	460	–	–
Ellice-Flint, John Charles	225	–	–	(225)	–	–	–
McGregor, Graeme William	200	–	–	(200)	–	–	–
Sloan, Judith	125	–	–	(125)	–	–	–
Redeemable Convertible Preference Shares							
Conroy, Francis John	–	–	–	–	460	460	–
Ellice-Flint, John Charles	–	–	–	–	225	225	–
McGregor, Graeme William	–	–	–	–	1,200	1,200	–
Sloan, Judith	–	–	–	–	195	195	–

26. Specified Director and Specified Executive Disclosures (continued)

(e) Equity Holdings (continued)

Name	Balance at beginning of the year No.	Granted as remuneration No.	Received on exercise of option No.	Redeemed No.	Other changes No.	Balance at end of the year No.	Balance held nominally No.
Specified Executives							
Ordinary Shares – Fully Paid							
Gouadain, Jacques Elie	6,000	6,216	–	–	–	12,216	–
Moore, Paul Derek	6,198	5,827	–	–	–	12,025	–
Wasow, Peter Christopher	8,364	7,770	–	–	–	16,134	–
Wilkinson, Richard John	6,764	5,827	–	–	–	12,591	–
Wood, Bruce James	1,000	5,439	–	–	–	6,439	–
Young, Jonathon Terence	8,636	8,547	–	–	–	17,183	–

(f) Loans and Other Transactions

Loans

There have been no loans outstanding at any time throughout the year with any Specified Director or Specified Executive.

Other Transactions with the Company or its Controlled Entities

Agreements exist with the non-executive Directors appointed prior to 1 January 2004 providing for the payment of a sum on retirement from office as a Director in accordance with shareholder approval at the 1989 Annual General Meeting. From 30 June 2004 the retirement allowances ceased to accrue.

The transactions referred to above occurred on terms no more favourable than would have been adopted if dealing at arm's length, do not have the potential to affect adversely decisions about the allocation of scarce resources and are trivial in nature.

27. Remuneration of Auditors	Consolidated **2004 $000**	Consolidated 2003 $000	Santos Ltd **2004 $000**	Santos Ltd 2003 $000
Amounts received or due and receivable by the auditors of Santos Ltd for:				
External audit services	**715**	649	**388**	363
Other services:				
Taxation	**147**	112	**–**	–
Due diligence	**3**	23	**58**	–
Other	**9**	16	**6**	10
	874	800	**452**	373

The auditors ceased providing taxation services from 31 December 2004.

28. Segment Information

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise dividend revenue, interest-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Geographic segments

The Santos Group operates primarily in Australia but also has international operations in the United States, Papua New Guinea, Indonesia and Egypt.

28. Segment Information (continued)	Australia 2004 $million	Australia 2003 $million	International 2004 $million	International 2003 $million	Consolidated 2004 $million	Consolidated 2003 $million
Primary Reporting						
Geographic segments						
Revenue						
Total segment revenue	**1,633.1**	1,445.9	**120.7**	134.6	**1,753.8**	1,580.5
Other unallocated revenue					**(0.6)**	38.9
Total revenue					**1,753.2**	1,619.4
Results						
Earnings before interest, tax and significant items	**505.9**	529.8	**3.8**	15.6	**509.7**	545.4
Significant items:						
Insurance recovery	**116.6**	-	**-**	-	**116.6**	-
Costs associated with Moomba liquids recovery plant fire	**(17.5)**	-	**-**	-	**(17.5)**	-
Profit on sale of oil and gas assets	**43.9**	-	**-**	-	**43.9**	-
Write-down of exploration and development expenditure	**(4.7)**	(1.3)	**(17.4)**	(58.4)	**(22.1)**	(59.7)
Organisation restructure costs	**(21.6)**	-	**-**	-	**(21.6)**	-
Accelerated depreciation - Heytesbury	**-**	(20.2)	**-**	-	**-**	(20.2)
	622.6	508.3	**(13.6)**	(42.8)	**609.0**	465.5
Gain on sale of listed investments					**0.1**	45.8
Unallocated corporate expenses					**(34.7)**	(45.8)
Earnings before interest and tax					**574.4**	465.5
Unallocated borrowing costs					**(33.6)**	(34.6)
Profit from ordinary activities before income tax expense					**540.8**	430.9
Income tax expense					**(160.9)**	(103.9)
Net profit after income tax attributable to the shareholders of Santos Ltd					**379.9**	327.0
Non-cash expenses						
Depreciation, depletion and amortisation	**434.4**	454.9	**90.8**	65.9	**525.2**	520.8
Unallocated corporate depreciation, depletion and amortisation					**14.5**	10.8
Total depreciation, depletion and amortisation					**539.7**	531.6
Write-down of exploration and development expenditure	**4.7**	1.3	**17.4**	58.4	**22.1**	59.7
Unallocated corporate write-down of listed investment					**-**	4.4
Total non-cash expenses					**561.8**	595.7
Acquisition of non-current assets						
Controlled entities	**92.2**	24.0	**35.1**	-	**127.3**	24.0
Oil and gas assets, property, plant and equipment	**761.8**	587.0	**146.4**	140.0	**908.2**	727.0
Unallocated corporate acquisition of oil and gas assets, property, plant and equipment					**21.3**	23.3
Total acquisition of non-current assets					**1,056.8**	774.3
Assets						
Segment assets	**5,120.1**	4,447.8	**694.7**	602.7	**5,814.8**	5,050.5
Unallocated corporate assets					**141.2**	167.8
Consolidated total assets					**5,956.0**	5,218.3
Liabilities						
Segment liabilities	**2,129.1**	1,678.3	**120.9**	174.9	**2,250.0**	1,853.2
Unallocated corporate liabilities					**207.7**	277.2
Consolidated total liabilities					**2,457.7**	2,130.4

Secondary Reporting

Business segments

The Santos Group operates predominantly in one business, namely the exploration, development, production, transportation and marketing of hydrocarbons. Revenue is derived from the sale of gas and liquid hydrocarbons and the transportation of crude oil.

29. Commitments for Expenditure	Consolidated 2004 $million	Consolidated 2003 $million	Santos Ltd 2004 $million	Santos Ltd 2003 $million
The Santos Group has the following commitments for expenditure:				
(a) Capital commitments				
Capital expenditure contracted for at balance date for which no amounts have been provided in the financial statements:				
Due not later than one year	**253.5**	237.7	**93.9**	84.3
Due later than one year but not later than five years	**13.4**	33.2	**8.2**	0.2
	266.9	270.9	**102.1**	84.5
Santos Ltd has guaranteed the capital commitments of certain controlled entities (refer note 31 for further details).				
(b) Minimum exploration commitments				
Minimum exploration commitments for which no amounts have been provided in the financial statement or capital commitments:				
Due not later than one year	**42.1**	108.2	**10.3**	36.5
Due later than one year but not later than five years	**118.8**	207.7	**61.2**	70.9
Due later than five years	**11.6**	31.4	**–**	–
	172.5	347.3	**71.5**	107.4

The Santos Group has certain obligations to perform minimum exploration work and expend minimum amounts of money pursuant to the terms of the granting of petroleum exploration permits in order to maintain rights of tenure. These commitments may be varied as a result of renegotiations of the terms of the exploration permits, licences or contracts or alternatively upon their relinquishment. The minimum exploration commitments are less than the normal level of exploration expenditures expected to be undertaken by Santos Ltd and its controlled entities.

	Consolidated 2004 $million	Consolidated 2003 $million	Santos Ltd 2004 $million	Santos Ltd 2003 $million
(c) Lease commitments				
Operating leases:				
Due not later than one year	**54.7**	39.1	**8.4**	18.7
Due later than one year but not later than five years	**102.9**	140.1	**21.1**	115.1
Due later than five years	**0.1**	19.0	**–**	18.9
	157.7	198.2	**29.5**	152.7

30. Superannuation Commitments

Santos Ltd and certain controlled entities participate in a number of superannuation funds and pension plans in Australia and the United States of America. From 1 February 2002, three of the more significant employee benefit plans were combined into a single plan which provides benefits either on a defined benefit or cash accumulation basis for employees or their dependants on retirement, resignation, temporary or permanent disablement or death. The employers and employee members make contributions as specified in the rules of the plan.

In the case of the defined benefit component of the combined plan, employer contributions are based on the advice of the plan's actuary. The most recent actuarial assessment of the plan was undertaken as at 1 January 2004.

The following is a summary of the Santos Superannuation Plan:

Type of benefit	Defined benefits and cash accumulation
Basis of contributions	Percentage of member's salary contributed by member and employer. The employer's percentage reflects the amount to provide an accumulation and the amount recommended by the actuary to provide the defined benefit.
Last actuarial assessment:	
Balance date	1 January 2004
Date issued	20 December 2004
Name of valuer and qualifications	Kathryn Daniels FIAA

30. Superannuation Commitments (continued)

The Santos Superannuation Plan has employee accrued benefits and assets as disclosed in the most recent financial report of the plan, as follows:

	As at 31 December 2003 $million
Net market value of assets	195.8
Less present value of employees' accrued benefits as determined by actuarial assessment as at 1 January 2004	(194.8)
Excess	1.0

At 31 December 2004 the vested benefits, or the benefits payable in the event of the termination of employment of each plan member, were $198.2 million (2003: $198.8 million) and the net market value of assets was $202.0 million (2003: $194.2 million).

	Consolidated		Santos Ltd	
31. Contingent Liabilities	**2004 $million**	2003 $million	**2004 $million**	2003 $million
Santos Ltd and its controlled entities have the following contingent liabilities arising in respect of:				
Performance guarantees	**9.8**	9.6	**6.3**	6.5
Claims and litigation	**8.1**	11.0	**2.3**	2.3
	17.9	20.6	**8.6**	8.8

Legal advice in relation to the claims and litigation referred to above indicates that on the basis of available information, liability in respect of these claims is unlikely to exceed $1.0 million on a consolidated basis.

A number of the Australian interests of the Santos Group are located within areas the subject of one or more claims or applications for native title determination. Whatever the outcome of those claims or applications, it is not believed that they will significantly impact the Santos Group's asset base. The decision of the High Court of Australia in the "Wik" case has the potential to introduce delay in the grant of mineral and petroleum tenements and consequently to impact generally the timing of exploration, development and production operations. An assessment of the impact upon the timing of particular operations may require consideration and determination of complex legal and factual issues.

Guarantees provided by Santos Ltd for borrowings in respect of controlled entities are disclosed in note 15.

Santos Ltd has provided parent company guarantees in respect of:

(a) the funding obligations of its subsidiary companies, Santos Timor Sea Pipeline Pty Ltd and Santos Darwin LNG Pty Ltd, relating to the construction of a pipeline from the Bayu-Undan Field to Wickham Point in Darwin and the construction of the LNG Plant in Darwin respectively, and has provided a funding commitment letter to these subsidiary companies together with Santos (JPDA 91-12) Pty Ltd. As at 31 December 2004 the expenditure commitments of Santos Timor Sea Pipeline Pty Ltd and Santos Darwin LNG Pty Ltd for the above mentioned projects totalled US$41.3 million (2003: US$107.6 million);

(b) payment of Santos Egypt Ltd's financial obligations under a farmout agreement and certain concessions in the Gulf of Suez in the Arab Republic of Egypt up to a maximum of US$46.9 million.

32. Additional Financial Instruments Disclosure

(a) Foreign exchange risk exposure

The Santos Group is exposed to foreign exchange risk principally through the sale of liquid petroleum products denominated in US dollars, US dollar borrowings and US dollar expenditure. In order to hedge this foreign exchange risk, the Santos Group has from time to time entered into forward foreign exchange, foreign currency swap and foreign currency option contracts.

At 31 December 2004 the Santos Group has one open forward foreign currency exchange contract which has expired in January 2005. If closed out at balance date a loss of $0.2 million would have resulted.

US dollar denominated borrowings are either swapped into Australian dollar exposure (2004: US$321.4 million; 2003: US$115.0 million) or designated as a hedge of US dollar denominated investments in self-sustaining overseas controlled entities (2004: US$313.0 million; 2003: US$323.6 million) or as a hedge of future US denominated sales revenues (2004: US$146.4 million; 2003: US$219.4 million). As a result, there were no net foreign currency gains or losses arising from translation of US denominated dollar borrowings recognised in the statements of financial performance in 2004. Accordingly, $37.4 million of unrealised foreign currency gains were deferred as at 31 December 2004 (2003: gains of $66.3 million). The ultimate foreign currency gains or losses will be included in the measurement of the specific hedged US dollar denominated sales revenues to be realised in the years 2005 through 2006.

The Australian dollar equivalents of foreign currency monetary items included in the statements of financial position to the extent that they are not effectively hedged are:

		Consolidated		Santos Ltd	
		2004 $million	2003 $million	**2004 $million**	2003 $million
Current assets	– United States dollars	**126.4**	82.7	**32.9**	41.3
Current liabilities	– United States dollars	**60.5**	35.4	**6.5**	8.5
Non-current liabilities	– United States dollars	**26.5**	–	**–**	–

32. Additional Financial Instruments Disclosure (continued)

(b) Interest rate risk exposure

To manage interest rate risk the Santos Group has entered into interest rate swap contracts with maturities ranging from one to eighteen years.

At 31 December 2004 the Santos Group has open interest rate swap contracts which if closed out would have resulted in a gain of $44.2 million (2003: gain of $63.3 million).

The Santos Group's exposure to interest rate risk and the effective weighted average interest rates for classes of interest-bearing financial assets and financial liabilities is set out below:

	Note	Weighted average interest rate*	Floating interest rate $million	Fixed interest repriced or maturing in: 1 year or less $million	Over 1 to 5 years $million	More than 5 years $million	Non interest-bearing $million	Total $million
31 December 2004								
Financial assets								
Cash		4.55%	**128.0**	**-**	**-**	**-**	**-**	**128.0**
Receivables	7	N/A	**-**	**-**	**-**	**-**	**409.1**	**409.1**
Other financial assets	12	N/A	**-**	**-**	**-**	**-**	**1.2**	**1.2**
			128.0	**-**	**-**	**-**	**410.3**	**538.3**
Financial liabilities								
Payables	14	N/A	**-**	**-**	**-**	**-**	**371.6**	**371.6**
Deferred income		N/A	**-**	**-**	**-**	**-**	**22.1**	**22.1**
Interest-bearing liabilities	15	5.50%	**1.0**	**480.6**	**193.4**	**584.4**	**-**	**1,259.4**
Interest rate swaps**			**-**	**522.8**	**(98.3)**	**(424.5)**	**-**	**-**
			1.0	**1,003.4**	**95.1**	**159.9**	**393.7**	**1,653.1**
31 December 2003								
Financial assets								
Cash		4.36%	111.1	-	-	-	-	111.1
Receivables	7	N/A	-	-	-	-	171.7	171.7
Other financial assets	12	N/A	-	-	-	-	11.7	11.7
			111.1	-	-	-	183.4	294.5
Financial liabilities								
Payables	14	N/A	-	-	-	-	291.3	291.3
Deferred income		N/A	-	-	-	-	27.7	27.7
Interest-bearing liabilities	15	4.72%	-	155.4	202.9	650.4	-	1,008.7
Interest rate swaps**			-	525.6	(84.2)	(441.4)	-	-
			-	681.0	118.7	209.0	319.0	1,327.7

* After incorporating the effect of interest rate swaps

** Notional principal amounts

(c) Commodity price risk exposure

The Santos Group is exposed to commodity price fluctuations through the sale of petroleum products denominated in US dollars. The Santos Group enters into commodity crude oil price swap and option contracts and natural gas swap and option contracts to manage its commodity price risk.

At 31 December 2004 the Santos Group has open oil price swap contracts with settlement expiry dates up to nine months. If closed out at balance date these contracts would have resulted in a loss of $11.2 million (2003: loss of $1.8 million).

(d) Credit risk exposure

Credit risk represents the potential financial loss if counterparties fail to perform as contracted.

The credit risk on financial assets, excluding investments, of the Santos Group which have been recognised on the statements of financial position is indicated by the carrying amount.

The credit risk on off-balance sheet derivatives is the cost of replacing the contract if the counterparty were to default and is measured by their market value at balance date. As at 31 December 2004, counterparty default of foreign currency swaps, foreign currency option contracts, oil price swap contracts and interest rate swap contracts would result in a loss of $37.2 million (2003: loss of $61.9 million).

The Santos Group controls credit risk on derivative financial instruments by setting exposure limits related to the credit worthiness of counterparties, all of which are selected banks or institutions with a Standard and Poor's rating of A or better.

32. Additional Financial Instruments Disclosure (continued)

(e) Net fair values of financial assets and liabilities

The carrying amounts of all financial assets and liabilities including hedges approximate net fair value.

At 31 December 2004 the Santos Group has open derivative financial instruments contracts relating to future operating profit which if closed out at their market rates would have resulted in a gain of $32.8 million (2003: gain of $61.5 million).

33. Economic Dependency

There are in existence long-term contracts for the sale of gas, but otherwise the Directors believe there is no economic dependency.

34. Post Balance Date Events

The following events occurred subsequent to 31 December 2004, the financial effects of which have not been brought to account in the financial statements for the year ended 31 December 2004:

(a) For dividends declared after 31 December 2004 refer note 20;

(b) On 17 February 2005, the Company entered into a contract to acquire Basin Oil Pty Ltd effective 1 January 2005. Basin Oil Pty Ltd has a 2.1% interest in SA Cooper Basin, 40% interests in Patricia-Baleen and Sole, and 33.3% interests in Golden Beach and Vic/P55.

35. Australian Equivalents to International Financial Reporting Standards

Following the implementation by the Australian Accounting Standards Board ("AASB") of the Financial Reporting Council's policy of adopting the accounting standards issued by the International Accounting Standards Board ("IASB"), the Santos Group must comply with the Australian equivalents to International Financial Reporting Standards ("A-IFRS") from 1 January 2005. Accordingly, the Santos Group will prepare a financial report under A-IFRS for the first time for the half-year ending 30 June 2005. The prior period comparatives in that report will be based on an opening A-IFRS statement of financial position dated 1 January 2004 except for the A-IFRS pertaining to financial instruments described below.

A project team has been in place throughout the year and is well advanced to achieve the transition from Australian GAAP to A-IFRS. At 31 December 2004, the following activities are underway and are expected to be completed by 30 June 2005:

- complete assessment of accounting standard AASB 6 "Exploration for and Evaluation of Mineral Resources" which was issued by the AASB in December 2004 as an A-IFRS with an effective date of 1 January 2005;
- implement changes to information systems and business processes;
- conduct training programs;
- engage KPMG to audit the Santos Group's A-IFRS compliant accounting policies and submit revised accounting policies to the Board for approval; and
- restate the 2004 half-year and full year operating results and financial position from Australian GAAP to A-IFRS for comparative purposes.

Under current Australian GAAP the financial report is generally prepared on the basis of historical cost while under the IASB conceptual framework there is an emphasis on recording assets and liabilities at their fair values. Accordingly, this will increase the volatility in reported results in future years. The transition to A-IFRS will lead to the derecognition of some assets and the recognition of additional assets and liabilities. Additionally, the transition will lead to increased disclosures in the notes to the financial statements.

The transition to A-IFRS at 1 January 2005 is not expected to change the Santos Group's underlying business operations nor have any impact on either the quantity or the value of its oil and gas reserves, its future cash flows, or its current borrowing facilities. Also, the ability of the Santos Group to raise additional finance for normal business expansion or to pay dividends consistent with past practice is not expected to be impacted.

The differences between current Australian GAAP and A-IFRS which are more likely to have a significant effect on the Santos Group's financial performance and financial position are summarised below:

Financial instruments

All financial instruments including derivatives will be recognised in the statement of financial position and all derivatives will be carried at fair value.

Changes in the fair value of certain financial instruments will be recorded in the statement of financial performance. Where financial instruments satisfy strict hedge criteria, changes in the fair value will be recognised in equity, or will offset the hedged exposure in the statement of financial performance.

The A-IFRS relating to financial instruments applies from 1 January 2005. Unlike the majority of other A-IFRS standards which require retrospective application as at 1 January 2004, this accounting standard does not require retrospective application. The effect of the first time application of this standard on the opening statement of financial position at 1 January 2005 will be to recognise additional financial assets and liabilities.

Santos intends to continue to align its hedging transactions to underlying exposures to achieve accounting eligibility and thereby reduce profit and loss volatility.

35. Australian Equivalents to International Financial Reporting Standards (continued)

Deferred tax assets and liabilities	Deferred tax assets and liabilities will generally be based on the differences between the accounting and tax basis of assets and liabilities under the "balance sheet" approach which will result in the recognition of additional deferred tax assets and liabilities.
Defined benefit superannuation surplus and deficits	Defined benefit superannuation plan surpluses and deficits will be recognised in the statement of financial position and the changes in these values each period will be recognised either directly in the statement of financial performance, progressively using a "corridor" approach or directly in retained earnings. The effective date of this standard is 1 January 2006, however the Company is allowed to adopt earlier at 1 January 2005.
Restoration liabilities	Restoration liabilities will be discounted to present value and capitalised as a component part of capitalised exploration and development expenditure and property, plant and equipment. The capitalised cost is to be amortised over the life of the assets and the provision is accreted periodically to the profit and loss as the discounting of the liability unwinds.
Functional currency	The majority of the controlled entities within the Santos Group that have petroleum operations in foreign jurisdictions will have the US dollar as their functional currency. The first time application of A-IFRS will result in the net assets of those foreign controlled entities to be translated from their US dollar functional currency to Australian dollars using the spot rate at 1 January 2004. The differences arising from the initial application of this accounting standard will be reflected in the foreign currency translation reserve at 1 January 2004.
Equity-based payments	Under A-IFRS the cost of employee remuneration provided in the form of equity-based remuneration (including shares and options) will be measured based on the fair value of those instruments and amortised to the profit and loss over the vesting period.
Exploration and evaluation expenditure	There is no International Financial Reporting Standard ("IFRS") which comprehensively deals with the accounting and reporting issues specific to the extractive industries. In the absence of such an industry-based IFRS, companies operating in the extractive industries will be required to determine their own accounting policy for accounting for exploration and evaluation expenditure which is compatible with the IFRS conceptual accounting framework definition of assets and expenses. Generally this will require exploration and evaluation expenditures to be expensed unless they lead to a successful discovery of economic value. Pending the completion of a comprehensive project on accounting for extractive industries, AASB 6 "Expenditure for and Evaluation of Mineral Resources" was issued in December 2004 to facilitate the introduction of A-IFRS in respect of the treatment of exploration and evaluation expenditure. This standard is the Australian equivalent to IFRS 6 issued by the IASB in December 2004, and will require exploration and evaluation expenditure incurred in each area of interest to either be expensed as incurred or to be partially or fully capitalised and recognised as an asset so long as the following conditions are satisfied: (a) the rights to tenure of the area of interest are current; and (b) at least one of the following conditions is also met: (i) the exploration and evaluation expenditures are expected to be recouped through successful development and exploitation of the area of interest, or alternatively, by its sale; or (ii) exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing. The IASB decided that the effective date of IFRS 6 to be 1 January 2006 to allow affected companies more time to make the transition to IFRS. Despite the lateness of the issuance of the Australian equivalent accounting standard AASB 6, Santos will be required to apply the standard from 1 January 2005. Santos is currently evaluating this accounting standard and its accounting policy for exploration and evaluation expenditure. At the date of this report, no decision has been made as to how the Santos Group will account for exploration and evaluation expenditure under the IFRS conceptual framework commencing 1 January 2005.
Impairment	Testing of non-current assets for impairment will be undertaken on the smallest grouping of assets generating cash flows, called cash generating units. Where there is an indication that a cash generating unit is impaired, the impairment is to be measured by reference to either the cash generating unit's discounted future net cash flows, or its estimated fair value less costs to sell. Upon initial application of this standard, such testing is likely to result in write-downs of some non-current assets including exploration, evaluation and development expenditure to their recoverable amount. Any initial impairment write-down may reverse in subsequent periods if there were a change in the estimates used to determine the initial write-down. The impacts of this new requirement will, in part, depend on the accounting policy adopted for accounting for exploration and evaluation expenditure referred to above.

The AASB and IASB have significant ongoing projects including a comprehensive "Extractive Industries" project that could affect the differences between current Australian GAAP and A-IFRS as described above and could further impact the Santos Group's financial reports in future years. The future impacts of any new or amended A-IFRS will depend on the particular circumstances in those years.

DIRECTORS' DECLARATION

for the year ended 31 December 2004

In the opinion of the Directors of Santos Ltd:

(a) the financial statements and notes, set out on pages 50 to 87, are in accordance with the Corporations Act 2001, including:

  (i) giving a true and fair view of the financial position of the Company and consolidated entity as at 31 December 2004 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

In making this declaration, the Directors declare that declarations which satisfy the requirements of section 295A of the Corporations Act 2001 have been received from the Chief Executive Officer and Chief Financial Officer.

Dated this 23rd day of February 2005.

Signed in accordance with a resolution of the Directors:

Director | Director

INDEPENDENT AUDIT REPORT TO MEMBERS OF SANTOS LTD

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Santos Ltd (the "Company") and Santos Group (the "Consolidated Entity"), for the year ended 31 December 2004. The Consolidated Entity comprises both the Company and the entities it controlled during that year.

The Directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the Consolidated Entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the Directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit opinion

In our opinion, the financial report of Santos Ltd is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and the Consolidated Entity's financial position as at 31 December 2004 and of their performance for the financial year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

KPMG

Peter A Jovic

Partner

Adelaide
23 February 2005

STOCK EXCHANGE AND SHAREHOLDER INFORMATION

Listed on Australian Stock Exchange at 28 February 2005 were 585,390,738 fully paid ordinary shares and 6,000,000 redeemable convertible preference shares. Unlisted were 67,250 partly paid Plan 0 shares, 57,750 partly paid Plan 2 shares, 32,400 fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan ('SESPP') for General Employee Participation and 178,027 fully paid ordinary shares issued pursuant to SESPP for Senior Executive Long Term Incentive. Also unlisted were 50,000 fully paid ordinary shares issued consequent upon exercise of 50,000 options granted pursuant to the Santos Executive Share Option Plan, an application for quotation of which has been lodged with the Australian Stock Exchange. There were: 79,423 holders of all classes of issued ordinary shares (including 9 holders of Plan 0 shares; 8 holders of Plan 2 shares; and 76 holders of SESPP shares) compared with 84,977 a year earlier; 15,479 holders of redeemable convertible preference shares; and 22 holders of the 5,438,972 options granted pursuant to the Santos Executive Share Option Plan.

The listed issued ordinary shares plus the ordinary shares issued pursuant to SESPP represent all of the voting power in Santos. The holdings of the 20 largest holders of ordinary shares represent 52.65% of the total voting power in Santos (last year 48.2%) and the holdings of the 20 largest holders of redeemable convertible preference shares represent 43.08% of the issued redeemable convertible preference shares.

There is no current on-market buy-back.

The 20 largest shareholders of fully paid ordinary shares in Santos as shown in the Company's Register of Members at 28 February 2005 were:

Name	Number of fully paid ordinary shares	%
Westpac Custodian Nominees Limited	70,657,626	12.07
National Nominees Limited	62,151,354	10.62
J P Morgan Nominees Australia Limited	54,655,785	9.34
ANZ Nominees Limited	40,453,440	6.91
Citicorp Nominees Pty Limited	12,939,538	2.21
RBC Global Services Australia Nominees Pty Limited	11,557,825	1.97
Westpac Custodian Nominees Limited (ADR Account)	10,659,746	1.82
Queensland Investment Corporation	7,169,037	1.22
Cogent Nominees Pty Limited	6,981,674	1.19
AMP Life Limited	4,034,278	0.69
IAG Nominees Pty Limited	3,712,171	0.63
HSBC Custody Nominees (Australia) Limited	3,571,716	0.61
Citicorp Nominees Pty Limited (CFS WSLE Imputation Fnd A/c)	3,280,515	0.56
Australian Foundation Investment Company Limited	3,189,289	0.54
Government Superannuation Office (State Super Fund A/c)	2,721,121	0.46
Citicorp Nominees Pty Limited (CFS WSLE Aust Share Fnd A/c)	2,321,134	0.40
Victorian Workcover Authority	2,311,764	0.39
Citicorp Nominees Pty Limited (CFS Imputation Fund A/c)	2,141,738	0.37
Fortis Clearing Nominees P/L (Settlement A/c)	1,956,538	0.33
Cogent Nominees Pty Limited (SMP Accounts)	1,871,246	0.32
Total	308,337,535	52.65

Analysis of Shares - range of shares held

	Fully paid ordinary shares (Holders)	% of holders	% of shares held	Redeemable convertible preference shares (Holders)	% of holders	% of shares held
1-1,000	27,791	34.99	2.87	15,151	97.88	40.09
1,001-5,000	40,785	51.35	17.11	272	1.76	10.00
5,001-10,000	7,209	9.08	8.87	21	0.13	2.70
10,001-100,000	3,505	4.41	12.19	26	0.17	10.53
100,001 and over	133	0.17	58.96	9	0.06	36.68
Total	79,423	100.00	100.00	15,479	100.00	100.00
Less than a marketable parcel of $500	1,182			-		

The 20 largest shareholders of redeemable convertible preference shares in Santos as shown in the Company's Register of Members at 28 February 2005 were:

Name	Number of redeemable convertible preference shares	%
J P Morgan Nominees Australia Limited	751,678	12.53
Cogent Nominees Pty Limited (SMP Accounts)	282,631	4.71
National Nominees Limited	213,053	3.55
Westpac Custodian Nominees Limited	211,755	3.53
AMP Life Limited	208,780	3.48
Australian Foundation Investment Company Limited	175,000	2.92
ANZ Nominees Limited	131,366	2.19
RBC Global Services Australia Nominees Pty Limited (JBENIP A/c)	122,117	2.04
Citicorp Nominees Pty Limited	104,180	1.74
Hastings Funds Management Limited (Hastings Yield Fund A/c)	70,000	1.17
Merrill Lynch (Australia) Nominees Pty Ltd	46,750	0.78
Questor Financial Services Limited (TPS RF A/c)	41,756	0.70
Cambooya Pty Limited	41,000	0.68
ANZ Executors and Trustee Company Limited	34,470	0.57
Citicorp Nominees Pty Limited (CFSIL Cwlth Spec 5 A/c)	29,053	0.48
J B Were Capital Markets Limited	27,249	0.45
Citicorp Nominees Pty Limited (CMIL Cwlth Income Fund A/c)	27,000	0.45
Brencorp No 11 Pty Limited	24,600	0.41
Australian Executor Trustees Limited	22,198	0.37
Argo Investments Limited	20,000	0.33
Total	2,584,636	43.08

Substantial Shareholders, as at 28 February 2005, as disclosed by notices received by the Company:

Name	No. of voting shares held
Maple-Brown Abbott Limited	57,898,446

For Directors' Shareholdings see Directors' Statutory Report as set out on page 47 of this Annual Report.

Voting Rights

Every member present in person or by an attorney, a proxy or a representative shall on a show of hands, have one vote and upon a poll, one vote for every fully paid ordinary share held. Pursuant to the Rules of the Santos Executive Share Plan, Plan 2 and Plan 0 shares do not carry any voting rights except on a proposal to vary the rights attached to Plan shares.

Holders of redeemable convertible preference shares ("Preference Shares") do not have voting rights at any general meeting of the Company except in the following circumstances:

(a) on a proposal:

- (1) to reduce the share capital of the Company;
- (2) that affects rights attached to the Preference Shares;
- (3) to wind up the Company; or
- (4) for the disposal of the whole of the property, business and undertaking of the Company;

(b) on a resolution to approve the terms of a buy-back agreement;

(c) during a period in which a dividend or part of a dividend on the Preference Shares is in arrears; or

(d) during the winding up of the Company.

INFORMATION FOR SHAREHOLDERS

NOTICE OF MEETING

The Annual General Meeting of Santos Ltd will be held in the Auditorium at The Adelaide Town Hall Function Centre, 128 King William Street, Adelaide, South Australia on Friday 20 May 2005 at 10.00 am.

FINAL DIVIDEND

The 2004 final ordinary dividend will be paid on 31 March 2005 to shareholders registered in the books of the Company at the close of business on 4 March 2005 in respect of fully paid shares held at record date.

STOCK EXCHANGE LISTING

Santos Ltd. Incorporated in Adelaide, South Australia, on 18 March 1954. Quoted on the official list of the Australian Stock Exchange Ltd (ordinary shares code STO; FUELS code STOPB) and the NZX Ltd.

AMERICAN DEPOSITORY RECEIPTS

Santos American Depository Receipts issued by Morgan Guaranty in the USA are sponsored and are quoted on the NASDAQ system in the USA (code STOSY).

DIRECTORS

S Gerlach (Chairman), J C Ellice-Flint (Managing Director), P C Barnett, K A Dean, R M Harding, G W McGregor, M A O'Leary, C J Recny, J Sloan. F J Conroy (retired 14 December 2004).

SECRETARY

M G Roberts (retired 1 July 2004).
W J Glanville (appointed 23 February 2004).
Mr Glanville is responsible for corporate governance, secretariat and legal services. Prior to his appointment, he was Manager – Legal of Santos' Legal Department and, prior to joining Santos, he practised law as a Barrister and Solicitor. Mr Glanville holds a Degree of Bachelor of Laws, a Degree of Bachelor of Arts and a Graduate Diploma in Legal Practice.

CHANGE OF SHAREHOLDER DETAILS

Issuer Sponsored Shareholders wishing to update their details must notify the Share Registrar in writing. The relevant shareholder forms can be obtained from the Share Registrar or via the Investor Centre on the Santos website, www.santos.com.

Forms are available to advise the Company of changes relating to change of address, direct crediting of dividends, Tax File Number and Australian Business Number, Annual Report and Sustainability Review mailing preferences and Dividend Reinvestment Plan participation.

INVESTOR INFORMATION AND SERVICES

Santos website

A wide range of information for investors is available from Santos' website, www.santos.com, including Annual Reports, Full Year and Interim Reports and Presentations, Press Releases, Quarterly Activities Reports and Weekly Drilling Summaries.

Comprehensive archives of these materials dating back to 1997 are available on the Santos website.

Other investor information available on the Santos website includes:

- open briefings with Corporate File – an ASX-endorsed online briefing service
- live and archived webcasts of investor briefings
- an e-mail alert facility where shareholders and other interested parties can register to be notified, free of charge, of Santos' Press Releases and Weekly Drilling Summaries via e-mail.

The Santos website provides shareholder forms to help shareholders manage their holdings, as well as a full history of Santos' dividend payments and equity issues. Shareholders can also check their holdings and payment history in the secure View Shareholding section.

Santos' website also provides an online Conversion Calculator, which instantly computes equivalent values of the most common units of measurement in the oil and gas industry.

Publications

The Annual Report and the Sustainability Review are the major sources of printed information about Santos. Printed copies are available from the Share Registrar or Investor Relations.

SHAREHOLDER ENQUIRIES

Enquiries about shareholdings should be directed to:

Share Registrar, Santos Ltd, GPO Box 2455,
Adelaide, South Australia 5001. Telephone: 08 8218 5111.
E-mail: share.register@santos.com

Investor information, other than that relating to a shareholding, can be obtained from:

Investor Relations, Santos Ltd, GPO Box 2455,
Adelaide, South Australia 5001. Telephone: 08 8218 5111.
E-mail: investor.relations@santos.com

Electronic enquiries can also be submitted through the Contact Us section of the Santos website, www.santos.com.

SHAREHOLDERS' CALENDAR

2004 full year results announcement	23 February 2005
Ex-dividend date for 2004 full year dividend	28 February 2005
Record date for 2004 full year dividend	4 March 2005
Payment date for 2004 full year dividend	31 March 2005
Annual General Meeting	20 May 2005
Half year end	30 June 2005
2005 interim results announcement	16 August 2005
Full year end	31 December 2005

QUARTERLY REPORTING CALENDAR

2005 First Quarter Activities Report	27 April 2005
2005 Second Quarter Activities Report	27 July 2005
2005 Third Quarter Activities Report	26 October 2005
2005 Fourth Quarter Activities Report	25 January 2006

GLOSSARY

barrel/bbl
The standard unit of measurement for all production and sales. One barrel = 159 litres or 35 imperial gallons.

bcf
Billion cubic feet, a billion defined as 10^9, on average 1 bcf of sales gas = 1.055 petajoules.

boe
Barrels of oil equivalent. The factor used by Santos to convert volumes of different hydrocarbon production to barrels of oil equivalent.

bopd
Barrels of oil per day.

contingent resources
Those quantities of hydrocarbons which are estimated, on a given date, to be potentially recoverable from known accumulations, but which are not currently considered to be commercially recoverable. Contingent resources may be of a significant size, but still have constraints to development. These constraints, preventing the booking of reserves, may relate to lack of gas marketing arrangements or to technical, environmental or political barriers.

the Company or **Santos**
Santos Ltd and its subsidiaries.

DD&A
Depreciation, depletion and amortisation of buildings, plant and equipment, exploration and development expenditure.

delineation well
Comprises two categories: near-field exploration wells and appraisal wells. Near-field exploration wells are wells located near existing fields/discoveries and have a higher expectation of success than wildcat exploration wells. These wells test independent structures or traps and have a higher risk of failure than appraisal or development wells. An appraisal well is a well drilled for the purpose of identifying extensions to known fields or discoveries.

development well
Wells designed to produce hydrocarbons from a gas or oil field within a proven productive reservoir defined by exploration or appraisal drilling.

EBIT
Earnings before interest and tax.

EBITDA
Earnings before interest and tax, depreciation, depletion and amortisation of building, plant and equipment, exploration and development expenditure and amortisation of goodwill.

finding cost per barrel of oil equivalent
Exploration and delineation expenditure per annum divided by reserve additions net of acquisitions and divestments.

hydrocarbons
Solid, liquid or gas compounds of the elements hydrogen and carbon.

LNG
Liquefied natural gas.

LPG
Liquefied petroleum gas, the name given to propane and butane in their liquid state.

mbbls
Thousand barrels.

mean resource potential
The average of the range of recoverable resources.

mmbbls
Million barrels.

mmboe
Million barrels of oil equivalent.

mmscf/d
Million standard cubic feet per day.

petroleum liquids
Crude oil, condensate, or its derivative naphtha, and the liquefied petroleum gases propane and butane.

PJ
Petajoules. Joules are the metric measurement unit for energy. A petajoule is equal to 1 joule x 10^{15}. The equivalent imperial measure to joules is British Thermal Units (BTU). One kilojoule = 0.9478 BTU.

Proven reserves (1P)
Proven reserves (1P) are those reserves that, to a high degree of certainty (90% confidence), are recoverable. There is relatively little risk associated with these reserves. Proven developed reserves are reserves that can be recovered from existing wells with existing infrastructure and operating methods. Proven undeveloped reserves require development.

Proven plus Probable reserves (2P)
Proven plus Probable reserves (2P) are those reserves that analysis of geological and engineering data suggests are more likely than not to be recoverable. There is at least a 50% probability that reserves recovered will exceed Proven plus Probable reserves.

Proven, Probable plus Possible reserves (3P)
Proven, Probable plus Possible reserves (3P) are those reserves that, to a low degree of certainty (10% confidence), are recoverable. There is relatively high risk associated with these reserves.

PSC
Production sharing contract.

reserve replacement cost per barrel of oil equivalent
Exploration, delineation and development expenditure per annum divided by reserve additions net of acquisitions and divestments. Development includes all development and fixed asset expenditure net of stay-in-business and corporate capital expenditure.

reserve replacement ratio
Reserves added during the reporting period divided by the production over the same period, reported as a percentage.

resource potential
Resource potential refers to those quantities of petroleum yet to be discovered. It may refer to single opportunities or a group of opportunities.

ROAE
Return on average equity.

ROACE
Return on average capital employed.

seismic
Data used to gain an understanding of rock formations beneath the earth's surface using reflected sound waves.

tcf
Trillion cubic feet.

TJ
Terajoules. Joules are the metric measurement unit for energy. A terajoule is equal to 1 joule x 10^{12}.

total recordable case frequency rate (TRCFR)
A statistical measure of safety performance. Total recordable case frequency rate is calculated as the total number of recordable cases (medical treatment injuries and lost time injuries) per million hours worked. A lost time injury is a work-related injury or illness that results, or would result, in a permanent disability or time lost of one complete shift or day or more any time after the injury or illness. A medical treatment injury is a work-related injury or illness, other than a lost time injury, where the injury is serious enough to require more than minor first aid treatment. Santos classifies injuries that result in modified duties as medical treatment injuries.

wildcat exploration
Exploration wells testing new play concepts or structures distanced from current fields.

Conversion

crude oil 1 barrel = 1 boe

sales gas 1 petajoule = 171.937 boe x 10^3

condensate/naphtha 1 barrel = 0.935 boe

LPG 1 tonne = 8.458 boe

For a comprehensive online conversion calculator tool, visit the Santos website, www.santos.com.

TAPPING INTO THE ENERGY...

Santos is a major Australian oil and gas exploration and production company with interests and operations in every major Australian petroleum province and in the United States, Indonesia, Papua New Guinea and Egypt.

Santos is one of Australia's largest onshore gas producers, supplying sales gas and ethane to all mainland Australian states and territories, and selling oil and liquids to domestic and international customers.

In Australia, Santos has one of the largest exploration portfolios by area of any company and has assembled an expanding, well-situated acreage position in Indonesia and the United States. The Company is also pursuing new venture opportunities in North Africa and the Middle East.

Santos is positioning itself to perform alongside the top quartile of the world's oil and gas companies – rapidly expanding its exploration interests and delivering an exciting suite of growth projects.

...TO DELIVER ON THE STRATEGY

CORPORATE DIRECTORY

REGISTERED AND HEAD OFFICE
Ground Floor, Santos House
91 King William Street
Adelaide, South Australia 5000
GPO Box 2455
Adelaide, South Australia 5001
Telephone 08 8218 5111
Facsimile 08 8218 5274

SHARE REGISTER
Ground Floor, Santos House
91 King William Street
Adelaide, South Australia 5000
GPO Box 2455
Adelaide, South Australia 5001
Telephone 08 8218 5111
Facsimile 08 8218 5950

OFFICES
Brisbane
Level 14, Santos House
60 Edward Street
Brisbane, Queensland 4000
Telephone 07 3228 6666
Facsimile 07 3228 6920

Perth
Level 28, Forrest Centre
221 St Georges Terrace
Perth, Western Australia 6000
Telephone 08 9460 8900
Facsimile 08 9460 8971

Melbourne Project Office
Level 7, 34 Queen Street
Melbourne, Victoria 3000
Telephone: 03 8614 8500
Facsimile: 03 8614 8511

Port Bonython
PO Box 344
Whyalla, South Australia 5600
Telephone 08 8640 3100
Facsimile 08 8640 3200

United States of America
Santos USA Corp.
10111 Richmond Avenue, Suite 500
Houston, Texas 77042 USA
Telephone 1-713 986 1700
Facsimile 1-713 986 4200

Papua New Guinea
Barracuda Limited
Level 8, Pacific Place
Cnr Champion Parade
and Musgrave Street
Port Moresby, PNG
Telephone 675 321 2633
Facsimile 675 321 2847

Representative office of Santos Asia Pacific Pty Ltd in Jakarta
Level 9, Ratu Plaza Office Tower
Jalan Jendral Sudirman Kav 9
Jakarta 10270 Indonesia
PO Box 6621, JKS GN
Jakarta 12060 Indonesia
Telephone 62-21 270 0410
Facsimile 62-21 720 4503

USEFUL E-MAIL CONTACTS
Share register enquiries:
share.register@santos.com

Investor enquiries:
investor.relations@santos.com

Employment enquiries:
recruitment@santos.com

WEBSITE
www.santos.com

Santos



NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Members of Santos Limited will be held in the Auditorium at the Adelaide Town Hall Function Centre, 128 King William Street, Adelaide, South Australia on Friday, 20 May 2005 at 10.00 am.

ORDINARY BUSINESS

1 To receive and consider the Financial Report for the year ended 31 December 2004 and the reports of the Directors and the Auditors thereon.

2 To elect or re-elect Directors

(a) Mr Kenneth A. Dean retires in accordance with Article 96 of the Company's Constitution and, being eligible, offers himself for election.

(b) Mr Christopher J. Recny retires in accordance with Article 96 of the Company's Constitution and, being eligible, offers himself for election.

(c) Mr Peter C. Barnett retires by rotation in accordance with Article 99 of the Company's Constitution and, being eligible, offers himself for re-election.

(d) Mr Michael A. O'Leary retires by rotation in accordance with Article 99 of the Company's Constitution and, being eligible, offers himself for re-election.

VOTING ENTITLEMENT

The Board has determined in accordance with the Articles of the Company's Constitution and the Corporations Regulations 2001 that a person's entitlement to vote at the Annual General Meeting will be taken to be the entitlement of that person shown in the Register of Members at End of Day (as defined in the ASTC Settlement Rules) on and in respect of 18 May 2005.

By Order of the Board
W. J. Glanville
Secretary

Ground Floor, Santos House
91 King William Street
Adelaide, South Australia, 5000

30 March 2005

EXPLANATORY NOTES

Resolution 2 – Re-election of Directors

Brief biographical details of each of the Directors standing for election or re-election are set out below:-

Mr Kenneth Alfred Dean FCPA, MAICD Age 52

Kenneth Dean, an independent non-executive Director, was appointed to the Board effective 23 February 2005.

Mr Dean has extensive financial experience in the international petroleum industry, having held the position of Chief Executive Officer, Shell Financial Services. During his 30 year career with Shell, Mr Dean held several other senior executive positions in Treasury, Audit, Accounting, IT and financial and corporate services.

Mr Dean is a Fellow of the Australian Society of Certified Practising Accountants and a member of the Australian Institute of Company Directors.

Mr Christopher John Recny BSc, MSc, MBA Age 51

Christopher Recny, an independent non-executive Director, was appointed to the Board effective 23 February 2005.

Mr Recny has a strong understanding of the resources industry through his extensive international management and project management experience, including as global head of international consultancy L.E.K.'s – a company he helped establish in the 1980s – natural resources practice.

Mr Recny is regional head of Asia-Pacific for L.E.K. and has previously spent 8 years with Fluor Corporation working as a project manager on, and undertaking feasibility studies for, major resource developments.

Mr Peter Charles Barnett FCPA Age 64

Peter Barnett was appointed to the Board in 1995 and is a member of the Environmental and Safety Committee, Nomination Committee, Finance Committee and Remuneration Committee of the Board.

Mr Barnett is a director of AMCIL Ltd and Opis Capital Ltd.

Mr Barnett is a former Managing Director of Pasminco Ltd (1988 – 1995) and Chief Executive Officer of EZ Industries Ltd and a former Director of Mayne Group Ltd.

Mr Michael Anthony O'Leary DipMinE, BSc, FAusIMM, FAIM, FAICD Age 69

Michael O'Leary was appointed to the Board in 1996 and is a member of the Environmental and Safety Committee of the Board.

Mr O'Leary is a director of Newcrest Mining Ltd.

Mr O'Leary has a strong background in the resources sector, having served as former Chairman of Hamersley Iron, Argyle Diamonds, Dampier Salt and former director of Rio Tinto Ltd and Rio Tinto plc.

Mr O'Leary is also a former Deputy Chairman of the Bank of Western Australia Ltd.

NOTES RELATING TO VOTING

1. The Board has determined in accordance with the Articles of the Company's Constitution and the Corporation Regulations 2001 that a person's entitlement to vote at the Annual General Meeting will be taken to be the entitlement of that person shown in the Register of Members as at End of Day (as defined in the ASTC Settlement *Rules*) on and in respect of 18 May 2005.

2. On a poll, every member has one vote for every fully paid ordinary share held.

3. A member entitled to attend and vote is entitled to appoint not more than two proxies. If you wish to appoint two proxies please obtain a second proxy form by telephoning 08 8218 5111 or by sending a fax to 08 8218 5950. Both forms should be completed specifying the nominated percentage or number of your votes given to each proxy. If the appointment does not specify the proportion or number of your votes, each proxy may exercise half of the votes. Where more than one proxy is appointed, neither proxy is entitled to vote on a show of hands. Please return both proxy forms together. If a member appoints a body corporate as its proxy, then that body corporate must provide satisfactory evidence of the appointment of a corporate representative (refer to paragraph 6 below).

4. A proxy need not be a member of the Company.

5. A proxy form must be signed by the member or his/her attorney or, in the case of a corporation, executed in accordance with Section 127 the Corporations Act or signed by an authorised officer or attorney. If the proxy form is signed by an attorney or by the authorised officer of a corporation, the power of attorney or other authority (or a notarially certified copy) must accompany the form unless it has previously been provided to the Company. If the proxy form is sent by fax, any accompanying power of attorney or other authority must be certified.

6. Where a member which is a corporation appoints a representative under Section 250D of the Corporations Act, appropriate evidence of the appointment must be produced. A form of Appointment of Corporate Representative is included with this Notice Paper for completion prior to the meeting and presentation at the registration desk on the day of the meeting.

7. The Chairman of the meeting is deemed to be appointed where a signed proxy form is returned which does not contain the name of the proxy or the person appointed on the form is absent.

8. Proxy forms must be received by the Company at its registered office – Ground Floor, Santos House, 91 King William Street, Adelaide, South Australia 5000, (fax number is 08 8218 5950) or at its postal address, G.P.O Box 2455, Adelaide, South Australia 5001, not less than 48 hours before the time for holding the meeting.

9. Where a member appoints an attorney to act on his/her behalf at the meeting, such appointment must be made by power of attorney duly executed by the member and attested by one or more witnesses or if the member is a corporation executed in accordance with Section 127 of the Corporations Act. The power of attorney must be received at the registered office and by the time referred to in paragraph 8 above.

10. Voting instruction:

    If you wish to indicate how your proxy holder should vote, please mark the appropriate boxes. If in respect of any of the items of business you do not direct your proxy how to vote, you are directing your proxy to vote as he or she decides.

    If you mark the abstain box for a particular item you are directing your proxy not to vote on your behalf and your shares will not be counted in computing the required majority on a poll.

    For proxies without voting instructions that are exercisable by the Chairman, the Chairman intends to vote undirected proxies in favour of each resolution.

Santos Ltd
ABN 80 007 550 923

PROXY FORM

All communications to:
Ground Floor, Santos House
91 King William Street, Adelaide South Australia 5000
GPO Box 2455, Adelaide South Australia 5001
Telephone: 08 8218 5111
Facsimile: 08 8218 5950
ASX Code: STO
Email: share.registrar@santos.com
Website: www.santos.com

Please note that a preference share does not entitle its holder to vote in relation to the business at the meeting.

I/We being a member/members of Santos Limited and entitled to attend and vote hereby appoint

A **the Chairman of the Meeting (mark box)** ☐ OR (Write here the name of the person (excluding the registered securityholder) you are appointing if this person **is someone other** than the Chairman of the Meeting) ______________________

or failing the person named, or if no person is named above, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) **at the Annual General Meeting of the Company to be held on Friday, 20 May 2005 at 10.00 am or at any adjournment of that meeting.** Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. **Proxies will only be valid and accepted by the Company if they are signed and received at the Registered Office not less than 48 hours before the time for holding the meeting.**

Should you desire to direct your proxy how to vote on any resolution please place a mark (for example) ☒ in the appropriate box below. otherwise, the proxy may vote as he/she thinks fit or abstain from voting.

ORDINARY BUSINESS	For	Against	Abstain*
Resolution 2 (a) To elect Mr K.A. Dean as a director.	☐	☐	☐
Resolution 2 (b) To elect Mr C.J. Recny as a director.	☐	☐	☐
Resolution 2 (c) To re-elect Mr P.C. Barnett as a director.	☐	☐	☐
Resolution 2 (d) To re-elect Mr M.A. O'Leary as a director.	☐	☐	☐

***If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.**

Appointment of more than one proxy only

If you appoint a second proxy, state here the proportion or number of your voting rights given to the proxy appointed on this form. Any voting will be for all your voting right, unless expressly stipulated. ☐ % or ______ number

B SIGNATURE OF SECURITYHOLDER(S) – THIS MUST BE COMPLETED

Securityholder 1 (Individual) or Sole Director and Sole Company Secretary	Joint Securityholder 2 (Individual) or Director/Company Secretary (Delete one)	Joint Securityholder 3 (Individual) or Director

Dated / / 2005

Company Seal

This form must be signed, in the case of individuals, by the securityholder or, in the case of a company, persuant to Section 127 of the Corporations Act 2001 and the securityholder's Constitution, and received at the Registered Office not less than 48 hours before the time for holding the meeting.

For issuer sponsored holdings only, insert details of any change of address or amendment in the box opposite.

ADMITTANCE SLIP

Persons attending the Annual General Meeting of Shareholders of the Company to be held on Friday 20 May 2005 at 10.00 am are requested to complete this slip and present it at the registration desk.

....

Full Name (BLOCK LETTERS PLEASE)

☐ I wish to be included in the ballot for the shareholders' visit to Moomba and have not previously visited Moomba in any capacity. (Please refer to the section headed "Shareholders' Visit to Moomba").

....

Signature

....

If not a member, representing

☐ By Proxy ☐ Other Authority

If "Other Authority", please indicate

✂- -

APPOINTMENT OF CORPORATE REPRESENTATIVE

Pursuant to Section 250D of the Corporations Act

A corporation that has appointed a representative to vote on its behalf at the Annual General Meeting should complete this form prior to the meeting and hand it to its representative for presentation at the registration desk on the day of the meeting.

....

(Print the name of the corporation)

certifies that ....

is appointed to be its representative at the Annual General Meeting of Santos Ltd to be held on Friday 20 May 2005 at 10.00 am and at any adjournment thereof.

Dated 2005

COMPANY SEAL (if applicable)

....

*Director/Sole Director and Sole Secretary

....

*Director/Secretary

* delete as applicable

✂- -

SHAREHOLDERS' VISIT TO MOOMBA

During the past twenty-three years, a ballot has been held among shareholders present at the Annual General Meeting, affording them the opportunity to view the Company's Moomba operations. The Company has decided to arrange another visit in 2005. The visit is for educational purposes and, as such, only those shareholders who have not previously visited Moomba are eligible.

Shareholders attending the Annual General Meeting in person (that is, other than in the capacity of proxy, corporate representative, or attorney) and who have not previously visited Moomba (whether as a shareholder, employee, former employee or otherwise) may register their interest in being included in the ballot by completing the relevant section in the Admittance Slip and presenting it on registration at the meeting. The Company reserves the right to cancel the Moomba visit and to exclude persons therefrom notwithstanding that they may have been successful in the ballot.

Santos Ltd
ABN 80 007 550 923

PROXY FORM

All communications to:
Ground Floor, Santos House
91 King William Street, Adelaide South Australia 5000
GPO Box 2455, Adelaide South Australia 5001
Telephone: 08 8218 5111
Facsimile: 08 8218 5950
ASX Code: STO
Email: share.registrar@santos.com
Website: www.santos.com

Please note that a preference share does not entitle its holder to vote in relation to the business at the meeting.

I/We being a member/members of Santos Limited and entitled to attend and vote hereby appoint

A **the Chairman of the Meeting (mark box)** ☐ OR (Write here the name of the person (excluding the registered securityholder) you are appointing if this person **is someone other** than the Chairman of the Meeting) ☐

or failing the person named, or if no person is named above, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) **at the Annual General Meeting of the Company to be held on Friday, 20 May 2005 at 10.00 am or at any adjournment of that meeting.** Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. **Proxies will only be valid and accepted by the Company if they are signed and received at the Registered Office not less than 48 hours before the time for holding the meeting.**

Should you desire to direct your proxy how to vote on any resolution please place a mark (for example) X in the appropriate box below. otherwise, the proxy may vote as he/she thinks fit or abstain from voting.

ORDINARY BUSINESS	For	Against	Abstain*
Resolution 2 (a) To elect Mr K.A. Dean as a director.	☐	☐	☐
Resolution 2 (b) To elect Mr C.J. Recny as a director.	☐	☐	☐
Resolution 2 (c) To re-elect Mr P.C. Barnett as a director.	☐	☐	☐
Resolution 2 (d) To re-elect Mr M.A. O'Leary as a director.	☐	☐	☐

***If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.**

Appointment of more than one proxy only

If you appoint a second proxy, state here the proportion or number of your voting rights given to the proxy appointed on this form. Any voting will be for all your voting right, unless expressly stipulated. ☐ % or ☐ number

B SIGNATURE OF SECURITYHOLDER(S) – THIS MUST BE COMPLETED

Securityholder 1 (Individual) or Sole Director and Sole Company Secretary	Joint Securityholder 2 (Individual) or Director/Company Secretary (Delete one)	Joint Securityholder 3 (Individual) or Director

Dated / / 2005

Company Seal

This form must be signed, in the case of individuals, by the securityholder or, in the case of a company, persuant to Section 127 of the Corporations Act 2001 and the securityholder's Constitution, and received at the Registered Office not less than 48 hours before the time for holding the meeting.

For issuer sponsored holdings only, insert details of any change of address or amendment in the box opposite.

ADMITTANCE SLIP

Persons attending the Annual General Meeting of Shareholders of the Company to be held on Friday 20 May 2005 at 10.00 am are *requested* to complete this slip and present it at the registration desk.

....

Full Name (BLOCK LETTERS PLEASE)

☐ I wish to be included in the ballot for the shareholders' visit to Moomba and have not previously visited Moomba in any capacity. (Please refer to the section headed "Shareholders' Visit to Moomba").

....

Signature

....

If not a member, representing

☐ By Proxy ☐ Other Authority

If "Other Authority", please indicate

✂---

APPOINTMENT OF CORPORATE REPRESENTATIVE

Pursuant to Section 250D of the Corporations Act

A corporation that has appointed a representative to vote on its behalf at the Annual General Meeting should complete this form prior to the meeting and hand it to its representative for presentation at the registration desk on the day of the meeting.

....

(Print the name of the corporation)

certifies that ....

is appointed to be its representative at the Annual General Meeting of Santos Ltd to be held on Friday 20 May 2005 at 10.00 am and at any adjournment thereof.

Dated 2005

COMPANY
SEAL
(if applicable)

....

*Director/Sole Director and Sole Secretary

....

*Director/Secretary

* delete as applicable

✂---

SHAREHOLDERS' VISIT TO MOOMBA

During the past twenty-three years, a ballot has been held among shareholders present at the Annual General Meeting, affording them the opportunity to view the Company's Moomba operations. The Company has decided to arrange another visit in 2005. The visit is for educational purposes and, as such, only those shareholders who have not previously visited Moomba are eligible.

Shareholders attending the Annual General Meeting in person (that is, other than in the capacity of proxy, corporate representative, or attorney) and who have not previously visited Moomba (whether as a shareholder, employee, former employee or otherwise) may register their interest in being included in the ballot by completing the relevant section in the Admittance Slip and presenting it on registration at the meeting. The Company reserves the right to cancel the Moomba visit and to exclude persons therefrom notwithstanding that they may have been successful in the ballot.